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As filed with the Securities and Exchange Commission on October 13, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter))

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

         Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

         This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Shares (no par value)	2,691,535	$173,251,809	$19,854.66

(1)
Represents the maximum number of common shares of Agnico-Eagle Mines Limited ("Agnico") estimated to be issuable upon consummation of the exchange offer, calculated as the product of (a) 98,178,510, which is the estimated number of outstanding common shares of Grayd Resource Corporation ("Grayd"), other than shares beneficially owned by Agnico, as of September 27, 2011, on a fully-diluted basis and (b) 0.04112 (which is the exchange ratio for the maximum number of Agnico common shares that may be issued in the Offer in respect of the number of outstanding Grayd common shares on a fully-diluted basis) and, in accordance with the pro-rationing provisions of the transaction, multiplied by (c) 2/3.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G to Form F-80. The proposed maximum offering price is equal to the product of (a) Cdn.$2.65 (US$2.60), which is the market value per common share of Grayd (based upon the average of the high and low prices reported for such common shares on the TSX Venture Exchange on September 27, 2011), and (b) 98,178,510, which is the estimated number of common shares of Grayd, other than shares beneficially owned by Agnico, as of September 27, 2011, on a fully diluted basis, as adjusted in accordance with the pro-rationing provisions of the Offer. For purposes of this calculation, the market value per common of share of Cdn$2.65 has been converted to United States dollars based on an exchange rate of Cdn$1.00=US$0.9813, as reported by the Bank of Canada's noon rate for United States dollars on September 27, 2011.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Documents

        Offer to Purchase and Circular dated October 13, 2011 (the "Circular").
        Letter of Transmittal.
        Notice of Guaranteed Delivery.

Item 2.    Informational Legends

        See page (iii) of the Circular.

Item 3.    Incorporation of Certain Information by Reference

        As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Agnico-Eagle at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7, telephone 416-947-1212.

Item 4.    List of Documents Filed with the Commission

        See the information under the caption "Registration Statement Filed with the SEC" in the Circular.

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Agnico-Eagle may, in Agnico-Eagle's sole discretion, take such action as Agnico-Eagle may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 13, 2011

AGNICO-EAGLE MINES LIMITED
OFFER TO PURCHASE
all of the outstanding common shares of
GRAYD RESOURCE CORPORATION
on the basis of, at the election of each holder,
(a) $2.80 in cash, or
(b) 0.04039 of a common share of Agnico-Eagle Mines Limited and $0.05 in cash, for each common share of Grayd Resource Corporation
subject, in each case, to pro ration as set out herein

Agnico-Eagle Mines Limited ("Agnico-Eagle") hereby offers, upon and subject to the terms and conditions set out herein (the "Offer"), to purchase all of the issued and outstanding common shares ("Shares") of Grayd Resource Corporation ("Grayd"), including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of Options or Warrants (as such terms are defined in the Offer).

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2011 (the "Expiry Time"), unless the Offer is extended or withdrawn.

Each holder of Shares (a "Shareholder") may elect the Cash Option or the Share Option (as such terms are defined in the Offer) in respect of all of the Shareholder's Shares deposited under the Offer or may apportion the Shareholder's Shares between such consideration alternatives. The maximum amount of cash available under the Offer is approximately $92 million and the maximum number of common shares of Agnico-Eagle (the "Agnico-Eagle Shares") available for issuance under the Offer is approximately 2.7 million Agnico-Eagle Shares (based on the number of Shares outstanding on a fully-diluted basis as at September 19, 2011). See Section 1 of the Offer, "The Offer".

The board of directors of Grayd (the "Grayd Board"), after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the special committee of the Grayd Board (the "Special Committee"), has unanimously determined that the Offer is in the best interests of Grayd and the Shareholders and UNANIMOUSLY RECOMMENDS that Shareholders accept the Offer and tender their Shares to the Offer.

The Shares are listed on the TSX Venture Exchange (the "TSX-V") under the trading symbol "GYD". The closing price of the Shares on the TSX-V was $1.95 on September 16, 2011, the last trading day prior to the announcement of Agnico-Eagle's intention to make the Offer. The Offer represents a premium of 65.7% to the volume weighted average price of the Shares on the TSX-V for the 20-day period ended September 16, 2011.

Desjardins Securities Inc. delivered a fairness opinion to the Grayd Board and its Special Committee dated September 18, 2011, to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received under the Offer was fair, from a financial point of view, to Shareholders. For further information, see the Directors' Circular issued by the Grayd Board accompanying the Offer.

Agnico-Eagle and Grayd entered into an acquisition agreement dated September 19, 2011 (the "Acquisition Agreement") pursuant to which, among other things, Agnico-Eagle has agreed to make the Offer and Grayd has agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing Acquisition Proposals (as such term is defined in the Circular). See Section 6 of the Circular, "Acquisition Agreement". Agnico-Eagle is also a party to lock-up agreements dated September 19, 2011 (the "Lock-Up Agreements") with all of the directors and officers of Grayd (collectively, the "Locked-Up Shareholders"), pursuant to which each Locked-Up Shareholder has agreed to support the Offer and to accept the Offer and deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Shares beneficially owned or acquired by the Locked-Up Shareholder. The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 8.0% of the Shares on a fully-diluted basis. See Section 7 of the Circular, "Lock-Up Agreements".

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding at the Expiry Time on a fully-diluted basis. This and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer". Subject to applicable Laws (as such term is defined in the Offer), Agnico-Eagle reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Shares and all other required documents, with Computershare Trust Company of Canada (the "Depositary") at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). Alternatively, Shareholders may accept the Offer by following the procedures for book-entry transfer of Shares set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the "Information Agent"). The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com. The Information Agent can be contacted at 1-800-749-9197 toll free in North America or at 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators' website at www.sedar.com and the United States Securities and Exchange Commission's (the "SEC") website at www.sec.gov. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Agnico-Eagle, the Depositary or the Information Agent.

These securityholder materials are being sent to both registered and non-registered owners of the Shares. If you are a non-registered owner of Shares, and Agnico-Eagle or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States.

        Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Agnico-Eagle Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Agnico-Eagle and Grayd are incorporated under the laws of Ontario and British Columbia, respectively, that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States and that all or a substantial portion of the assets of Agnico-Eagle, Grayd and the above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue Agnico-Eagle, Grayd or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws or the securities or "blue sky" laws of any State within the United States. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

        THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Agnico-Eagle reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX-V at any time, and from time to time, prior to the Expiry Time, as permitted by applicable laws or regulations of Canada or its provinces or territories. See Section 12 of the Offer, "Market Purchases".

 NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

        The Offer is made only for Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert the Options or Warrants in order to obtain certificates representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        For additional important information on the treatment of Options and Warrants under the Offer, see Section 1 of the Offer, "The Offer — Options and Warrants", and Section 6 of the Circular, "Acquisition Agreement — Outstanding Options and Warrants".

        The tax consequences to holders of Options or Warrants of exercising, exchanging or converting such Options or Warrants are not described in the Circular. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or to not exercise, exchange or convert their Options or Warrants.

 NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offer and Circular, including the summary thereof, have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the SEC in Industry Guide No. 7 as interpreted by staff at the SEC. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures set out or incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Agnico-Eagle does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        The documents incorporated by reference herein use the terms "measured resources" and "indicated resources". While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        The documents incorporated by reference herein use the term "inferred resources". While this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        The Circular and the documents incorporated by reference herein include certain measures, including "total cash costs per ounce", that are not recognized measures under United States generally accepted accounting principles ("U.S. GAAP"). This data may not be comparable to data disclosed by other gold producers using similar titles. A reconciliation of these measures to the figures set out in the consolidated financial statements prepared in accordance with U.S. GAAP is set out (a) in respect of the data for the year ended December 31, 2010, in management's discussion and analysis of financial condition and results of operations of Agnico-Eagle in respect of the year ended December 31, 2010 under the caption "Results of Operations — Production Costs" and (b) in respect of the three-and six-month periods ended June 30, 2011, in management's discussion and analysis of financial condition and results of operations of Agnico-Eagle in respect of the three and six months ended June 30, 2011 under the caption "Results of Operations", each of which is incorporated by reference herein. Agnico-Eagle believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-U.S. GAAP measures should be considered together with other data prepared in accordance with U.S. GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with U.S. GAAP.

 CURRENCY

        All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On October 11, 2011, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$0.9721.

FORWARD-LOOKING STATEMENTS

        The information contained in the Offer and Circular, including the summary thereof, has, unless otherwise specified, been prepared as of October 11, 2011 and the information contained in the documents incorporated by reference therein has, unless otherwise specified, been prepared as of the respective dates of such documents. Certain statements contained in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, that are referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time, and "forward-looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "project", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

        Forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, include, but are not limited to statements regarding: Agnico-Eagle's outlook for 2011 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the ability of Agnico-Eagle to integrate Grayd's business with its current business and the costs associated with such integration following successful completion of the Offer; the value of the Agnico-Eagle Shares received as consideration under the Offer; the ability of Agnico-Eagle to complete the transactions contemplated by the Offer; future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by Agnico-Eagle or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by Agnico-Eagle; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to Agnico-Eagle's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; anticipated legislation and regulation regarding climate change and estimates of the impact on Agnico-Eagle; and other anticipated trends with respect to Agnico-Eagle's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, are based and which may prove to be incorrect, include, but are not limited to, the assumptions set out in the Offer and Circular, including the summary thereof, as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, U.S. dollar, European Union euro and Mexican peso will be approximately consistent with Agnico-Eagle's current expectations; that prices for gold, silver, zinc, copper and lead will be approximately consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that

v

there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico-Eagle.

        The forward-looking statements in the Offer and Circular, including the summary thereof, reflect Agnico-Eagle's views as at the date of the Offer and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Agnico-Eagle or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see Section 18 of the Circular, "Risk Factors", and Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010 incorporated by reference in the Offer and Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, Agnico-Eagle expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Agnico-Eagle's expectations or any change in events, conditions or circumstances on which any such statement is based. The Offer and Circular and documents incorporated by reference therein contain information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of Agnico-Eagle's mines and mine development projects. Agnico-Eagle believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

 SUMMARY

        The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

        Agnico-Eagle is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares, including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of Options or Warrants, for a Purchase Price of, at the election of the Shareholder:

  (a)
  $2.80 in cash for each Share; or

  (b)
  0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share,

in each case subject to pro ration as described in Section 1 of the Offer, "The Offer — Pro Rationing".

        The maximum amount of cash payable by Agnico-Eagle under the Offer is approximately $92 million and the maximum number of Agnico-Eagle Shares issuable by Agnico-Eagle under the Offer is approximately 2.7 million Agnico-Eagle Shares (based on the number of Shares outstanding on a fully-diluted basis as at September 19, 2011). The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amounts.

        If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares. A Shareholder who fails to make an election will be deemed to have elected the Cash Option in respect of all of such Shareholder's Shares deposited under the Offer.

        The Offer represents a premium of 65.7% to the volume weighted average price of the Shares on the TSX-V for the 20-day period ended September 16, 2011, the last trading day prior to the announcement of Agnico-Eagle's intention to make the Offer.

        The Offer is being made only for Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have the certificates representing the Shares received on such exercise, exchange or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". For additional information on the treatment of the Options and Warrants under the Offer, see Section 1 of the Offer, "The Offer — Options and Warrants", and Section 6 of the Circular, "Acquisition Agreement — Outstanding Options and Warrants".

        The obligation of Agnico-Eagle to take up and pay for Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

        No fractional Agnico-Eagle Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Agnico-Eagle Share will receive the applicable number of Agnico-Eagle Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Agnico-Eagle Share.

Time for Acceptance

        The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on November 18, 2011, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Agnico-Eagle. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

Agnico-Eagle

        Agnico-Eagle is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, Agnico-Eagle has produced nearly 7.2 million ounces of gold. Agnico-Eagle has mineral reserves of approximately 21.3 million ounces of gold (of which approximately 19.5 million ounces are probable reserves) and expects to produce more than one million ounces of gold in 2011. The Agnico-Eagle Shares are listed on the TSX and the NYSE and Agnico-Eagle's market capitalization is approximately $10.3 billion. Agnico-Eagle declared an annual dividend of US$0.64 per Agnico-Eagle Share in 2011 and has paid a dividend on the Agnico-Eagle Shares every year for the past 29 years. Agnico-Eagle is incorporated under the laws of the Province of Ontario. Its registered and head office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7. See Section 1 of the Circular, "Agnico-Eagle".

Grayd

        Grayd is a Canadian-based natural resource company engaged in the acquisition, exploration and development of mineral resource properties in Mexico. Grayd currently owns a 100% interest in the La India property located in the Mulatos Gold Belt of Sonora, Mexico, approximately 70 kilometres northwest of Agnico-Eagle's Pinos Altos gold mine. In addition, Grayd recently discovered the Tarachi gold porphyry prospect located approximately 10 kilometres north of the La India project. Grayd is incorporated under the laws of the Province of British Columbia. Its registered, records and head office is located at Suite 1620, 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1. The Shares are listed on the TSX-V under the trading symbol "GYD". See Section 2 of the Circular, "Grayd".

Grayd Options and Warrants

        All holders of Options will be permitted to surrender their Options to Grayd for cancellation, conditional upon Agnico-Eagle taking up Shares under the Offer, in exchange for a payment by Grayd per Share issuable upon the exercise of each Option equal to the amount by which $2.80 exceeds the exercise price of each Option payable in Shares at a value per Share of $2.80. The Option Plan was amended on September 30, 2011 to provide that all unexercised Options and the Option Plan will terminate at the Expiry Time.

        Grayd entered into agreements with each holder of outstanding Warrants on September 30, 2011, pursuant to which either: (i) such holder agreed to exercise its Warrants and tender the Shares received on exercise to the Offer; or (ii) the Warrants were amended to provide that such holder may exercise its Warrants and cause the Shares issued on such exercise to be deposited in accordance with the Offer, conditional upon Agnico-Eagle taking up Shares under the Offer, and that all unexercised Warrants will terminate at the Expiry Time.

Grayd Board Recommendation

        The Grayd Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Grayd and the Shareholders and, accordingly, has unanimously recommended the entering into of the Acquisition Agreement and UNANIMOUSLY RECOMMENDS that Shareholders accept the Offer and tender their Shares to the Offer. For further information, see Section 1 of the Offer, "The Offer — Grayd Board Recommendation", Section 6 of the Circular, "Acquisition Agreement — Support of the Offer", and the accompanying Directors' Circular.

Fairness Opinion

        Desjardins delivered a fairness opinion to the Grayd Board and its Special Committee dated September 18, 2011 to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received under the Offer was fair, from a financial point of view, to Shareholders. For further information, see the accompanying Directors' Circular.

Acquisition Agreement

        On September 19, 2011, Agnico-Eagle and Grayd entered into the Acquisition Agreement, pursuant to which, among other things, Agnico-Eagle agreed to make the Offer and Grayd agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing Acquisition Proposals. See Section 6 of the Circular, "Acquisition Agreement".

Lock-Up Agreements

        Agnico-Eagle has also entered into Lock-Up Agreements with each of the directors and officers of Grayd, pursuant to which each Locked-Up Shareholder has agreed to support the Offer and to accept the Offer and deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Shares that the Locked-Up Shareholder beneficially owns or acquires. The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 8.0% of the Shares on a fully-diluted basis. See Section 7 of the Circular, "Lock-Up Agreements".

Credit Agreement

        Concurrently with the signing of the Acquisition Agreement, Agnico-Eagle and Grayd entered into the Credit Agreement, pursuant to which Agnico-Eagle agreed to make available to Grayd a non-revolving term loan of $5 million on a senior unsecured basis with a maturity date of August 13, 2012. Grayd may use the proceeds of the loan for general corporate purposes and intends to use the proceeds of the loan to fund its ongoing exploration program on its La India property in Sonora, Mexico. Grayd's obligations under the Credit Agreement are guaranteed by Grayd Mexico. Interest on the loan is payable semi-annually at a rate of 7.5% per annum, compounded semi-annually in arrears, with the first interest payment date on February 12, 2012. The Credit Agreement contains customary representations, warranties, covenants and events of default, including restrictions on the disposition of assets and an event of default upon the failure of Grayd to perform, observe or comply with any of the covenants or obligations contained in the Acquisition Agreement and upon a change of control (as defined in the Credit Agreement) of Grayd and, in certain circumstances, its subsidiaries. At the date hereof, the full $5 million has been advanced to Grayd. The loan may be repaid at any time without penalty. See Section 8 of the Circular, "Credit Agreement".

Purpose of the Offer

        The purpose of the Offer is to enable Agnico-Eagle to acquire all of the outstanding Shares. If Agnico-Eagle takes up and accepts for payment Shares validly deposited under the Offer, Agnico-Eagle currently intends, if possible to do so under and subject to compliance with all applicable Laws, to acquire all of the outstanding Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Plans for Grayd", and Section 10 of the Circular, "Acquisition of Shares Not Deposited".

Manner of Acceptance

        A Shareholder who wishes to accept the Offer must deposit the certificate(s) representing its Shares, together with a properly completed and executed Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and all other required documents, at or prior to the Expiry Time at the office of the Depositary in Toronto, Ontario specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal accompanying the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

        If a Shareholder wishes to accept the Offer and deposit its Shares under the Offer and the certificate(s) representing such Shareholder's Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may, alternatively, accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), and all other required documents, is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents or Agent's Message is received by the Depositary at or prior to the Expiry Time. See Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

        Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Shares with the Depositary. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Conditions of the Offer

        Agnico-Eagle reserves the right to extend or withdraw the Offer and shall not be required to take up and pay for any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things:

  •
  there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding at the Expiry Time on a fully-diluted basis (which condition Agnico-Eagle may not waive or reduce below 50% without the prior consent of Grayd);

  •
  Agnico-Eagle having determined, acting reasonably, that no change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Grayd or any of its subsidiaries exists or has occurred that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Grayd; and

  •
  there not having occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of Agnico-Eagle, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States.

See Section 4 of the Offer, "Conditions of the Offer".

Take-Up of and Payment for Deposited Shares

        If all of the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by Agnico-Eagle at or prior to the Expiry Time, Agnico-Eagle will take up Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Time. Any Shares taken up will be paid for as soon as reasonably practicable, and in any event not later than three business days following the time at which it becomes entitled to take up Shares under the Offer pursuant to applicable Laws. See Section 6 of the Offer, "Take-Up of and Payment for Deposited Shares".

Withdrawal of Deposited Shares

        Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up by Agnico-Eagle under the Offer and in the other circumstances described in Section 8 of the Offer, "Withdrawal of Deposited Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Shares are irrevocable.

Acquisition of Shares Not Deposited

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of Agnico-Eagle, or an affiliate or an associate of Agnico-Eagle, Agnico-Eagle has agreed in the Acquisition Agreement that it will, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition under Section 300 of the BCBCA.

        If a Compulsory Acquisition is not available or will not result in Agnico-Eagle acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, Agnico-Eagle has agreed to use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer. Grayd has agreed that, in the event Agnico-Eagle takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Agnico-Eagle in connection with any Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

        Shareholders who do not deposit their Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event Agnico-Eagle acquires at least 90% of the issued and outstanding Shares or acquires such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 10 of the Circular, "Acquisition of Shares Not Deposited".

Stock Exchange Listing

        The Shares are listed on the TSX-V under the trading symbol "GYD". See Section 3 of the Circular, "Certain Information Concerning Securities of Grayd — Shares". If permitted by applicable Laws, Agnico-Eagle intends to cause Grayd to apply to delist the Shares from the TSX-V as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 16 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

        The TSX has conditionally approved the listing of the Agnico-Eagle Shares to be issued in connection with the Offer, subject to Agnico-Eagle fulfilling all of the requirements of the TSX within one business day of the take-up and payment for Shares under the Offer. Agnico-Eagle will apply to list the Agnico-Eagle Shares issuable under the Offer on the NYSE. See Section 23 of the Circular, "Stock Exchange Listing Application".

Canadian Federal Income Tax Considerations

        A Resident Shareholder who holds Shares as capital property and who disposes of such Shares to Agnico-Eagle under the Offer (unless the Resident Shareholder enters into a joint election with Agnico-Eagle to obtain a full or partial tax-deferred rollover when available as described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act") generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of the Shares to the Resident Shareholder and any reasonable costs of disposition.

        An Eligible Holder who disposes of Shares under the Offer pursuant to the Share Option and who further elects the Rollover Option in the Letter of Transmittal may, depending upon the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with Agnico-Eagle and filing such election with the CRA (and any appropriate provincial tax authority) under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial legislation).

        A Non-Resident Shareholder generally will not be subject to Canadian income tax under the Tax Act on any capital gain realized on the disposition of Shares to Agnico-Eagle under the Offer unless those Shares constitute "taxable Canadian property" within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

        Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences to a Shareholder of a disposition of Shares pursuant to a Subsequent Acquisition Transaction could differ from the tax consequences to such Shareholder of a disposition of Shares under the Offer. In the case of a Non-Resident Shareholder, a portion of the consideration received on the disposition of Shares pursuant to a Subsequent Acquisition Transaction could be subject to Canadian withholding tax.

        The foregoing is a very brief summary of certain Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options and Warrants should consult their own tax advisors having regard to their personal circumstances.

United States Federal Income Tax Considerations

        Subject to the rules regarding passive foreign investment companies, or PFICs, Shareholders who are residents or citizens of the United States for U.S. federal income tax purposes, who hold Shares as capital assets, and who dispose of Shares under the Offer generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the disposition (other than amounts, if any, received by a Dissenting Offeree that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and the U.S. Shareholder's adjusted tax basis in the Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Shares exceeds one year. In the event that Grayd has been a PFIC for U.S. federal income tax purposes during the Shareholder's holding period in the Shares, unless the Shareholder has timely filed certain elections, any recognized gain generally must be allocated rateably to each day the Shareholder has held the Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which Grayd was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year during which Grayd was a PFIC, taxable as ordinary income at the highest rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods.

        Backup withholding and information reporting may also apply to U.S. Shareholders participating in the Offer.

        The foregoing is a very brief summary of certain U.S. federal income tax consequences and is qualified by the summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options and Warrants should consult their own tax advisors having regard to their own personal circumstances.

Risk Factors

        An investment in Agnico-Eagle Shares and the integration of the operations and businesses of Agnico-Eagle and Grayd are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties identified in Section 18 of the Circular, "Risk Factors".

Depositary and Information Agent

        Computershare Trust Company of Canada has been retained by Agnico-Eagle to act as the Depositary to receive deposits of certificates representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by Agnico-Eagle under the Offer. The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com.

        Kingsdale Shareholder Services Inc. has been retained by Agnico-Eagle to act as the Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent can be contacted at 1-800-749-9197 toll free in North America or 416-867-2272 outside North America or by e-mail at contactus@kingsdaleshareholder.com.

        The Depositary and the Information Agent will each receive reasonable and customary compensation from Agnico-Eagle for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Further contact details for the Depositary and the Information Agent are provided on the back cover of this document.

        See Section 22 of the Circular, "Other Matters Related to the Offer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Financial Advisor

        TD Securities has been retained to act as financial advisor to Agnico-Eagle with respect to the Offer. Agnico-Eagle reserves the right to form a Soliciting Dealer Group to solicit acceptances of the Offer from persons resident in Canada. If Agnico-Eagle makes use of the services of a Soliciting Dealer, Agnico-Eagle may pay such Soliciting Dealer a fee customary for such services for each Share deposited and taken up by Agnico-Eagle under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). Agnico-Eagle may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit. See Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group".

 SELECTED HISTORICAL FINANCIAL INFORMATION OF AGNICO-EAGLE

        The following tables contain certain historical financial information of Agnico-Eagle from (a) Agnico-Eagle's audited consolidated financial statements as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 filed on SEDAR on March 28, 2011 and (b) Agnico-Eagle's unaudited interim consolidated financial statements as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 filed on SEDAR on August 12, 2011, each incorporated by reference herein. Please see these documents for the full financial statements, including the notes thereto, for these periods.

	Years Ended December 31,				Six Months Ended June 30,
	2010		2009		2011		2010
	in thousands of U.S. dollars (except per share data) and on a U.S. GAAP basis
Consolidated Income Statement Data:
Revenues from mining operations	US$	1,422,521	US$	613,762	US$	845,759	US$	585,039
Production costs		677,472		306,318		411,321		284,800
Exploration and corporate development		54,958		36,279		34,267		20,459
Amortization		192,486		72,461		121,164		74,506
General and administrative		94,327		63,687		59,274		51,670
Loss (gain) on derivative financial instruments		(7,612)		(3,592)		(2,332)		(7,162)
Provincial capital tax		(6,075)		5,014		—		155
Interest		49,493		8,448		27,997		19,813
Interest and sundry income		(10,254)		(12,580)		(24)		(153)
Gain on acquisition of Comaplex Minerals Corp., net of transaction costs		(57,526)		—		—		—
Gain on sale of available-for-sale securities		(19,487)		(10,142)		(4,814)		(346)
Foreign exchange (gain) loss		19,536		39,831		16,778		(8,526)

Income before income and mining taxes		435,203		108,038		182,128		149,823
Income and mining taxes		103,087		21,500		68,039		27,131

Net income for the period		US$332,116		US$86,538		US$114,089		US$122,692

Net income per share — basic		US$2.05		US$0.55		US$0.68		US$0.78

Net income per share — diluted		US$2.00		US$0.55		US$0.66		US$0.77

	As at December 31,				As at June 30,
	2010		2009		2011
	in thousands of U.S. dollars and on a U.S. GAAP basis
Consolidated Balance Sheet Data:
Mining properties (net)	US$	4,564,563	US$	3,581,798	US$	4,647,580
Total assets		5,500,351		4,247,357		5,641,656
Long-term debt		650,000		715,000		600,000
Reclamation provision and other liabilities		145,536		96,255		150,033
Common shares		3,078,217		2,378,759		3,102,141
Shareholders' equity	US$	3,665,450	US$	2,751,761	US$	3,826,984

 GLOSSARY

        This Glossary forms part of the Offer. In the accompanying summary, Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:

"Acquisition Agreement" means the acquisition agreement dated September 19, 2011 between Agnico-Eagle and Grayd, as amended from time to time;

"Acquisition Proposal" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — No Solicitation Covenant";

"affiliate" has the meaning ascribed thereto in the OSA;

"Agent's Message" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer";

"Agnico-Eagle" means Agnico-Eagle Mines Limited, a corporation incorporated under the laws of the Province of Ontario;

"Agnico-Eagle Credit Facility" means the US$1.2 billion amended and restated unsecured revolving bank credit facility entered into on June 22, 2010, as further amended and restated on July 27, 2011, between Agnico-Eagle, as borrower, and the following financial institutions as lenders: The Bank of Nova Scotia; The Toronto-Dominion Bank; Bank of Montreal; Canadian Imperial Bank of Commerce; Royal Bank of Canada; Export Development Canada; Bank of America, N.A., Canada Branch; Commonwealth Bank of Australia; Barclays Bank PLC; National Bank of Canada; HSBC Bank Canada; Citibank, N.A. Canadian Branch; and Credit Suisse AG, Toronto Branch;

"Agnico-Eagle Shares" means the common shares of Agnico-Eagle, and "Agnico-Eagle Share" means one common share of Agnico-Eagle;

"Agnico-Eagle Termination Event" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination of the Acquisition Agreement";

"Agnico-Eagle Warrants" has the meaning ascribed thereto in Section 17 of the Circular, "Certain Information Concerning the Securities of Agnico-Eagle — Agnico-Eagle Warrants";

"allowable capital loss" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses";

"associate" has the meaning ascribed thereto in the OSA;

"BCBCA" means the Business Corporations Act (British Columbia), as amended;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Shares into the Depositary's account at CDS and/or DTC, as applicable;

"business combination" has the meaning ascribed thereto in MI 61-101;

"business day" means, unless otherwise specified herein, a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

"Cash Electing Shareholder" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"Cash Option" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"CDS" means CDS Clearing and Depository Services Inc., or its nominee, which at the date hereof is CDS & Co.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"Change of Control Time" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination of the Acquisition Agreement";

"Circular" means the take-over bid circular accompanying and forming part of the Offer;

"Code" has the meaning given to it in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations";

"Compelled Acquisition" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compelled Acquisition";

"Compulsory Acquisition" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Confidentiality Agreement" means the confidentiality agreement dated February 4, 2011 between Grayd and Agnico-Eagle;

"Convention" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction";

"Court" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"CRA" means the Canada Revenue Agency;

"Credit Agreement" means the credit agreement entered into by Agnico-Eagle and Grayd on September 19, 2011, pursuant to which Agnico-Eagle agreed to make available to Grayd a non-revolving term loan of $5 million on a senior unsecured basis with a maturity date of August 13, 2012;

"Davies" means Davies Ward Phillips & Vineberg LLP, counsel to Agnico-Eagle;

"De Minimis Exemption" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"Depositary" means Computershare Trust Company of Canada;

"Deposited Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"Desjardins" means Desjardins Securities Inc., financial advisor to the Special Committee;

"Directors' Circular" means the directors' circular of the Grayd Board dated October 13, 2011 recommending that Shareholders accept the Offer;

"Dissenting Offeree" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Distributions" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"DTC" means The Depository Trust Company or its nominee;

"Effective Time" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"Elected Amount" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax Deferred Rollover Under the Tax Act";

"Eligible Holder" means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act whose Shares are "taxable Canadian property" (as defined by the Tax Act) to such Shareholder and who is not exempt from Canadian tax in respect of any gain such Shareholder would realize on a disposition of Shares by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

"Expense Reimbursement Amount" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination of the Acquisition Agreement";

"Expiry Time" means 5:00 p.m. (Toronto time) on November 18, 2011, or such later time or times and date or dates as may be fixed by Agnico-Eagle from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Agnico-Eagle;

"fully-diluted basis" means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all Options and Warrants were exercised or exchanged for or converted into Shares, whether such Options and Warrants are vested or unvested and notwithstanding any restriction, limitation or other condition on their exercise, exchange or conversion at such time;

"Governmental Entity" means any: (a) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or political subdivision thereof, any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange; (c) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Grayd" means Grayd Resource Corporation, a corporation existing under the laws of the Province of British Columbia, including, if the context so requires, its affiliates;

"Grayd Board" means the board of directors of Grayd;

"Grayd Mexico" means Resource Grayd de Mexico, S.A. de C.V., a subsidiary of Grayd;

"Grayd Mexico Share Transfer Agreement" means the share transfer agreement dated September 19, 2011 between Francisco Heiras Mancera and Agnico-Eagle;

"Grayd Termination Event" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination of the Acquisition Agreement";

"Guarantee" has the meaning ascribed thereto is Section 8 of the Circular, "Credit Agreement";

"Information Agent" means Kingsdale Shareholder Services Inc.;

"Independent Committee Exemption" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"insider" has the meaning ascribed thereto in the OSA;

"IRS" has the meaning ascribed thereto in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations";

"Laws" means any applicable laws, including international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances or other requirements of any Governmental Entity having the force of law and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Letter of Intent" means the letter agreement dated August 12, 2011 between Grayd and Agnico-Eagle;

"Letter of Transmittal" means, with respect to the Offer, the letter of transmittal in the form accompanying the Offer and Circular (printed on YELLOW paper) and, with respect to a Compulsory Acquisition or a Subsequent Acquisition Transaction, the letter of transmittal accompanying the Offeror's Notice delivered in connection with such transaction;

"Lock-Up Agreements" means the lock-up agreements dated September 19, 2011 between Agnico-Eagle and each of the Locked-Up Shareholders, as amended from time to time;

"Locked-Up Shareholders" means, collectively, the directors and officers of Grayd, beneficially owning in aggregate Shares representing approximately 8.0% of the Shares on a fully-diluted basis, and "Locked-Up Shareholder" means any one of the Locked-Up Shareholders;

"Match Period" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — No Solicitation Covenant";

"Material Adverse Effect" means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

  (a)
  relating to the economy, political conditions or securities markets in general in the jurisdictions in which such person has material operations;

  (b)
  affecting the gold mining industry in general;

  (c)
  relating to a change in the market trading price of shares of that person, either:

  (i)
  related to the Acquisition Agreement and the Offer or the announcement of thereof, or

  (ii)
  related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b) or (d); or

  (d)
  relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

"material fact" has the meaning ascribed thereto in the OSA;

"Maximum Cash Consideration" means the result obtained when the product of $2.80 multiplied by the aggregate number of Shares outstanding on a fully-diluted basis is multiplied by 1/3, and is approximately $92 million based on the aggregate number of Shares outstanding as at the date of the Offer on a fully-diluted basis;

"Maximum Share Consideration" means that number of Agnico-Eagle Shares that is equal to (i) 0.04112, multiplied by (ii) the aggregate number of Shares outstanding on a fully-diluted basis, multiplied by (iii) 2/3, and is approximately 2.7 million Agnico-Eagle Shares based on the aggregate number of Shares outstanding as at the date of the Offer on a fully-diluted basis;

"Maximum Take-Up Date Cash Consideration" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"Maximum Take-Up Date Share Consideration" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

"Minimum Tender Condition" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer";

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

"Non-Resident Shareholder" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on PINK paper);

"Number of Delivered Agnico-Eagle Shares" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"NYSE" means the New York Stock Exchange;

"Offer" means the offer to purchase Shares made hereby to the Shareholders pursuant to the terms set forth herein and subject to the conditions set out herein;

"Offeror's Notice" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Option Plan" means the Amended Stock Option Plan of Grayd, as amended effective January 25, 2006, January 23, 2008, February 2, 2010, January 1, 2011 and September 30, 2011 pursuant to resolutions of the Grayd Board, and last ratified by the Shareholders on February 2, 2011;

"Options" means the options issued by Grayd pursuant to the Option Plan;

"OSA" means the Securities Act (Ontario), as amended from time to time;

"OSC Rule 62-504" means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

"Outside Date Termination Event" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement";

"person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, other legal representative and any other form of entity or organization;

"PFIC" has the meaning ascribed thereto in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations — Potential Treatment of Grayd as a PFIC";

"Purchase Price" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"Purchased Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"QEF" has the meaning ascribed thereto in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations — Potential Treatment of Grayd as a PFIC";

"Regulations" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Representative" means, in respect of a person, its subsidiaries and its affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

"Resident Shareholder" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada";

"Rollover Option" means the option of a Shareholder to deposit Shares to Agnico-Eagle on a full or partial tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", which option is available to a Shareholder who (a) is an Eligible Holder, (b) has elected the Share Option in the Letter of Transmittal, and (c) has elected the "Rollover Option" in the Letter of Transmittal;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the System for Electronic Document Analysis and Retrieval on the Canadian Securities Administrators' website at www.sedar.com;

"Share Electing Shareholder" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"Share Option" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"Share Option Cash Payment Amount" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer — Pro Rationing";

"Shareholders" means holders of Shares;

"Shares" means the issued and outstanding common shares of Grayd, including common shares that may become issued and outstanding after the date of the Offer upon the exercise, exchange or conversion of Options or Warrants, and "Share" means any one common share of Grayd;

"Soliciting Dealer" has the meaning ascribed thereto in Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group";

"Soliciting Dealer Group" has the meaning ascribed thereto in Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group";

"Special Committee" means the special committee of the Grayd Board comprised of Troy J. Fierro (chair), John E. Robins and Bradley J. Blacketor;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Ability of Grayd to Accept a Superior Proposal and Agnico-Eagle's Right to Match";

"Superior Proposal Notice" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Ability of Grayd to Accept a Superior Proposal and Agnico-Eagle's Right to Match";

"take up", in reference to Shares, means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and "take-up", "taking up" and "taken up" have corresponding meanings;

"Take-Up Date" means any date on which Agnico-Eagle takes up and pays for Shares pursuant to the Offer or acquires Shares pursuant to a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction;

"Tax Act" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Tax Proposals" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"taxable capital gain" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses";

"TD Securities" means TD Securities Inc., financial advisor to Agnico-Eagle;

"Termination Payment" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination Payment";

"Termination Payment Event" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition Agreement — Termination Payment";

"TFSA" has the meaning ascribed thereto in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Eligibility of Agnico-Eagle Shares for Investment";

"Treasury Regulations" means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange;

"U.S. GAAP" means United States generally accepted accounting principles;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Shareholder" has the meaning ascribed thereto in Section 21 of the Circular, "Certain United States Federal Income Tax Considerations"; and

"Warrants" means, collectively, the share purchase warrants issued by Grayd to Canaccord Genuity Corp., Penson Financial Services in trust for Macquarie Capital Markets Canada Ltd. and Desjardins in connection with a financing completed on November 17, 2010 and expiring on May 17, 2012 with an exercise price of $1.25 per Share relating to rights to purchase an aggregate of 168,000 Shares.

OFFER

        The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, capitalized terms used but not defined in the Offer have the respective meanings set out in the accompanying Glossary.

October 13, 2011

TO: THE HOLDERS OF SHARES OF GRAYD

1.     The Offer

        Agnico-Eagle is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares, including all Shares issued after the date hereof but before the Expiry Time upon the exercise, exchange or conversion of any Options or Warrants, for a purchase price (the "Purchase Price") of, at the election of the Shareholder, either:

  (a)
  $2.80 in cash for each Share (the "Cash Option"); or

  (b)
  0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share (the "Share Option"),

in each case subject to pro ration as set forth below.

        The Offer represents a premium of 65.7% to the volume weighted average price of the Shares on the TSX-V for the 20-day period ended September 16, 2011, the last trading day prior to the announcement of Agnico-Eagle's intention to make the Offer.

        The obligation of Agnico-Eagle to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

        All cash payable under the Offer will be paid in Canadian dollars.

        The Offer is being made only for Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have the certificates representing the Shares received on such exercise, exchange or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Election of Cash Option or Share Option

        Each Shareholder wishing to accept the Offer may elect, in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, the Cash Option or the Share Option with respect to all of such Shareholder's Shares or may apportion such Shareholder's Shares between such consideration alternatives. A Shareholder who fails to elect the Cash Option or the Share Option in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, will be deemed to have elected the Cash Option for all of such Shareholder's Shares deposited under the Offer.

        If a Shareholder apportions its Shares between the Cash Option and the Share Option and the number of Shares subject to such Shareholder's elections exceeds the number of Shares deposited under the Offer by such Shareholder, then the number of Shares in respect of which the Shareholder has elected the Share Option will be reduced such that the number of Shares in respect of which the Shareholder has made elections equals the number of Shares deposited under the Offer by such Shareholder. If a Shareholder apportions its Shares between the Cash Option and the Share Option and the number of Shares subject to such Shareholder's elections is less than the number of Shares deposited under the Offer by such Shareholder, then the Shareholder will be deemed to have elected the Cash Option in respect of that number of Shares in respect of which the Shareholder failed to make a consideration election.

        The maximum amount of cash payable by Agnico-Eagle under the Offer is approximately $92 million and the maximum number of Agnico-Eagle Shares issuable pursuant to the Offer is approximately 2.7 million Agnico-Eagle Shares (based on the number of Shares outstanding on a fully-diluted basis as at September 19, 2011).

Pro Rationing

        The Maximum Cash Consideration and the Maximum Share Consideration will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Share Consideration. Accordingly:

  (a)
  the aggregate amount of cash that Agnico-Eagle will pay as consideration for Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Shares not held by Agnico-Eagle on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Cash Consideration"); and

  (b)
  the aggregate number of Agnico-Eagle Shares that Agnico-Eagle will issue as consideration for Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Shares not held by Agnico-Eagle on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Share Consideration").

        The actual consideration to be received by a Shareholder electing (or deemed to be electing) the Cash Option (a "Cash Electing Shareholder") and a Shareholder electing the Share Option (a "Share Electing Shareholder") is subject to the following:

  (a)
  if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by Agnico-Eagle to Cash Electing Shareholders in respect of their Shares to be taken up on such Take-Up Date together with the $0.05 per Share (along with Agnico-Eagle Shares) payable to Shareholders electing the Share Option in respect of Shares being taken up on that date (the "Share Option Cash Payment Amount") exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be pro rated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the difference when (i) the Share Option Cash Payment Amount is subtracted from (ii) the Maximum Take-Up Date Cash Consideration, and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of Agnico-Eagle Shares calculated by dividing such balance by $68.09, rounded down to the nearest whole number (with cash paid in lieu of any fractional Agnico-Eagle Share); and

  (b)
  if, on any Take-Up Date, the number of Agnico-Eagle Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the Maximum Take-Up Date Share Consideration will be pro rated among the Share Electing Shareholders such that each Share Electing Shareholder will receive a number of Agnico-Eagle Shares (the "Number of Delivered Agnico-Eagle Shares") equal to the number of Agnico-Eagle Shares sought by such Share Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of Agnico-Eagle Shares sought by all Share Electing Shareholders in respect of their Shares to be taken up on such Take-Up

    Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional Agnico-Eagle Share) and each such Share Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by subtracting (i) the product of (A) the Number of Delivered Agnico-Eagle Shares multiplied by (B) $68.09, from (ii) the product of (A) $2.80 multiplied by (B) the number of Shares of the Share Electing Shareholder taken up by Agnico-Eagle on such Take-Up Date, and the result thereof is rounded down to the nearest $0.01.

        For the purposes of these calculations, if any Shareholder elects (or is deemed to elect) more than one consideration alternative, such Shareholder will be considered as a separate Shareholder with respect to each consideration alternative elected.

        For greater certainty: (a) if a Shareholder elects (or is deemed to elect) the Cash Option and, as a result of the pro rationing described above, receives any Agnico-Eagle Shares, such Shareholder will be deemed to have received a proportionate amount of cash and Agnico-Eagle Shares as consideration for each whole Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected (or is deemed to have elected) the Cash Option; and (b) if a Shareholder elects the Share Option, such Shareholder will be deemed to have received a proportionate amount of Agnico-Eagle Shares and cash (whether $0.05 per Share or more as a result of the pro rationing described above) as consideration for each whole Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected the Share Option.

        If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares.

No Fractional Shares

        No fractional Agnico-Eagle Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Agnico-Eagle Share will receive the applicable number of Agnico-Eagle Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Agnico-Eagle Share. Any cash paid in lieu of any fractional Agnico-Eagle Share hereunder shall be in addition to and shall not reduce the Maximum Cash Consideration. In the event a Shareholder is entitled to receive cash in lieu of any fractional Agnico-Eagle Share, the cash payment will be equal to such fractional Agnico-Eagle Share multiplied by $68.09.

Grayd Board Recommendation

        The Grayd Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Grayd and the Shareholders and, accordingly, has unanimously recommended the entering into of the Acquisition Agreement and unanimously recommends that Shareholders accept the Offer and tender their Shares to the Offer. For further information, see Section 6 of the Circular, "Acquisition Agreement — Support of the Offer", and the accompanying Directors' Circular.

Options and Warrants

        All holders of Options will be permitted to surrender their Options to Grayd for cancellation, conditional upon Agnico-Eagle taking up Shares under the Offer, in exchange for a payment by Grayd per Share issuable upon the exercise of each Option equal to the amount by which $2.80 exceeds the exercise price of each Option payable in Shares at a value per Share of $2.80. Agnico-Eagle will cause Grayd to file the election under subsection 110(1.1) of the Tax Act in respect of all Options surrendered to Grayd. The Option Plan was amended on September 30, 2011 to provide that all unexercised Options and the Option Plan will terminate at the Expiry Time.

        In addition, if the Offer is not completed or Agnico-Eagle does not take up and pay for all Shares deposited under the Offer, holders who exercised their Options may return to Grayd all Shares issued pursuant to such exercised Options that are not taken up and paid for by Agnico-Eagle, and such Options will be reinstated as if they had not been exercised.

        Grayd entered into agreements with each holder of outstanding Warrants on September 30, 2011, pursuant to which either: (i) such holder agreed to exercise its Warrants and tender the Shares received on exercise to the Offer; or (ii) the Warrants were amended to provide that such holder may exercise its Warrants and cause the Shares issued on such exercise to be deposited in accordance with the Offer, conditional upon Agnico-Eagle taking up Shares under the Offer, and that all unexercised Warrants will terminate at the Expiry Time.

Rollover Election

        Shareholders who are Eligible Holders and who elect the Share Option, and who further elect the Rollover Option in the Letter of Transmittal, may, depending on the circumstances, make the necessary joint tax election with Agnico-Eagle to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Right of Dissent

        Shareholders who do not deposit their Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event Agnico-Eagle acquires at least 90% of the issued and outstanding Shares or acquires such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 10 of the Circular, "Acquisition of Shares Not Deposited".

No Offer Where Unlawful

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Agnico-Eagle may, in Agnico-Eagle's sole discretion, take such action as Agnico-Eagle may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Further Information

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Fees and Expenses

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Non-Registered Shareholders

        Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.     Time for Acceptance

        The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on November 18, 2011, or such later time or times and date or dates as may be fixed by Agnico-Eagle from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Agnico-Eagle.

3.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

  (a)
  the certificate(s) representing the Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  all other documents required by the instructions set out in the Letter of Transmittal.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading "— Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "— Acceptance by Book-Entry Transfer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

        In certain cases, the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See "— Letter of Transmittal Signature Guarantees" below and the instructions set out in the Letter of Transmittal.

Letter of Transmittal Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of Shares exactly as the name of the registered holder appears on the Share certificate(s) deposited therewith, and the consideration payable under the Offer is to be delivered directly to such registered holder; or

  (b)
  Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the consideration payable under the Offer is to be delivered to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Shares under the Offer and either (a) the certificate(s) representing the Shares is (are) not immediately available, or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on PINK paper), in the form accompanying the Offer, properly completed and executed, or a manually executed facsimile thereof, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing all deposited Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.

        If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to an address or transmission by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Shares under the Offer.

        Shareholders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has entered into an ATOP (Automated Tender Offer Program) agreement with DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to deliver an Agent's Message of the book-entry transfer of a Shareholder's Shares to the Depositary in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof or a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Agnico-Eagle may enforce such agreement against such participant.

General

        The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for the Shares deposited and taken up by Agnico-Eagle will be made only after timely receipt by the Depositary of: (a) the certificate(s) representing the Shares (or a Book-Entry Confirmation for the Shares, as applicable); (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Shares deposited using the procedures for book-entry transfer established by DTC, an Agent's Message); and (c) all other required documents.

        The method of delivery of certificate(s) representing Shares (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. Agnico-Eagle recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Shares that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares if they wish to accept the Offer.

        All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by Agnico-Eagle in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Agnico-Eagle reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. Agnico-Eagle reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of Agnico-Eagle, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit of Shares or any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. Agnico-Eagle's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

        Agnico-Eagle reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

        Under no circumstance will interest accrue or any amount be paid by Agnico-Eagle or the Depositary by reason of any delay in exchanging any Shares or in making payments for any Shares to any person on account of Shares accepted for payment under the Offer.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Agnico-Eagle all right, title and interest in and to the Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, "Distributions").

        If, on or after the date of the Offer, Grayd should declare, set aside or pay any dividend or other Distribution, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Agnico-Eagle or its nominee or transferee on the securities register maintained by or on behalf of Grayd in respect of Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of any such cash dividends or other Distributions that in an aggregate amount do not exceed the cash consideration per Share, the amount of the dividends or other Distributions will be received and held by the depositing Shareholder for the account of Agnico-Eagle until Agnico-Eagle pays for such Shares and the Purchase Price per Share payable by Agnico-Eagle pursuant to the Offer will be reduced by the amount of any such dividend or other Distribution; and (b) in the case of any such cash dividend or other Distribution that in an aggregate amount exceeds the cash consideration per Share payable by Agnico-Eagle pursuant to the Offer, or in the case of any non-cash dividend or other Distribution, the whole of any such dividend or other Distribution (and not simply the portion that exceeds the Purchase Price payable by Agnico-Eagle under the Offer) will be received and held by the depositing Shareholder for the account of Agnico-Eagle and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Agnico-Eagle, accompanied by appropriate documentation of transfer. Pending such remittance, Agnico-Eagle will be entitled to all rights and privileges as the owner of any such dividend or Distribution and may withhold the entire Purchase Price payable by Agnico-Eagle under the Offer or deduct from the consideration payable by Agnico-Eagle under the Offer the amount or value thereof, as determined by Agnico-Eagle in its sole discretion.

        The declaration or payment of any such Distribution may have tax consequences not discussed in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", or Section 21 of the Circular, "Certain United States Federal Income Tax Considerations".

Power of Attorney

        The execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer, the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the "Effective Time") that Agnico-Eagle takes up the Deposited Shares, Agnico-Eagle, each director and officer of Agnico-Eagle and any other person designated by Agnico-Eagle in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Shares (which Deposited Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Shares") with respect to such Purchased Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Purchased Shares (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Grayd;

  (b)
  for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Agnico-Eagle, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Agnico-Eagle in respect of any or all Purchased Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Grayd;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Purchased Shares (including any Distributions).

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 8 of the Offer, "Withdrawal of Deposited Shares".

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction, of holders of relevant securities of Grayd and, except as may be agreed to by Agnico-Eagle in writing, not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to Agnico-Eagle any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Purchased Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the person or persons specified by Agnico-Eagle as the proxy or the proxy nominee or nominees of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and, except as may be agreed to by Agnico-Eagle in writing, no subsequent proxies or other authorizations, consents or directions may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of Agnico-Eagle, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares to Agnico-Eagle. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder's Representations and Warranties

        The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and Agnico-Eagle, effective immediately following the time at which Agnico-Eagle takes up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions; (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions, to any other person; (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (e) when the Deposited Shares and Distributions are taken up and paid for by Agnico-Eagle, Agnico-Eagle will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer and subject to applicable Laws, and in addition to (and not in limitation of) Agnico-Eagle's right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", Agnico-Eagle will have the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer if any of the following conditions are not satisfied or waived by Agnico-Eagle at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the outstanding Shares at the Expiry Time on a fully-diluted basis (the "Minimum Tender Condition");

  (b)
  the Acquisition Agreement shall not have been terminated in accordance with its terms;

  (c)
  Agnico-Eagle shall have determined, acting reasonably, that:

  (i)
  no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

  (ii)
  no Law shall have been proposed, enacted, promulgated or applied:

  (A)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Agnico-Eagle of Shares, the right of Agnico-Eagle to own or exercise full rights of ownership of Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (B)
  which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, could in Agnico-Eagle's reasonable judgment constitute a Material Adverse Effect in respect of Grayd; or

  (C)
  which would materially and adversely affect (i) the value of Shares to Agnico-Eagle, or (ii) the ability of Agnico-Eagle to proceed with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or taking up and paying for any Shares deposited under the Offer;

  (d)
  there shall not exist any prohibition at Law against Agnico-Eagle making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (e)
  all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions, which Agnico-Eagle shall have determined, acting reasonably, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Agnico-Eagle acting reasonably;

  (f)
  Agnico-Eagle shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally or to Agnico-Eagle in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Grayd or any of its subsidiaries that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Grayd;

  (g)
  Grayd shall have complied in all material respects with its covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by Grayd in the Acquisition Agreement shall be true and correct at and as of the Expiry Time in all material respects as if made at such time except for those expressly stated to speak as of an earlier time;

  (h)
  Agnico-Eagle shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of Grayd with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release and management information circular, which Agnico-Eagle shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Grayd;

  (i)
  there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of Agnico-Eagle, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States; and

  (j)
  the Grayd Mexico Share Transfer Agreement shall not have been terminated.

        The foregoing conditions are for the exclusive benefit of Agnico-Eagle and may be asserted by Agnico-Eagle regardless of the circumstances giving rise to any such assertion, including any action or inaction by Agnico-Eagle. Agnico-Eagle may, in its sole discretion, modify the Minimum Tender Condition or modify or waive any other term or condition of the Offer, provided that Agnico-Eagle shall not, without the prior consent of Grayd: (a) increase the Minimum Tender Condition; (b) reduce the Minimum Tender Condition to below 50% of the Shares outstanding at the Expiry Time on a fully-diluted basis; (c) waive the Minimum Tender Condition; (d) impose additional conditions to the Offer; (e) decrease the consideration per Share (except if Grayd declares a dividend or other Distribution); (f) decrease the number of Shares in respect of which the Offer is made; (g) change the amount or form of consideration payable under the Offer (except if Grayd declares a dividend or other Distribution) and/or to increase the total consideration per Share and/or add additional consideration; or (h) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Shareholders.

        Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) by Agnico-Eagle to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Agnico-Eagle will make a public announcement of such waiver, termination or withdrawal and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth in Section 10 of the Offer, "Notices and Delivery". If the Offer is withdrawn, Agnico-Eagle will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all Deposited Shares in accordance with Section 7 of the Offer, "Return of Deposited Shares".

5.     Extension, Variation or Change in the Offer

        The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in Agnico-Eagle's sole discretion, unless the Offer is withdrawn by Agnico-Eagle.

        Subject to the limitations hereafter described, Agnico-Eagle reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders whose Shares have not been taken up prior to the extension or variation and to all holders of Options and Warrants. Agnico-Eagle shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

        Agnico-Eagle may extend the Expiry Time (a) in order to contest or appeal any injunction or order made by a Governmental Entity against the take-up and/or payment for the Shares tendered to the Offer or to seek any regulatory waiver, consent or approval which is necessary to permit Agnico-Eagle to take up and pay for the Shares tendered to the Offer, by an aggregate maximum of 60 days, or (b) after having taken up all of the Shares tendered to the Offer, in order to permit other Shareholders to tender their Shares to the Offer. Agnico-Eagle shall not terminate or withdraw the Offer prior to any scheduled Expiry Time without the prior written consent of Grayd, except if the Acquisition Agreement is terminated in accordance with its terms.

        Where the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

        If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Agnico-Eagle or of an affiliate of Agnico-Eagle), Agnico-Eagle will promptly: (a) make a public announcement of the change in information to the extent and in the manner required by applicable Laws; and (b) give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter, to provide notice of such change in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all Shareholders whose Shares have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Options and Warrants. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by Agnico-Eagle if all of the terms and conditions of the Offer, except those waived by Agnico-Eagle, have been fulfilled or complied with, unless Agnico-Eagle first takes up all Shares deposited under the Offer and not withdrawn.

        During any extension or in the event of any variation of the Offer or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Agnico-Eagle in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Agnico-Eagle of its rights under Section 4 of the Offer, "Conditions of the Offer".

        If, prior to the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.     Take-Up of and Payment for Deposited Shares

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by Agnico-Eagle at or prior to the Expiry Time, Agnico-Eagle will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonable practicable, and in any event not later than three business days following the time at which it becomes entitled to take up Shares under the Offer and pursuant to applicable Laws.

        Agnico-Eagle will be deemed to have taken up and accepted for payment Shares validly deposited and not properly withdrawn under the Offer if, as and when Agnico-Eagle gives written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition to the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, Agnico-Eagle expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Shares, if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not fulfilled or waived by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. Agnico-Eagle also expressly reserves the right, in its sole discretion, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Laws or governmental regulatory approval. Agnico-Eagle will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer and not withdrawn.

        Agnico-Eagle will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Agnico-Eagle Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders, subject to the maximum amounts described in Section 1 of the Offer, "The Offer — Election of Cash Option or Share Option". Under no circumstances will interest accrue, or be paid by Agnico-Eagle or the Depositary to persons depositing Shares, on the Purchase Price of Shares purchased by Agnico-Eagle, regardless of any delay in making payments for Shares.

        The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from Agnico-Eagle and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares under the Offer.

        All cash payments under the Offer will be made in Canadian dollars.

        Settlement with each Shareholder who has deposited (and not withdrawn) Shares under the Offer will be made by the Depositary issuing, or causing to be issued, a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Shares is entitled and, if the depositing Shareholder selects the Share Option, forwarding a share certificate representing the Agnico-Eagle Shares (or, in the case of Shares deposited by book-entry transfer, crediting the Agnico-Eagle Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made).

        Unless otherwise directed in the Letter of Transmittal, the cheque and, if applicable, the share certificate (or, in the case of Shares deposited by book-entry transfer, the credit of Agnico-Eagle Shares) will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque and, if applicable, the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque and, if applicable, the share certificate (except in the case of Shares deposited by book-entry transfer) will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and, if applicable, the share certificate will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Grayd. Cheques and share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Agnico-Eagle may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

7.     Return of Deposited Shares

        Any Deposited Shares that are not taken up and paid for by Agnico-Eagle pursuant to the terms and conditions of the Offer for any reason will be returned, at Agnico-Eagle's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (a) sending certificates representing the Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Grayd; or (b) in the case of Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", crediting such Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

8.     Withdrawal of Deposited Shares

        Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before such Shares have been taken up by Agnico-Eagle under the Offer;

  (b)
  if such Shares have not been paid for by Agnico-Eagle within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Agnico-Eagle or of an affiliate of Agnico-Eagle), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for Shares where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable Governmental Entities) and only if such deposited Shares have not been taken up by Agnico-Eagle at the date of the notice.

        Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn, and (c) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

        Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        A withdrawal of Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of a properly completed and executed written notice of withdrawal.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

        All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Agnico-Eagle, in its sole discretion, and such determination will be final and binding. None of Agnico-Eagle, the Depositary or the Information Agent or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

        If Agnico-Eagle extends the period of time during which the Offer is open, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to Agnico-Eagle's other rights, Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Agnico-Eagle and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

        Withdrawals cannot be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 26 of the Circular, "Statutory Rights".

9.     Changes in Capitalization; Adjustments; Liens

        If, on or after the date of the Offer, Grayd should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, issue any Shares, issue, grant or sell any Options, Warrants or other securities convertible into Shares, or disclose that it has taken or intends to take any such action, then Agnico-Eagle may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the Purchase Price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

        Shares acquired under the Offer will be transferred by the Shareholder and acquired by Agnico-Eagle free and clear of all liens, restrictions, charges, encumbrances, claims and equities, whether or not separated from Shares.

10.   Notices and Delivery

        Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Agnico-Eagle or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Shareholders (and to registered holders of Options and Warrants) at their respective addresses as shown on the securities registers maintained by or on behalf of Grayd in respect of the Shares (or Options or Warrants, as applicable) and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Agnico-Eagle intends to make reasonable efforts to disseminate the notice by other means, such as news wire services or publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which Agnico-Eagle or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX-V for dissemination through its facilities or it is published once in the national edition of The Globe and Mail or The National Post, or it is given to the Canada News Wire Service for dissemination through its facilities.

        The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Options and Warrants) by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Laws and Agnico-Eagle will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securities registers maintained by or on behalf of Grayd in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares where such listings are received.

        These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner and Agnico-Eagle or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, cheques and any other relevant documents will not be mailed if Agnico-Eagle determines that delivery thereof by mail may be delayed. Persons entitled to share certificates, cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) representing Shares were delivered until such time as Agnico-Eagle has determined that delivery by mail will no longer be delayed. Agnico-Eagle shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and such notice will be deemed to have been properly given and to have been received by Shareholders if it is given in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Take-Up of and Payment for Deposited Shares", share certificates, cheques and/or any other relevant documents not mailed for the reason set forth in the first sentence of this Section 11 will be conclusively deemed to have been delivered to Shareholders on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.   Market Purchases

        Agnico-Eagle reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX-V at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event, however, will Agnico-Eagle or its affiliates make any such purchases of Shares until the third business day following the date of the Offer and Agnico-Eagle shall comply with the following requirements under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 in the event it decides to make any such purchases:

  (a)
  such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

  (b)
  the aggregate number of Shares beneficially acquired shall not exceed 5% of the outstanding Shares as of the date of the Offer, calculated in accordance with applicable Laws;

  (c)
  the purchases shall be made in the normal course through the facilities of the TSX-V;

  (d)
  Agnico-Eagle shall issue and file a news release containing the information required under applicable Laws immediately after the close of business of the TSX-V on each day on which Shares have been purchased; and

  (e)
  the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation shall be made by Agnico-Eagle, the seller or their agents.

        Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 will be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        Although Agnico-Eagle has no present intention to sell Shares taken up under the Offer, Agnico-Eagle reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to compliance with applicable Laws and to Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

        For the purposes of this Section 12, "Agnico-Eagle" includes any person acting jointly or in concert with Agnico-Eagle.

13.   Other Terms of the Offer

  (a)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (b)
  Agnico-Eagle reserves the right to transfer to one or more affiliates of Agnico-Eagle the right to purchase all or any portion of the Shares deposited under the Offer, but any such transfer will not relieve Agnico-Eagle of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment under the Offer.

  (c)
  No broker, dealer or other person has been authorized to give any information or make any representation other than those contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by Agnico-Eagle, the Depositary or the Information Agent. No broker, dealer or other person shall be deemed to be the agent of Agnico-Eagle, the Depositary or the Information Agent for the purposes of the Offer.

  (d)
  The provisions of the Glossary, the Summary, the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

  (e)
  Agnico-Eagle, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

  (f)
  The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Agnico-Eagle may, in Agnico-Eagle's sole discretion, take such action as Agnico-Eagle may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Agnico-Eagle by brokers or dealers licensed under the Laws of such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: October 13, 2011

AGNICO-EAGLE MINES LIMITED

by	(signed) Sean Boyd Sean Boyd Vice-Chairman and Chief Executive Officer

CIRCULAR

        The following information is supplied by Agnico-Eagle with respect to the accompanying Offer dated October 13, 2011 to purchase all of the issued and outstanding Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, but not otherwise defined herein, have the meanings set out in the accompanying Glossary unless the context otherwise requires.

1.     Agnico-Eagle

Company Overview

        Agnico-Eagle is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, Agnico-Eagle has produced nearly 7.2 million ounces of gold.

        In 2010, Agnico-Eagle produced 987,609 ounces of gold at total cash costs per ounce of US$451 net of revenues from byproduct metals. During the nine-month period ended September 30, 2011, Agnico-Eagle produced 757,668 ounces of gold. Cash cost per ounce data for the quarter ended September 30, 2011 are not currently available; however, for the six-month period ended June 30, 2011, total cash costs per ounce were US$548 on gold production of 491,690 ounces. As at December 31, 2010, Agnico-Eagle had proven and probable mineral reserves of approximately 21.3 million ounces, of which nearly 19.5 million ounces were probable mineral reserves.

        Agnico-Eagle's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. Agnico-Eagle has spent approximately $2.6 billion on the development of five new mines over the last four years. Through this development program, Agnico-Eagle transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. Agnico-Eagle also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        Agnico-Eagle operates through four segments: Canada, Europe, Latin America and Exploration.

        The Canadian segment is comprised of the Quebec region and the Nunavut region. The Quebec region includes the LaRonde Mine, the LaRonde Mine extension project, the Goldex Mine and the Lapa Mine, each of which is held directly by Agnico-Eagle. In 2010, the Quebec region accounted for 47% of Agnico-Eagle's gold production, comprised of 16% from the LaRonde Mine, 19% from the Goldex Mine and 12% from the Lapa Mine. Agnico-Eagle anticipates that in 2011 the Quebec region will account for approximately 40% of Agnico-Eagle's gold production, of which approximately 13%, 16% and 11% of Agnico-Eagle's gold production will come from the LaRonde Mine, the Goldex Mine and the Lapa Mine, respectively.

        The Nunavut region is comprised of the Meadowbank Mine, which is held directly by Agnico-Eagle. In 2010, the Meadowbank Mine accounted for 27% of Agnico-Eagle's gold production (after achieving commercial production in March 2010) and Agnico-Eagle anticipates that it will account for approximately 31% of Agnico-Eagle's 2011 gold production.

        Agnico-Eagle's operations in Europe are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila Mine in Finland. In 2010, the Kittila Mine accounted for 13% of Agnico-Eagle's gold production and Agnico-Eagle anticipates that in 2011 the Kittila Mine will account for approximately 13% of Agnico-Eagle's gold production.

        Agnico-Eagle's operations in Latin America are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos Mine, which includes the Creston Mascota deposit. In 2010, the

Pinos Altos Mine accounted for 13% of Agnico-Eagle's gold production and Agnico-Eagle anticipates that in 2011 the Pinos Altos Mine will account for approximately 16% of Agnico-Eagle's gold production.

        The Exploration segment includes Agnico-Eagle's grassroots exploration operations in the United States, the European exploration office, the Canadian exploration offices, the Meliadine project and the Latin American exploration office. In addition, Agnico-Eagle has an international exploration office in Reno, Nevada.

        Agnico-Eagle was formed by articles of amalgamation under the laws of the Province of Ontario. Its registered and head office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7.

        The Agnico-Eagle Shares are listed on the TSX and the NYSE under the trading symbol "AEM". On September 16, 2011, the last trading day on the TSX and the NYSE prior to the announcement of Agnico-Eagle's intention to make the Offer, the closing price of the Agnico-Eagle Shares was $66.98 on the TSX and US$68.46 on the NYSE. Agnico-Eagle's market capitalization is approximately $10.3 billion.

Proven and Probable Reserves

        Set out below are Agnico-Eagle's proven and probable mineral reserves for each of the Agnico-Eagle's properties as at December 31, 2010, as calculated under NI 43-101.

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven Mineral Reserve
Goldex	14,804,000	1.87	890,000
Lapa	1,122,000	7.24	261,000
Kittila	403,000	4.23	55,000
Meadowbank	839,000	3.13	85,000
Pinos Altos	2,864,000	1.90	175,000
LaRonde	4,838,000	2.36	366,000

Total Proven Mineral Reserves	24,870,000	2.29	1,832,000

Probable Mineral Reserve
Goldex	12,990,000	1.62	676,000
Lapa	1,709,000	7.56	416,000
LaRonde	29,892,000	4.63	4,452,000
Kittila	32,329,000	4.64	4,825,000
Meadowbank	33,259,000	3.18	3,402,000
Pinos Altos	41,298,000	2.33	3,096,000
Meliadine	9,467,000	8.54	2,600,000

Total Probable Mineral Reserves	160,944,000	3.76	19,467,000

Total Proven and Probable Mineral Reserves	185,814,000	3.57	21,299,000

Notes:

1.
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

2.
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect technical information presented herein may be found in Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010 (incorporated by reference herein) under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with Canadian securities regulatory authorities on SEDAR on October 27, 2005; the Technical Report on the December 31, 2009 Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on

  March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on December 15, 2008; Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities on SEDAR on March 25, 2009; and the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 8, 2011.

2.     Grayd

        Grayd is a Canadian-based natural resource company engaged in the acquisition, exploration and development of mineral resource properties in Mexico. Grayd currently owns a 100% interest in the La India property located in the Mulatos Gold Belt of Sonora, Mexico, approximately 70 kilometres northwest of Agnico-Eagle's Pinos Altos gold mine. In addition, Grayd recently discovered the Tarachi gold porphyry prospect located approximately 10 kilometres north of the La India project.

        Grayd is incorporated under laws of the Province of British Columbia. Its registered, records and head office is located at Suite 1620, 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

3.     Certain Information Concerning Securities of Grayd

Shares

        The authorized capital of Grayd consists of an unlimited number of Shares and 20,000,000 Class "A" preferred shares without par value. The holders of Shares are entitled to: (a) vote at all shareholder meetings of Grayd, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Grayd, any dividends declared by Grayd; and (c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Grayd, the remaining property of Grayd upon the liquidation, dissolution or winding-up of Grayd, whether voluntary or involuntary. Grayd has represented to Agnico-Eagle in the Acquisition Agreement that as of September 19, 2011, there were issued and outstanding 91,190,510 Shares and, assuming the exercise, exchange or conversion of all outstanding Options and Warrants, 98,178,510 Shares. As of the date of the Offer, no Class "A" preferred shares were issued and outstanding.

        The Shares are traded on the TSX-V under the trading symbol "GYD". On September 16, 2011, being the last trading day on the TSX-V prior to the announcement of Agnico-Eagle's intention to make the Offer, the closing price of the Shares was $1.95 on the TSX-V. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of Shares on the TSX-V:

	Trading of Shares on the TSX-V
	High	Low	Volume
2011
April	$1.92	$1.53	2,316,439
May	$1.85	$1.50	1,047,585
June	$2.02	$1.55	1,458,776
July	$1.75	$1.58	986,565
August	$1.88	$1.41	2,741,725
September	$2.85	$1.60	43,529,958
October (to October 11)	$2.68	$2.47	4,735,120

Source: TSX Market Data

Options

        The Option Plan authorizes Grayd to grant Options to officers, employees, directors, consultants and other personnel of Grayd and to employees of companies providing management services to Grayd. Grayd has represented to Agnico-Eagle in the Acquisition Agreement that as of September 19, 2011, there were issued and outstanding 6,820,000 Options providing for the issuance of an aggregate of 6,820,000 Shares upon the exercise thereof. Based on information provided to Agnico-Eagle by Grayd, all of the issued and outstanding Options have exercise prices ranging from $0.30 to $1.60 and expiry dates ranging from December 19, 2011 to May 4, 2016.

        The Option Plan provides that in the event of a bona fide offer for Shares, such as the Offer, all Options become immediately exercisable. However, the Option Plan provides that if such bona fide offer is not completed within the time specified therein or if the offeror does not take up and pay for all Shares deposited under the Offer, holders of Grayd options may return to Grayd all Shares issued pursuant to exercised Options that have not been taken up and paid for by the offeror, and such Options will be reinstated as if they had not been exercised. Accordingly, if the Offer is not completed or Agnico-Eagle does not take up and pay for all Shares deposited under the Offer, holders of Options may return to Grayd all Shares issued pursuant to exercised Options that have not been taken up and paid for by Agnico-Eagle, and such Options will be reinstated as if they had not been exercised.

        All holders of Options will be permitted to surrender their Options to Grayd for cancellation, conditional upon Agnico-Eagle taking up Shares under the Offer, in exchange for a payment by Grayd per Share issuable upon the exercise of each Option equal to the amount by which $2.80 exceeds the exercise price of each Option payable in Shares at a value per Share of $2.80. The Option Plan was amended on September 30, 2011 to provide that all unexercised Options and the Option Plan will terminate at the Expiry Time.

Warrants

        Grayd issued the Warrants to Canaccord Genuity Corp., Penson Financial Services in trust for Macquarie Capital Markets Canada Ltd. and Desjardins in connection with a financing completed on November 17, 2010. Each Warrant has an exercise price of $1.25 per Share and expires on May 17, 2012. Grayd has represented to Agnico-Eagle in the Acquisition Agreement that as of September 19, 2011, there were issued and outstanding 168,000 Warrants providing for the issuance of an aggregate of 168,000 Shares upon the exercise thereof.

        Grayd entered into agreements with each holder of outstanding Warrants on September 30, 2011, pursuant to which either: (i) such holder agreed to exercise its Warrants and tender the Shares received on exercise to the Offer; or (ii) the Warrants were amended to provide that such holder may exercise its Warrants and cause the Shares issued on such exercise to be deposited in accordance with the Offer, conditional upon Agnico-Eagle taking up Shares under the Offer, and that all unexercised Warrants will terminate at the Expiry Time.

4.     Background to the Offer

        The following is a summary of the meetings, negotiations and discussions between Grayd and Agnico-Eagle that preceded the Offer.

        On January 26, 2011, Tim Haldane, Senior Vice-President, Latin America of Agnico-Eagle, attended an industry conference in Vancouver, British Columbia where he met Marc Prefontaine, President and Chief Executive Officer of Grayd and Hans Smit, Vice-President Exploration of Grayd.

        On February 4, 2011, Grayd and Agnico-Eagle entered into the Confidentiality Agreement to protect the confidentiality of the information of Grayd pertaining to its properties in the State of Sonora, Mexico. The obligations of Agnico-Eagle under the Confidentiality Agreement terminate one year from the date of the Confidentiality Agreement. Agnico-Eagle proceeded with preliminary technical due diligence and representatives of Agnico-Eagle visited Grayd's property in Mexico on April 7, 2011.

        At the regular quarterly meeting of the board of directors of Agnico-Eagle on April 28, 2011, management first identified Grayd as one of several possible acquisition targets under review by management. Through May and June 2011, Agnico-Eagle considered internally a possible transaction with Grayd. In May 2011, Agnico-Eagle engaged its counsel, Davies Ward Phillips & Vineberg LLP, in the matter in respect of a possible acquisition transaction with Grayd.

        On June 19, 2011, Sean Boyd, Vice-Chairman and Chief Executive Officer of Agnico-Eagle, called Marc Prefontaine to arrange a meeting. On June 21, 2011, Sean Boyd and Don Allan, Senior Vice-President, Corporate Development of Agnico-Eagle, met with Marc Prefontaine and Troy J. Fierro, a director of Grayd, to discuss a possible transaction. Grayd geologist Fletcher Bourke briefly attended the meeting.

        On June 29, 2011, Agnico-Eagle sent to Marc Prefontaine a preliminary expression of interest expressing Agnico-Eagle's interest in discussing a possible transaction whereby Agnico-Eagle would acquire all of the outstanding Shares and proposing a tentative price of $2.40 per Share payable in a combination of cash and Agnico-Eagle Shares. Marc Prefontaine responded on July 7, 2011 advising that the price was unsatisfactory. Agnico-Eagle sent a revised non-binding expression of interest to Grayd on July 20, 2011 proposing a price of $2.80 per Share payable in a combination of cash and Agnico-Eagle Shares. On July 26, 2011, the Grayd Board appointed Troy J. Fierro (chair), John E. Robins and Bradley J. Blacketor to the Special Committee to consider the proposed transaction with Agnico-Eagle. On August 2, 2011, Marc Prefontaine responded expressing Grayd's willingness to pursue discussions. He also advised Agnico-Eagle of Grayd's need to raise financing in the following four to six weeks in order to maintain its exploration program. Discussions ensued between Sean Boyd and Marc Prefontaine on the subject of the bid price, form of consideration and the possibility of a loan from Agnico-Eagle to Grayd. Agnico-Eagle sent to Grayd a revised non-binding expression of interest proposing loan terms and requiring a 35-day exclusivity period on August 12, 2011, which, after some discussion, was accepted by Grayd and granted Agnico-Eagle exclusivity to September 19, 2011 during which time it would conduct technical and legal due diligence on Grayd and its properties and negotiate definitive agreements.

        On August 15, 2011, Agnico-Eagle advanced to Grayd and Grayd Mexico, as co-borrowers, a bridge loan in the amount of $600,000 by way of a senior unsecured promissory note with a maturity date of August 12, 2012 and bearing interest at a rate of 7.5% per annum.

        On the same day, Agnico-Eagle, together with its legal advisors, commenced a financial, legal and business due diligence review of Grayd based on detailed information provided by Grayd. Effective August 17, 2011, Agnico-Eagle engaged TD Securities in respect of the possible acquisition transaction with Grayd. A site visit was conducted in Mexico on August 23, 2011 and a due diligence session with Grayd's management was conducted by Agnico-Eagle on September 13, 2011. Representatives of Davies and Cassels Brock & Blackwell LLP attended the due diligence session together with Agnico-Eagle's financial advisors, TD Securities. On September 14, 2011 at a special meeting of the board of directors of Agnico-Eagle, management presented the possible acquisition to the board. The meeting was informational only and no decision was taken at such time. In early September 2011, Agnico-Eagle and Grayd and their respective legal and financial advisors began negotiating the terms of the Acquisition Agreement, forms of Lock-Up Agreements to be entered into by directors and officers of Grayd, the Credit Agreement governing Agnico-Eagle's $5 million loan to Grayd (which would include the $600,000 loan evidenced by the promissory note) and the Grayd Mexico Share Transfer Agreement with Francisco Heiras Mancera, a shareholder of Grayd Mexico, to provide for the transfer of his share of Grayd Mexico to a subsidiary of Agnico-Eagle for nominal consideration upon the first take-up of Shares by Agnico-Eagle under the Offer.

        On Sunday, September 18, 2011, the board of directors of Agnico-Eagle met to approve, among other things, the entering into of the Acquisition Agreement and the Credit Agreement. Sean Boyd advised Marc Prefontaine of the outcome of the board meeting. Later that day, the Grayd Board met and, at 11:00 p.m. (Toronto time) that evening, Agnico-Eagle was advised that the Grayd Board had approved the transaction.

        On September 19, 2011, Grayd and Agnico-Eagle executed the Acquisition Agreement, the Credit Agreement and the Grayd Mexico Share Transfer Agreement and the directors and officers of Grayd entered into the Lock-Up Agreements with Agnico-Eagle and Francisco Heiras Mancera entered into the Grayd Mexico Share Transfer Agreement with Agnico-Eagle. Prior to markets opening that day, Grayd and Agnico-Eagle jointly announced the entering into of the Acquisition Agreement, the Lock-Up Agreements and the Credit Agreement. Later that day, the conditions to draw down under the Credit Agreement were satisfied and Agnico-Eagle advanced the remaining $4.4 million to Grayd.

5.     Purpose of the Offer and Plans for Grayd

        The purpose of the Offer is to enable Agnico-Eagle to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Shares. Agnico-Eagle currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If Agnico-Eagle is unable or elects not to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, Agnico-Eagle will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. See Section 10 of the Circular, "Acquisition of Shares Not Deposited".

        Upon completion of the Offer, Agnico-Eagle intends to conduct a detailed review of Grayd and its affiliates, including an evaluation of their respective exploration and development programs, assets and operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist with the ultimate goal being the successful integration of the operations of Grayd and Agnico-Eagle.

        Except as disclosed elsewhere herein, Agnico-Eagle does not currently have any plan or proposal for material changes in its affairs following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

        Agnico-Eagle intends, to the extent permitted by applicable Laws, to cause: (a) Grayd to apply to voluntarily delist the Shares from the TSX-V as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction; and (b) Grayd to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which it is a reporting issuer. See Section 16 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

6.     Acquisition Agreement

        Agnico-Eagle and Grayd entered into the Acquisition Agreement dated September 19, 2011 pursuant to which, among other things, Agnico-Eagle has agreed to make the Offer and Grayd has agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing Acquisition Proposals.

        The following is a summary of certain provisions of the Acquisition Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Acquisition Agreement. The Acquisition Agreement has been filed by Grayd on SEDAR at www.sedar.com.

Support of the Offer

        The Grayd Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Grayd and the Shareholders and, accordingly, has unanimously recommended the entering into of the Acquisition Agreement and the making of a recommendation that Shareholders accept the Offer and tender their Shares to the Offer. For further information, see Section 1 of the Offer, "The Offer — Grayd Board Recommendation", and the accompanying Directors' Circular.

The Offer

        Agnico-Eagle has agreed to make the Offer on the terms and conditions set out in the Acquisition Agreement, as fully described in the Offer. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, "Conditions of the Offer".

        Agnico-Eagle may, in its sole discretion, modify the Minimum Tender Condition or modify or waive any other term or condition of the Offer, provided that Agnico-Eagle will not, without the prior consent of Grayd: (a) increase the Minimum Tender Condition; (b) reduce the Minimum Tender Condition to below 50% of the Shares outstanding at the Expiry Time on a fully-diluted basis; (c) waive the Minimum Tender Condition; (d) impose additional conditions to the Offer; (e) decrease the consideration per Share (other than in accordance with the Acquisition Agreement if Grayd declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time); (f) decrease the number of Shares in respect of which the Offer is made; (g) change the amount or form of consideration payable under the Offer (other than in accordance with the Acquisition Agreement if Grayd declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time) and/or to increase the total consideration per Share and/or to add additional consideration; or (h) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Shareholders.

        Agnico-Eagle has agreed to effect the listing of the Agnico-Eagle Shares to be issued pursuant to the Offer on the TSX and use its reasonable best efforts to list the Agnico-Eagle Shares to be issued pursuant to the Offer on the NYSE at the time of issue of such Agnico-Eagle Shares and to register such Agnico-Eagle Shares under the U.S. Securities Act no later than the date of issuance.

Board of Directors Representation

        Promptly upon the purchase by Agnico-Eagle of such number of Shares as represents at least 50% of the then outstanding Shares on a fully-diluted basis and from time to time thereafter, Agnico-Eagle will be entitled to designate such number of members of the Grayd Board, and any committees thereof, as is proportionate to the percentage of the outstanding Shares owned by Agnico-Eagle, and Grayd will not frustrate or attempt to frustrate Agnico-Eagle's attempts to do so. Grayd has agreed to cooperate with Agnico-Eagle, subject to applicable Laws, to enable Agnico-Eagle's designees to be elected or appointed to the Grayd Board and to constitute a majority of the Grayd Board, including at the request of Agnico-Eagle by its reasonable best efforts to increase the size of the Grayd Board and/or secure the resignations of such number of directors as is necessary for Agnico-Eagle's designees to be elected or appointed to the Grayd Board.

No Solicitation Covenant

        Grayd has agreed that, except as otherwise provided by the Acquisition Agreement, it and its subsidiaries will not, directly or indirectly, through any Representative:

  (a)
  solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Grayd or any of its subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

  (b)
  engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any person (other than Agnico-Eagle and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal;

  (c)
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Agnico-Eagle, the approval or recommendation of the Acquisition Agreement or the Offer by the Grayd Board or any of its committees;

  (d)
  approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal, provided that remaining neutral with respect to an Acquisition Proposal and/or failing to reaffirm its recommendation of the Acquisition Agreement and the Offer during the period of five calendar days following the public announcement of such Acquisition Proposal shall not constitute a breach of the non-solicitation covenant or any other provision of the Acquisition Agreement;

  (e)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

  (f)
  release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal, provided that, subject to certain provisions of the Acquisition Agreement, nothing contained in the Acquisition Agreement will prevent Grayd from (a) entering into an agreement (other than a confidentiality agreement that

Grayd is permitted to enter into by the Acquisition Agreement) with respect to an Acquisition Proposal that is a Superior Proposal and/or (b) withdrawing, modifying or qualifying its approval or recommendation of the Offer and recommending or approving an Acquisition Proposal that is a Superior Proposal, upon the termination of the period ending on the fifth business day following the date of receipt by Agnico-Eagle of the Superior Proposal Notice (the "Match Period") and the termination of the Acquisition Agreement in accordance with the applicable provisions of the Acquisition Agreement.

In addition, nothing contained in the Acquisition Agreement will prevent the Grayd Board from responding through a directors' circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

        The Acquisition Agreement defines an "Acquisition Proposal" as:

  (a)
  any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Grayd or Grayd Mexico;

  (b)
  any sale of assets (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale) of Grayd or its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of Grayd;

  (c)
  any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Grayd or Grayd Mexico representing 20% or more of the issued and outstanding equity or voting interests of Grayd or Grayd Mexico;

  (d)
  any similar transaction or series of transactions involving Grayd or any of its subsidiaries; and

  (e)
  any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

        Grayd agreed to immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than Agnico-Eagle or any of its Representatives) by Grayd or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal. Grayd also agreed to immediately cease to provide any person (other than Agnico-Eagle or any of its Representatives) with access to information concerning Grayd or any of its subsidiaries in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than Agnico-Eagle or any of its Representatives) that has entered into a confidentiality agreement with Grayd relating to any Acquisition Proposal or potential Acquisition Proposal to the extent provided for in such confidentiality agreement and agreed to use all commercially reasonable efforts to ensure that such requests are honoured.

        Grayd agreed to promptly (and in any event within 24 hours) notify Agnico-Eagle, at first orally and then in writing, of any proposal, inquiry, offer or request received by Grayd or its Representatives: (a) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (b) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (c) for non-public information relating to Grayd or any of its subsidiaries, access to properties, books, records or a list of Shareholders, holders of Options or holders of Warrants or a list of shareholders of any of its subsidiaries; (d) for representation on the Grayd Board; or (e) any material amendments to the foregoing. Such notice will include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that Agnico-Eagle may reasonably request. Grayd agreed to keep Agnico-Eagle promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and agreed to respond promptly to all inquiries by Agnico-Eagle with respect thereto.

Responding to Acquisition Proposals

        In the event Grayd receives a bona fide written Acquisition Proposal (that was not solicited, assisted, initiated, encouraged or facilitated after August 12, 2011 in contravention of Section 1 of the Letter of Intent or after September 19, 2011 in contravention of the Acquisition Agreement), Grayd and its Representatives may contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal.

        If the Grayd Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (disregarding, for the purposes of such determination only, any term of such Acquisition Proposal that provides for a due diligence investigation) and that the failure to take the relevant action would be inconsistent with its fiduciary duties, Grayd may: (a) furnish information with respect to Grayd and its subsidiaries to the person making such Acquisition Proposal and its Representatives and allow such person access to Grayd's facilities and properties (i) if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Grayd than those contained in the Confidentiality Agreement (except that it must permit the disclosure to Agnico-Eagle as required by the Acquisition Agreement) and (ii) Grayd sends a copy of such confidentiality agreement to Agnico-Eagle promptly following its execution and Agnico-Eagle is promptly provided with a list of, and access to (to the extent not previously provided to Agnico-Eagle) the information provided to such person; and (b) engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions must cease during the Match Period.

Ability of Grayd to Accept a Superior Proposal and Agnico-Eagle's Right to Match

        Grayd has agreed that if the Grayd Board determines, after consultation with its outside legal and financial advisors, that an Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties, Grayd will deliver written notice (the "Superior Proposal Notice") to Agnico-Eagle (a) of the determination of the Grayd Board that the Acquisition Proposal is a Superior Proposal, (b) of the intention of the Grayd Board to approve or recommend such Superior Proposal and/or of Grayd to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Grayd, and (c) providing a summary of the valuation analysis attributed by the Grayd Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors.

        The Acquisition Agreement defines a "Superior Proposal" as a bona fide Acquisition Proposal that:

  (a)
  is made in writing after September 19, 2011;

  (b)
  was not solicited after August 12, 2011 in contravention of the exclusivity provisions of the Letter of Intent or after September 19, 2011 in contravention of Grayd's non-solicitation covenant or Grayd's covenants regarding Acquisition Proposals;

  (c)
  is made for all or substantially all of the consolidated assets of Grayd or all of the Shares not owned by the person making such Acquisition Proposal;

  (d)
  in the good faith determination of the Grayd Board and in the proper discharge of its fiduciary duties, after consultation with its outside legal and financial advisors, (i) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (including any amendment to the Offer offered by Agnico-Eagle during the Match Period) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Grayd Board); (ii) complies with applicable Laws; (iii) is not subject to a due diligence condition; (iv) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and (v) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Acquisition Proposal that such financing is available subject to customary conditions; and

  (e)
  the taking of action in respect of such Acquisition Proposal is necessary for the Grayd Board in the discharge of its duties under applicable Laws.

        Grayd has agreed that during the Match Period, Agnico-Eagle will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Acquisition Agreement and Grayd will cooperate with Agnico-Eagle with respect thereto, including negotiating in good faith with Agnico-Eagle to enable Agnico-Eagle to make such amendments to the Offer and the Acquisition Agreement as Agnico-Eagle deems appropriate as would enable Agnico-Eagle to proceed with the Offer on such adjusted provisions. The Grayd Board will review any such offer by Agnico-Eagle to amend the terms of the Offer and the Acquisition Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Agnico-Eagle's offer to amend the Offer and the Acquisition Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and the Acquisition Agreement offered by Agnico-Eagle. If the Grayd Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Agnico-Eagle will amend the Offer and Grayd and Agnico-Eagle will enter into an amendment to the Acquisition Agreement reflecting the offer by Agnico-Eagle to amend the terms of the Offer and the Acquisition Agreement.

        If Agnico-Eagle does not offer to amend the terms of the Offer and the Acquisition Agreement or the Grayd Board does not make the determination referred to above, Grayd will be entitled to terminate the Acquisition Agreement and enter into an agreement in respect of the Superior Proposal and/or withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve the Superior Proposal, as applicable, provided that it has paid or, concurrently with termination, pays to Agnico-Eagle the Termination Payment contemplated by the Acquisition Agreement and further provided that Grayd has not breached any of its non-solicitation covenants under the Acquisition Agreement.

Reaffirmation of Recommendation by the Grayd Board

        The Grayd Board has agreed to promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (b) the Grayd Board determines that a proposed amendment to the terms of the Offer and the Acquisition Agreement would result in the Acquisition Proposal not being a Superior Proposal, and Agnico-Eagle has so amended the terms of the Offer; or (c) the written request of Agnico- Eagle.

Subsequent Acquisition Transaction

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, Agnico-Eagle will, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition, as described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition". If that statutory right of acquisition is not available or would not result in Agnico-Eagle acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, Agnico-Eagle will use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer. Grayd has agreed, in the event Agnico-Eagle takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), to assist Agnico-Eagle in connection with any Subsequent Acquisition Transaction, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

Termination of the Acquisition Agreement

        The Acquisition Agreement may be terminated at any time prior to the time of the appointment or election to the Grayd Board of persons designated by Agnico-Eagle who represent a majority of the directors of Grayd (the "Change of Control Time"):

  (a)
  by mutual written agreement of Agnico-Eagle and Grayd;

  (b)
  by Agnico-Eagle if the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time;

  (c)
  by Grayd or Agnico-Eagle, if Agnico-Eagle has not taken up and paid for Shares deposited under the Offer by a date that is 120 days following the date of mailing of the Offer, otherwise than as a result of the breach by such party of any covenant or obligation under the Acquisition Agreement or as a result of any representation or warranty of such party in the Acquisition Agreement being untrue or incorrect; provided, however, that if Agnico-Eagle's take-up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Agnico-Eagle not having obtained any regulatory waiver, consent or approval which is necessary to permit Agnico-Eagle to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, the Acquisition Agreement will not be terminated by Grayd pursuant to this clause until the earlier of the 180th day after the date of mailing of the Offer and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained (an "Outside Date Termination Event");

  (d)
  by Grayd or Agnico-Eagle, if any Governmental Entity has issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

  (e)
  by Grayd or Agnico-Eagle, if (i) the other party is in default of any material covenant or obligation under the Acquisition Agreement; or (ii) any representation or warranty of the other party to the Acquisition Agreement was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to, in the case of Agnico-Eagle, have a Material Adverse Effect in respect of Grayd or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement, provided that the non-defaulting party has delivered written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and is entitled to terminate the Acquisition Agreement only if such default or breach has not been cured at the earlier of (x) the Expiry Time and (y) the close of business on the third business day after the delivery of such notice of default or breach;

  (f)
  by Agnico-Eagle, if (i) the Grayd Board or the Special Committee withdraws, modifies, changes or qualifies its approval or recommendation of the Acquisition Agreement or the Offer in any manner adverse to Agnico-Eagle; (ii) the Grayd Board fails to publicly affirm its approval or recommendation of the Acquisition Agreement or the Offer within five calendar days of any written request to do so by Agnico-Eagle; (iii) the Grayd Board or the Special Committee recommends or approves an Acquisition Proposal; (iv) the Grayd Board or the Special Committee has resolved to do either (i) or (iii) above; or (v) Grayd is in material default of any covenant or obligation under its covenants regarding Acquisition Proposals (each of (i) through (v) being an "Agnico-Eagle Termination Event");

  (g)
  by Grayd, if Grayd proposes to enter into a definitive agreement with respect to a Superior Proposal as described above under "Ability of Grayd to Accept a Superior Proposal and Agnico-Eagle's Right to Match" of this Section 6, provided that Grayd has paid to Agnico-Eagle the applicable Termination Payment and provided that Grayd is not in breach of any of its covenants or obligations under the Acquisition Agreement; and

  (h)
  by Grayd or Agnico-Eagle, if Agnico-Eagle elects not to match a Superior Proposal in accordance with the Acquisition Agreement, provided Grayd has paid to Agnico-Eagle the applicable Termination Payment (each of (g) and (h) being a "Grayd Termination Event").

Termination Payment

        Agnico-Eagle will be entitled to a payment of $10 million (the "Termination Payment") upon the occurrence of any of the following events (each a "Termination Payment Event") which will be paid by Grayd within the time specified in respect of each such Termination Payment Event:

  (a)
  the Acquisition Agreement is terminated by Agnico-Eagle pursuant to an Agnico-Eagle Termination Event, in which case the Termination Payment will be paid to Agnico-Eagle by 1:00 p.m. (Toronto time) on the first business day following termination;

  (b)
  the Acquisition Agreement is terminated by Grayd pursuant to a Grayd Termination Event, in which case the Termination Payment will be paid prior to or concurrently with such termination;

  (c)
  the Acquisition Agreement is terminated by Agnico-Eagle (i) as a result of the Minimum Tender Condition not being satisfied or (ii) as a result of an Outside Date Termination Event, in each case if on or after the date of the Acquisition Agreement and prior to the Expiry Time, an Acquisition Proposal is publicly announced and not publicly withdrawn or abandoned prior to the Expiry Time, and within six months following the termination of the Acquisition Agreement any definitive agreement in respect of any Acquisition Proposal is entered into, in which case the Termination Payment will be paid on the date such definitive agreement in respect of the Acquisition Proposal is entered into. For the purposes of this paragraph (c) only, all references to 20% in the definition of "Acquisition Proposal" are read as 50% and a transaction contemplated by subsection (c) of such definition will not be considered to be an "Acquisition Proposal" unless it is an issue of 50% or more of the issued and outstanding shares or voting securities of Grayd or Grayd Mexico to a person or group of persons acting jointly and in concert, other than an underwriter in connection with a distribution; and

  (d)
  the Acquisition Agreement is terminated by Agnico-Eagle if Grayd is in default of any material covenant or obligation under the Acquisition Agreement, in which case the Termination Payment will be paid to Agnico-Eagle by 1:00 p.m. (Toronto time) on the first business day following termination.

        If the Offer is terminated by Agnico-Eagle under its right to terminate the Acquisition Agreement if any representation or warranty of Grayd in the Acquisition Agreement was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time (except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Grayd or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement and subject to compliance with the associated notice provisions described above under "— Termination of the Acquisition Agreement"), Agnico-Eagle will be entitled to payment of an amount (the "Expense Reimbursement Amount") as is required to reimburse Agnico-Eagle for all reasonable fees, costs and expenses incurred by it in connection with the Offer, including all reasonable fees, costs and expenses of its legal, financial, auditing, professional and other advisors and all other reasonable costs and expenses whatsoever or howsoever incurred in connection with the Offer, up to a maximum of $1.5 million to Agnico-Eagle on the second business day following the Expiry Time.

        The Termination Payment or the Expense Reimbursement Amount will be paid by Grayd to Agnico-Eagle by wire transfer in immediately available funds to an account specified by Agnico-Eagle. Grayd is not obligated to make more than one Termination Payment.

        Where a Termination Payment Event occurs the payment of the Termination Payment or where the Expense Reimbursement Amount is payable, the payment of such amount is the sole remedy in compensation for damages of Agnico-Eagle and its affiliates with respect to the event or events giving rise to the termination of the Acquisition Agreement and the resulting Termination Payment Event or requirement to pay the Expense Reimbursement Amount; provided, however, that nothing contained in the Acquisition Agreement, and no payment of any Termination Payment or Expense Reimbursement Amount, will relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of the Acquisition Agreement.

Representations and Warranties

        The Acquisition Agreement contains a number of customary representations and warranties of Agnico-Eagle and Grayd relating to, among other things, corporate status, capitalization, the corporate authorization and enforceability of, and board approval of, the Acquisition Agreement and the Offer and fair presentation of financial statements. The representations and warranties of Grayd also address various matters relating to the business, operations and properties of Grayd and its subsidiaries, including: absence of any Material Adverse Effect and certain other changes or events since August 31, 2010; absence of litigation or other actions which if determined adversely is likely to have a Material Adverse Effect in respect of Grayd or prevent or materially delay consummation of the transactions contemplated by the Acquisition Agreement; employee severance, termination or other payments upon a change of control; real property and mining concessions; mineral interests and rights; taxes; insurance; and environmental matters. In addition, Agnico-Eagle has represented that the Agnico-Eagle Shares to be issued and delivered by Agnico-Eagle to tendering Shareholders pursuant to the Offer, when issued and delivered as part of the consideration paid for any securities acquired by Agnico-Eagle pursuant to the Offer, will be duly and validly issued and fully paid and non-assessable shares of Agnico-Eagle.

Conduct of Business

        Grayd has agreed that, prior to the Change of Control Time, unless Agnico-Eagle otherwise agrees in writing, such agreement not to be unreasonably withheld or delayed, or as otherwise expressly contemplated or permitted by the Acquisition Agreement, Grayd will, and will cause each of its subsidiaries to, among other things, (a) conduct its businesses only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property), keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it and (b) consult with Agnico-Eagle with respect to decisions and expenditures, other than capital expenditures that have been budgeted for by Grayd in its work programs for the period from September 19, 2011 to December 31, 2011, in respect of the exploration, development and maintenance of all of the properties and assets owned and controlled by Grayd or its subsidiaries. Grayd has agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Acquisition Agreement.

        Each of Grayd and Agnico-Eagle has agreed to give prompt notice to the other: (a) if it becomes aware that any representation or warranty made by such party in the Acquisition Agreement is untrue or inaccurate in any material respect; (b) of the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in the Acquisition Agreement to be untrue or inaccurate in any material respect; and (c) of any failure of such party or any of its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Acquisition Agreement.

Other Covenants

        Each of Grayd and Agnico-Eagle has agreed to a number of mutual covenants, including to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions of the Offer to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated by the Acquisition Agreement; and (b) for the discharge by each party of its respective obligations under the Acquisition Agreement and the Offer, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party may reasonably require. In addition, upon reasonable notice and subject to the Confidentiality Agreement, Grayd has agreed to continue to provide Agnico-Eagle and its Representatives with (i) reasonable and immediate access (without disruption to the conduct of Grayd's business) to all books, records, information and files in its possession and control and access to its possession and control; (ii) access to its personnel on an as reasonably requested basis; and (iii) reasonable and immediate access to the properties of Grayd and its subsidiaries.

Grayd's Officers and Directors

        From and after the Change of Control Time, Grayd (or its successor) will maintain for a period of six years on a "trailing" or "run-off" basis, a directors' and officers' insurance policy for all present and former directors and officers of Grayd and its subsidiaries, covering claims in respect of acts or omissions in their capacity as directors or officers of Grayd occurring prior to the Change of Control Time made prior to or within six years after such time, on terms and conditions comparable to those applicable to the current directors and officers of Grayd and its subsidiaries, provided that in no event will Grayd be required to expend more than an amount per year equal to 200% of the current annual premiums paid by Grayd for such insurance.

        From and after the Change of Control Time, Grayd will ensure that the articles, by-laws and/or other constating documents of Grayd and its subsidiaries (or their successors) contain the provisions with respect to indemnification set forth in Grayd's or its applicable subsidiary's current articles and/or by-laws, which provisions will not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Change of Control Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to such time, were directors or officers of Grayd or any Grayd subsidiary, and Grayd will ensure that the obligations of Grayd or any of its subsidiaries under any indemnification agreements between Grayd or any of its subsidiaries and its directors and officers continue in place or are assumed by, if applicable, any successor to Grayd or any of its subsidiaries.

Outstanding Options and Warrants

        Subject to the receipt of all necessary regulatory approvals, Grayd agreed to notify the holders of Options as required under the Option Plan and take all such steps as may be necessary or desirable, to (a) permit all holders of Options to exercise all of their Options on an accelerated basis, whether or not exercisable or vested in accordance with their terms; (b) permit all holders of Options to exercise all of their Options on a "cashless" basis by allowing holders to surrender their Options to Grayd for cancellation, conditional upon Agnico-Eagle taking up Shares under the Offer, in exchange for a payment by Grayd per Share issuable upon the exercise of such Option equal to the amount by which $2.80 exceeds the exercise price of such Option payable in Shares at a value per Share of $2.80; and (c) terminate the Option Plan at the Expiry Time.

        Grayd has agreed to use its commercially reasonable efforts to, in respect of each holder of Warrants, either (a) enter into an agreement that such holder will exercise its Warrants and tender the Shares received on exercise to the Offer prior to the Expiry Time or (b) cause the Warrants held by such person to be amended to provide that (i) such holder of Warrants may exercise its Warrants conditional on the take-up of Shares under the Offer, and (ii) all unexercised Warrants will terminate at the Expiry Time.

        Since entering into the Acquisition Agreement, Grayd has amended the Option Plan and Warrants to give effect to the foregoing. See Section 1 of the Offer, "The Offer — Options and Warrants", and Section 3 of the Circular, "Certain Information Concerning Securities of Grayd".

7.     Lock-Up Agreements

        Agnico-Eagle entered into a Lock-Up Agreement with each Locked-Up Shareholder on September 19, 2011. The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 8.0% of the Shares on a fully-diluted basis. The following is a summary of certain provisions of the Lock-Up Agreements. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-Up Agreements. The Lock-Up Agreements have been filed under Grayd's profile on SEDAR at www.sedar.com.

Agreement to Make the Offer

        Agnico-Eagle has agreed to make the Offer within the time period and upon and subject to the terms and conditions set out in the Acquisition Agreement and to use all reasonable efforts to complete the Offer.

Agreement to Tender

        The Locked-Up Shareholders have agreed to irrevocably deposit or cause to be deposited under the Offer all Shares which they beneficially own or control, including all Shares issuable upon the exercise or conditional exercise of Options held by such Locked-Up Shareholders, within ten days of the mailing of the Offer.

Covenants of the Locked-Up Shareholders

        Each Locked-Up Shareholder has agreed, among other things, that it will: (a) immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group conducted before September 19, 2011 with respect to any Acquisition Proposal or any potential Acquisition Proposal; (b) not, in any manner, directly or indirectly, including through any Representative, solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Grayd or any Grayd subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to any Acquisition Proposal; (c) not engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any person (other than Agnico-Eagle and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (d) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (e) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Options or Shares or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing; (f) not grant or agree to grant any proxy, power of attorney or other right to vote the Options or Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind with respect to any of the Options or Shares; (g) not acquire direct or indirect beneficial ownership of or control or direction over any additional Shares, with the exception of any Shares acquired pursuant to the exercise by the Shareholder of its Options; (h) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated in the Acquisition Agreement and Lock-Up Agreements; and (i) exercise and/or surrender (including a surrender of Options that is conditional upon completion of the Offer or on a "cashless" basis) any Options held by the Shareholder prior to or as of the Expiry Time so that the Shareholder will hold no Options immediately prior to the Expiry Time.

        In addition to the foregoing covenants, each Locked-Up Shareholder has agreed that it will immediately notify Agnico-Eagle of any proposal, inquiry, offer or request relating to, or for discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Shareholder becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal in the Locked-Up Shareholder's possession.

        However, nothing contained in any Lock-Up Agreement shall prevent a Shareholder who is a member of the Grayd Board or is a senior officer of Grayd from engaging, in such Shareholder's capacity as a director or senior officer of Grayd, in discussions or negotiations with or furnishing information to any person in response to an unsolicited bona fide Acquisition Proposal made in writing to the Grayd Board (which Acquisition Proposal does not result from a breach of the Lock-Up Agreements, the Acquisition Agreement or the Letter of Intent) in circumstances where Grayd is permitted by Section 6.3 of the Acquisition Agreement to engage in such discussions or negotiations.

Representations and Warranties of the Locked-Up Shareholders

        The Lock-Up Agreements contain customary representations and warranties of the Locked-Up Shareholders including, among other things, representations and warranties as to: (a) each Locked-Up Shareholder's sole beneficial ownership of the Shares, with good and marketable title thereto, free and clear of any restrictions or encumbrances, at the time at which the Agnico-Eagle takes up and pays for such Shares, (b) each Locked-Up Shareholder's sole right to sell and vote the Shares; (c) each Locked-Up Shareholder's ability to validly execute and deliver the relevant Lock-Up Agreement; and (d) the absence of legal proceedings against each Locked-Up Shareholder.

Representations and Warranties of Agnico-Eagle

        The Lock-Up Agreements also contain customary representations and warranties of Agnico-Eagle including, among other things, representations and warranties as to: (a) due incorporation and existence of Agnico-Eagle; and (b) due execution and delivery of the Lock-Up Agreements.

Termination of the Lock-Up Agreements

        The Lock-Up Agreements may be terminated by written agreement of Agnico-Eagle and the relevant Locked-Up Shareholder. Each Lock-Up Agreement may also be terminated by Agnico-Eagle, subject to certain conditions, upon notice if: (a) the Acquisition Agreement has been terminated in accordance with its terms; (b) any Locked-Up Shareholder has not complied in all material respects with its covenants to Agnico-Eagle contained in its Lock-Up Agreement; (c) any representation or warranty of any Locked-Up Shareholder is or becomes at any time prior to the Expiry Time untrue or incorrect in any material respect; or (d) any of the conditions to the Offer is not satisfied or waived by Agnico-Eagle at or prior to the Expiry Time.

        The Lock-Up Agreements may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon notice if: (a) Agnico-Eagle has not made the Offer within the time periods specified in the Acquisition Agreement; (b) the Offer has expired or has been withdrawn in accordance with its terms without Agnico-Eagle having purchased any Shares pursuant to the Offer; or (c) the Acquisition Agreement has been terminated in accordance with its terms.

8.     Credit Agreement

        Concurrently with the signing of the Acquisition Agreement, on September 19, 2011, Agnico-Eagle and Grayd entered into the Credit Agreement, pursuant to which Agnico-Eagle agreed to make available to Grayd a non-revolving term loan of $5 million on a senior unsecured basis with a maturity date of August 13, 2012. Grayd may use the proceeds of the loan for general corporate purposes and intends to use the proceeds of the loan to fund its ongoing exploration program on its La India property in Sonora, Mexico. Grayd's obligations under the Credit Agreement are guaranteed by Grayd Mexico (the "Guarantee"). Interest on the loan is payable semi-annually at a rate of 7.5% per annum, accruing daily and compounding semi-annually in arrears, commencing February 12, 2012. The loan may be repaid at any time without penalty.

        The Credit Agreement contains covenants that limit, among other things, Grayd's ability to:

  (a)
  incur, or permit any of its subsidiaries to incur, additional indebtedness, other than permitted indebtedness;

  (b)
  create or suffer, or permit any of its subsidiaries to create or suffer, liens on its existing or future assets, other than permitted liens;

  (c)
  amalgamate or otherwise transfer its assets;

  (d)
  engage in any business, or permit any of its subsidiaries to engage in any business, other than mineral exploration and all activities related thereto;

  (e)
  enter into or permit its subsidiaries to enter into transactions with affiliates other than Grayd or Grayd Mexico, except in the ordinary course of business as if it were dealing with such person on an arm's length basis;

  (f)
  make or permit its subsidiaries to make any investments except as specifically permitted;

  (g)
  enter into or permit its subsidiaries to enter into any sale and lease back transactions;

  (h)
  enter into or permit its subsidiaries to enter into any derivatives;

  (i)
  dispose of, or permit any of its subsidiaries to dispose of, any of its assets, other than permitted dispositions;

  (j)
  enter into, or permit any of its subsidiaries to enter into, any agreement that prohibits, restricts or imposes any condition upon (i) the ability of any of its subsidiaries to pay dividends or other distributions with respect to any equity securities or with respect to its profits, to make or repay loans or advances to Grayd or any of its subsidiaries or to provide a guarantee of any indebtedness of Grayd or any of its subsidiaries; (ii) the ability of Grayd or any of its subsidiaries to make any loan to Grayd or any of its subsidiaries; or (iii) the ability of Grayd or any of its subsidiaries to sell, lease, or transfer any of its property to Grayd or Grayd Mexico;

  (k)
  permit any of its subsidiaries to issue any shares, or any options, warrants or securities convertible into shares, except to Grayd and/or Grayd Mexico;

  (l)
  pay or declare, or permit any of its subsidiaries to pay or declare, dividends or make other restricted distributions or payments in respect of any equity securities, other than permitted payments; or

  (m)
  make any acquisitions (as defined in the Credit Agreement).

        Upon a continuing event of default by Grayd, Agnico-Eagle may declare immediately due and payable all amounts advanced to Grayd and then outstanding. Events of default under the Credit Agreement include the following:

  (a)
  failure by Grayd to pay any principal amount when due and payable;

  (b)
  failure by Grayd to pay any interest, fees or other amounts payable within two business days of such amounts becoming due and payable;

  (c)
  failure by Grayd to perform, observe or comply with any of the covenants or obligations contained in the Acquisition Agreement;

  (d)
  failure to correct any certification, representation or warranty under the Credit Agreement, the Guarantee or any other agreement in connection therewith made by either Grayd or Grayd Mexico that is incorrect, misleading or incomplete in any material respect within ten days of the making of such certification, representation or warranty;

  (e)
  failure by Grayd or Grayd Mexico to perform, observe or comply, or failure to cause their subsidiaries to perform, observe or comply, with any of the negative covenants contained in the Credit Agreement;

  (f)
  failure to remedy a breach by Grayd of its financial covenant within ten days;

  (g)
  failure by Grayd or Grayd Mexico to perform or observe any other term, covenant or agreement contained in the Credit Agreement, the Guarantee or any other agreement in connection therewith and such default remains unremedied for ten days;

  (h)
  failure of Grayd or any of its subsidiaries to perform or observe any material term, covenant or agreement contained in any material agreement on its part to be performed or observed and, as a result thereof, any material agreement that cannot be replaced with an agreement with a comparable party on comparable terms is terminated, revoked or permitted to lapse (other than as approved by Agnico-Eagle) or any party to any material agreement delivers a notice of termination or revocation in respect of such material agreement to Grayd or any of its subsidiaries, at any time;

  (i)
  failure of Grayd or any of its subsidiaries to pay the principal of or premium or interest on any indebtedness (excluding the indebtedness under the credit facility with Agnico-Eagle) that is outstanding in an aggregate principal or notional amount exceeding $100,000 when due and payable and such failure continues after the applicable grace period, if any, if the effect of such event is or would have been to accelerate or permit the acceleration of such indebtedness, or any such indebtedness is declared due and payable in accordance with its terms prior to the stated maturity thereof;

  (j)
  enforcement or levying of any process of execution upon assets having a value of $250,000 or more of Grayd or any of its subsidiaries and remains unsatisfied for a period of 30 days;

  (k)
  rendering of any judgment or order for the payment of money in excess of $250,000 against Grayd or any of its subsidiaries where either (i) enforcement proceedings have been commenced by any creditor upon such judgment or order or (ii) there has been any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, is not in effect;

  (l)
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of Grayd or any of its subsidiaries;

  (m)
  the inclusion in any report of Grayd's auditors of a "going concern" or similar qualification or qualifications relating to any limited scope of examination of material matters related to financial statements if such limitation results from the refusal or failure of the Grayd to grant access to necessary documentation;

  (n)
  any material permit (including in any licences and in any concessions) is revoked, modified or cancelled by the issuing party or other governmental authority, the effect of which is to have a material adverse effect (as defined in the Credit Agreement);

  (o)
  any event which has a "material adverse effect" (as defined in the Credit Agreement); and

  (p)
  a "change of control".

        "Change of control" is defined in the Credit Agreement to mean circumstances in which (a) any person or one or more "related parties" (as defined in the Credit Agreement), other than Agnico-Eagle, or one or more persons acting jointly or in concert acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of (i) more than 20% of the Shares or ownership interests of Grayd or a material portion of the assets of Grayd or its subsidiaries, or (ii) succeed in having a sufficient number of nominees elected to the Grayd Board that such nominees, when added to any existing director remaining on the Grayd Board after such election who is a nominee or such person or related parties, constitute a majority of the Grayd Board; (b) any transaction or series of transactions resulting in Grayd Mexico ceasing to be a direct or indirect wholly-owned subsidiary of Grayd; or (c) any other merger, consolidation, amalgamation, arrangement or other transaction that results in any person or one or more "related parties", other than Agnico-Eagle, having the power to direct or cause the direction of the management or policies of Grayd or its subsidiaries, whether by voting power, contract or otherwise.

        Agnico-Eagle has agreed for so long as the Acquisition Agreement is in full force and effect to forbear from its rights to declare amounts owing under the Credit Agreement to be due and payable if certain subject events of default (set forth in the Credit Agreement) occur.

        As at the date of the Offer, Grayd had drawn $5 million in the aggregate under the loan.

9.     Source of Funds

        The Offer is not subject to any financing condition.

        The maximum amount of cash payable by Agnico-Eagle under the Offer is approximately $92 million. Agnico-Eagle intends, as of the date of the Offer, to fund all cash payable under the Offer and all fees, costs and expenses incurred by Agnico-Eagle pursuant to the acquisition of Grayd, through a combination of cash drawn from the Agnico-Eagle Credit Facility and cash resources currently on hand.

        The Agnico-Eagle Credit Facility matures on June 22, 2016. Agnico-Eagle, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The Agnico-Eagle Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.5% to 1.75% depending on certain financial ratios and through LIBOR (as defined in the Agnico-Eagle Credit Facility) advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 1.5% to 2.75% depending on certain financial ratios. The lenders under the Agnico-Eagle Credit Facility are each paid a standby fee at a rate that varies depending on certain financial ratios.

        Payment and performance of Agnico-Eagle's obligations under the Agnico-Eagle Credit Facility are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries.

        Additional information regarding the Agnico-Eagle Credit Facility, including a description of certain covenants and events of default, can be found in Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010 incorporated by reference herein.

        As at the date of the Offer, Agnico-Eagle had drawn approximately US$50 million in the aggregate under the Agnico-Eagle Credit Facility.

        Agnico-Eagle repays amounts drawn from the Agnico-Eagle Credit Facility from time to time with cash available to Agnico-Eagle from its operations.

10.   Acquisition of Shares Not Deposited

        If Agnico-Eagle takes up and pays for Shares deposited under the Offer, Agnico-Eagle's current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable Agnico-Eagle or an affiliate of Agnico-Eagle to acquire all Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding at least 90% of the issued and outstanding Shares, Agnico-Eagle has agreed with Grayd in the Acquisition Agreement that, to the extent possible, it will acquire the Shares not tendered to the Offer under the provisions of Section 300 of the BCBCA and otherwise in accordance with applicable Laws (a "Compulsory Acquisition"). If a Compulsory Acquisition is not available or will not result in Agnico-Eagle acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, Agnico-Eagle will use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as possible, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

        To exercise its statutory right of Compulsory Acquisition, Agnico-Eagle must give notice (the "Offeror's Notice") to each holder of Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a "Dissenting Offeree") within five months after the date of the Offer of such proposed acquisition. If the Offeror's Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, Agnico-Eagle is entitled and bound to acquire all of the Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the "Court") orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Shares held by a Dissenting Offeree and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) Agnico-Eagle must, not earlier than two months after the date of the Offeror's Notice, send a copy of the Offeror's Notice to Grayd and must pay or transfer to Grayd the consideration representing the price payable by Agnico-Eagle for the Shares that are referred to in the Offeror's Notice. On receiving a copy of the Offeror's Notice and the consideration representing the price payable for the Shares referred to in the Offeror's Notice, Grayd will be required to register Agnico-Eagle as a Shareholder with respect to those Shares. Any such amount received by Grayd must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Grayd, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Agnico-Eagle. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

        See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations — Disposition of Shares — Disposition of Shares Pursuant to a Compulsory Acquisition", for a discussion of tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

        Section 300 of the BCBCA provides that if Agnico-Eagle has not sent the Offeror's Notice to a Dissenting Offeree within one month after becoming entitled to do so, Agnico-Eagle must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require Agnico-Eagle to acquire the Shares held by such Dissenting Offeree. If a Dissenting Offeree requires Agnico-Eagle to acquire its Shares in accordance with these provisions, Agnico-Eagle must acquire those Shares for the same price and on the same terms contained in the Offer (a "Compelled Acquisition").

        The foregoing is only a summary of the statutory right of Compelled Acquisition that may be available to a Shareholder. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

        See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations — Disposition of Shares — Disposition of Shares Pursuant to a Compelled Acquisition" for a discussion of tax consequences to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transaction

        If Agnico-Eagle takes up and pays for Shares validly deposited under the Offer and the right of Compulsory Acquisition is not available to Agnico-Eagle for any reason or will not result in Agnico-Eagle acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, Agnico-Eagle currently intends to take such action as is necessary or advisable to acquire or cause the exchange or redemption of all Shares not acquired under the Offer, including all Shares issued upon the exercise, exchange or conversion of Options or Warrants. Such action may include causing a special meeting of Shareholders to be called to consider an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Grayd and Agnico-Eagle and/or an affiliate of Agnico-Eagle for the purpose of enabling Agnico-Eagle or an affiliate of Agnico-Eagle to acquire, directly or indirectly, all of the Shares and/or all of the assets of Grayd (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Grayd may continue as a separate subsidiary of Agnico-Eagle following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If Agnico-Eagle takes up and pays for such number of Shares which constitutes at least 66 2/3% of the outstanding Shares (on a fully-diluted basis) under the Offer, Agnico-Eagle will own sufficient Shares to effect a Subsequent Acquisition Transaction. Although Agnico-Eagle's current intention is to effect a Subsequent Acquisition Transaction, Agnico-Eagle reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        Grayd has agreed that, in the event Agnico-Eagle takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (on a fully-diluted basis), it will assist Agnico-Eagle in connection with any Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. Agnico-Eagle expects that any Subsequent Acquisition Transaction relating to Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Agnico-Eagle intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. Agnico-Eagle currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Grayd and Agnico-Eagle or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid disclosure documents (and which disclosure has been provided herein). Agnico-Eagle currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, Agnico-Eagle expects to rely on these exemptions or to obtain relief from the relevant valuation requirements of certain other provinces and territories of Canada, as applicable.

        Depending on the nature and terms of the Subsequent Acquisition Transaction, Agnico-Eagle expects that the provisions of the BCBCA and Grayd's constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a majority of the votes cast by "minority" Shareholders must be obtained unless an exemption is available or discretionary relief is granted by applicable securities authorities. If, however, following the Offer, Agnico-Eagle is the registered holder of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

        In relation to the Offer and any business combination, the "minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities authorities, all Shareholders other than (a) Agnico-Eagle (other than in respect of Shares acquired pursuant to the Offer as described below), (b) any "interested party" (within the meaning of MI 61-101), (c) a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer, and (d) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Agnico-Eagle may treat Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (i) the business combination is completed no later than 120 days after the Expiry Time; (ii) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (iii) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (iv) the

Shareholder who tendered such Shares to the Offer was not (A) a "joint actor" (within the meaning of MI 61-101) with Agnico-Eagle in respect of the Offer, (B) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (C) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Shares.

        MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid (and which disclosure has been provided herein); and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the "De Minimis Exemption").

        In addition, MI 61-101 also excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee or director of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee's determination is disclosed in the directors' circular (and which disclosure is provided therein) (the "Independent Committee Exemption").

        Agnico-Eagle currently intends: (a) that the consideration offered per Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Agnico-Eagle Share shall be deemed to be at least equal in value to each Agnico-Eagle Share offered under the Offer); (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations — Disposition of Shares — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

        If Agnico-Eagle is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, Agnico-Eagle will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, taking no further action, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Grayd by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between Agnico-Eagle and/or one or more of its affiliates. Subject to applicable Laws, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Agnico-Eagle may take no action to acquire additional Shares or, subject to applicable Laws, may sell or otherwise dispose of any or all Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Agnico-Eagle, which may vary from the terms and the price paid for Shares under the Offer.

Legal and Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See "— Subsequent Acquisition Transaction" above.

        Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

11.   Acceptance of the Offer

        Agnico-Eagle has no knowledge regarding whether any Shareholder will accept the Offer, other than the Locked-Up Shareholders, each of which has agreed to accept the Offer, subject to certain exceptions, pursuant to the Lock-Up Agreements. See Section 7 of the Circular, "Lock-Up Agreements".

12.   Ownership of and Trading in Securities of Grayd

        No Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by Agnico-Eagle or its directors or officers. To the knowledge of Agnico-Eagle, after reasonable enquiry, no Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of Agnico-Eagle, any insider of Agnico-Eagle, other than a director or officer, or any person acting jointly or in concert with Agnico-Eagle.

        To the knowledge of Agnico-Eagle, after reasonable enquiry, none of Agnico-Eagle or its directors or officers, any associate or affiliate of an insider of Agnico-Eagle, any insider of Agnico-Eagle or any person acting jointly or in concert with Agnico-Eagle, purchased or sold any securities of Grayd during the six-month period preceding the date of the Offer.

13.   Commitments to Acquire Securities of Grayd

        None of Agnico-Eagle or, to the knowledge of Agnico-Eagle, after reasonable enquiry, its directors or officers, any associate or affiliate of an insider of Agnico-Eagle, any insider of Agnico-Eagle or any person acting jointly or in concert with Agnico-Eagle, has entered into any agreements, commitments or understandings to acquire any securities of Grayd, except for the agreements made by Agnico-Eagle pursuant to the Acquisition Agreement, the Lock-Up Agreements and the Grayd Mexico Share Transfer Agreement. See Section 4 of the Circular, "Background to the Offer", Section 6 of the Circular, "Acquisition Agreement", and Section 7 of the Circular, "Lock-Up Agreements".

14.   Other Material Facts

        Agnico-Eagle has no knowledge of any material fact concerning the securities of Grayd that has not been generally disclosed by Grayd, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

15.   Agreements, Arrangements or Understandings

        Other than the Lock-Up Agreements described in Section 7 of the Circular, "Lock-Up Agreements", there are (a) no agreements, commitments or understandings made or proposed to be made between Agnico-Eagle and any director or officer of Grayd, including for any payment or other benefit proposed to be made or given by Agnico-Eagle to such directors or officers as compensation for loss of office or for remaining in or retiring from office following the completion of the Offer, and (b) no agreements, commitments or understandings between Agnico-Eagle and any Shareholder with respect to the Offer.

        Other than the Acquisition Agreement, the Lock-Up Agreements, the Credit Agreement, the Grayd Mexico Share Transfer Agreement and the Confidentiality Agreement, there are no agreements, commitments or understandings between Agnico-Eagle and Grayd relating to the Offer and Agnico-Eagle is not aware of any other material agreement, commitment or understanding that could affect control of Grayd. See Section 4 of the Circular, "Background to the Offer", Section 6 of the Circular, "Acquisition Agreement" and Section 7 of the Circular, "Lock-Up Agreements".

        To the knowledge of Agnico-Eagle, other than as described in this Section 15, there are no direct or indirect benefits of accepting or rejecting the Offer that will accrue to any insider of Agnico-Eagle or, to the knowledge of Agnico-Eagle, after reasonably enquiry, any director or officer of Grayd, any associate or affiliate of an insider of Grayd, any associate or affiliate of Grayd or any person or company acting jointly or in concert with Grayd, other than those benefits that will accrue to Shareholders generally.

        Grayd has advised Agnico-Eagle that (a) Marc Prefontaine, President and Chief Executive Officer of Grayd, is party to an employment agreement dated January 1, 2010 with Grayd, pursuant to which he is entitled to receive $359,000 on a change of control of Grayd; (b) Paul Robertson, Chief Financial Officer of Grayd, is party to a retention agreement dated May 18, 2010 with Grayd, pursuant to which he is entitled to receive $50,000 on a change of control of Grayd; (c) Hans Smit, Vice-President Exploration of Grayd, is party to a retention agreement dated May 18, 2010 with Grayd, pursuant to which he is entitled to receive $140,000 on a change of control of Grayd; (d) Sharon Fleming, Corporate Secretary of Grayd, is party to a retention agreement dated May 18, 2010 with Grayd, pursuant to which she is entitled to receive $50,000 on a change of control of Grayd; and (e) Richard Hall, a director of Grayd, is party to a consulting agreement with Grayd dated January 1, 2011, pursuant to which, after a change of control of Grayd, if he terminates the consulting agreement he becomes entitled to a payment of $84,000. In each of the agreements referred to in this paragraph, the applicable definition of "change of control" would include the take-up of more than 50% of the Shares under the Offer.

        Under the Option Plan, where a bona fide offer for the Shares is made to Shareholders generally which offer constitutes a take-over bid within the meaning of section 92 of the Securities Act (British Columbia), Grayd must, immediately upon receipt of the notice of the offer, notify each holder of Options of full particulars of the offer whereupon any Option may be exercised in whole or in part by the holder so as to permit the holder to tender Shares received on such exercise to the offer. Grayd has informed Agnico-Eagle that the following related parties of Grayd hold the number of Options not currently exercisable that will become exercisable as a result of the Offer as set out beside their name: (a) Marc Prefontaine — 75,000, (b) Paul Robertson — 62,500; (c) Hans Smit — 75,000, (d) Sharon Fleming — 37,500; (e) Richard Hall — 62,500; (f) Bradley Blacketor, a director of Grayd — 50,000; (g) John Robins, a director of Grayd — 50,000; and (h) Troy Fierro, a director of Grayd — 318,750.

        All holders of Options will be permitted to surrender their Options to Grayd for cancellation, conditional upon Agnico-Eagle taking up Shares under the Offer, in exchange for a payment by Grayd per Share issuable upon the exercise of each Option equal to the amount by which $2.80 exceeds the exercise price of each Option payable in Shares at a value per Share of $2.80. Grayd has informed Agnico-Eagle that (a) Marc Prefontaine holds 1,100,000 Options, (b) Paul Robertson holds 430,000 Options; (c) Hans Smit holds 900,000 Options, (d) Sharon Fleming holds 325,000 Options; (e) Richard Hall holds 775,000 Options, (f) Bradley Blacketor holds 515,000 Options, (g) John Robins holds 700,000 Options, and (h) Troy Fierro holds 425,000 Options.

        Grayd has advised Agnico-Eagle that as of the date of the announcement of Agnico-Eagle's intention to make the Offer, with the exception of Marc Prefontaine, John Robins and Hans Smit, each of these related parties of Grayd and his or her associated entities beneficially owned, or exercised control or direction over, less than 1% of the Shares. See the section entitled "Directors, Officers and Principal Shareholders and Ownership of Securities — Directors and Officers" in the accompanying Directors' Circular. In addition, the benefit was not conferred for the purpose of increasing the value of the consideration paid to the related party for securities relinquished under the bid, the conferring of the benefit is not, by its terms, conditional on the related party supporting the bid in any manner and full particulars of the benefit are disclosed herein. The De Minimis Exemption is thus applicable in respect of such related parties and the Shares acquired by Agnico-Eagle from such related parties under the Offer, representing approximately 2.68% of the outstanding Shares (assuming the exercise of all Options and Warrants), may be treated as "minority" shares and be voted in favour of a Subsequent Acquisition Transaction.

        The De Minimis Exemption is not applicable in respect of Marc Prefontaine, John Robins and Hans Smit, as each of them holds more than 1% of the outstanding Shares (taking into account Shares issuable on the exercise of their Options). Marc Prefontaine holds 880,000 Shares and 1,100,000 Options (including 75,000 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 2.02% of the outstanding Shares assuming the exercise of Options and Warrants; John Robins holds 1,249,500 Shares and 700,000 Options (including 50,000 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 1.99% of the outstanding Shares assuming the exercise of Options and Warrants; and Hans Smit holds 388,000 Shares and 900,000 Options (including 75,000 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 1.31% of the outstanding Shares (assuming the exercise of all Options and Warrants).

        As none of the directors of Grayd is "independent" for the purposes of MI 61-101, Grayd and Agnico-Eagle are unable to determine whether the Independent Committee Exemption is available. Accordingly, Agnico-Eagle will not be entitled to treat the Shares owned by Marc Prefontaine, John Robins and Hans Smit that Agnico-Eagle acquires under the Offer as "minority" Shares for the purposes of approving a Subsequent Acquisition Transaction.

16.   Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer

        The purchase of Shares by Agnico-Eagle under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by Agnico-Eagle, could materially adversely affect the liquidity and market value of any remaining Shares held by the public.

        The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon the successful completion of the Offer, lead to the delisting of the Shares from the TSX-V. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value and trading volume of the Shares publicly held. Depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. If the Shares are delisted from the TSX-V, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Grayd remains subject to public reporting requirements in Canada and other factors. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX-V, Agnico-Eagle intends, to the extent permitted by applicable Laws, to cause Grayd to apply to voluntarily delist the Shares from the TSX-V as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. There is, however, no assurance that any such transaction will be completed.

        After the purchase of the Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Grayd may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain jurisdictions of Canada. Furthermore, following the Offer, it may be possible for Grayd to request the elimination of the public reporting requirements of any jurisdiction of Canada where a small number of Shareholders may reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Agnico-Eagle intends to cause Grayd to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada where it is currently a reporting issuer.

17.   Certain Information Concerning the Securities of Agnico-Eagle

Authorized and Outstanding Share Capital

        The authorized capital of Agnico-Eagle consists of an unlimited number of Agnico-Eagle Shares, of which 169,352,720 were issued and outstanding as of October 11, 2011. All outstanding Agnico-Eagle Shares are fully paid and non-assessable. The holders of the Agnico-Eagle Shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of Agnico-Eagle. In the event of voluntary or involuntary liquidation, dissolution or winding-up of Agnico-Eagle, after payment of all outstanding debts, the remaining assets of Agnico-Eagle available for distribution would be distributed rateably to the holders of the Agnico-Eagle Shares. Holders of the Agnico-Eagle Shares have no pre-emptive, redemption, exchange or conversion rights.

Dividends and Dividend Policy

        Agnico-Eagle's policy is to pay annual dividends on its Agnico-Eagle Shares and, on December 15, 2010, Agnico-Eagle announced that it had declared an annual dividend of US$0.64 per Agnico-Eagle Share, to be paid pursuant to quarterly payments of US$0.16 per Agnico-Eagle Share. The most recent quarterly dividend payment of US$0.16 per Agnico-Eagle Share was paid on September 15, 2011. In each of 2010, 2009 and 2008, the annual dividend paid was US$0.18 per Agnico-Eagle Share. Although Agnico-Eagle expects to continue paying an annual cash dividend, future dividends will be at the discretion of the board of directors of Agnico-Eagle and will be subject to such factors as Agnico-Eagle's earnings, financial condition and capital requirements.

Price Range and Trading Volume of the Agnico-Eagle Shares

        The Agnico-Eagle Shares are traded on the TSX and the NYSE under the trading symbol "AEM". On September 16, 2011, the last trading day prior to the announcement of Agnico-Eagle's intention to make the Offer, the closing price of the Agnico-Eagle Shares was $66.98 on the TSX and US$68.46 on the NYSE.

        The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Agnico-Eagle Shares on the TSX for the 12-month period prior to the date of the Offer:

	TSX Trading of Agnico-Eagle Shares
Period	High	Low	Volume
2010
October	$79.78	$70.00	14,908,840
November	$84.25	$75.61	14,433,901
December	$88.52	$75.06	14,694,817
2011
January	$72.40	$66.78	17,957,716
February	$75.39	$67.07	14,567,819
March	$70.96	$62.93	16,053,933
April	$66.17	$60.53	16,744,372
May	$65.84	$58.82	13,567,297
June	$64.66	$59.00	15,985,850
July	$63.90	$53.14	14,201,674
August	$68.68	$53.05	26,244,379
September	$72.51	$60.51	19,607,808
October (to October 11)	$64.14	$57.58	4,916,225

Source:
TSX Market Data

        The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Agnico-Eagle Shares on the NYSE for the 12-month period prior to the date of the Offer:

	NYSE Trading of Agnico-Eagle Shares
Period	High		Low		Volume
2010
October	US$	78.28	US$	67.66	48,278,163
November	US$	84.21	US$	74.75	49,140,077
December	US$	88.20	US$	73.36	40,296,393
2011
January	US$	77.00	US$	66.79	61,833,118
February	US$	76.49	US$	68.36	47,917,817
March	US$	72.91	US$	63.53	47,448,457
April	US$	70.00	US$	62.61	50,936,980
May	US$	69.44	US$	60.42	42,011,696
June	US$	66.60	US$	59.78	36,836,667
July	US$	66.60	US$	55.68	42,016,288
August	US$	70.25	US$	54.19	64,041,031
September	US$	73.09	US$	58.60	41,007,054
October (to October 11)	US$	61.17	US$	54.09	15,581,255

Source:
Bloomberg

Agnico-Eagle Warrants

        As part of a private placement closed on December 3, 2008, Agnico-Eagle issued 8.6 million common share purchase warrants (the "Agnico-Eagle Warrants"). Each such Agnico-Eagle Warrant entitles the holder thereof to purchase one Agnico-Eagle Share at an exercise price of US$47.25 at any time prior to 4:30 p.m. (Toronto time) on December 2, 2013, after which the Agnico-Eagle Warrants will expire and become void and of no effect.

        The Agnico-Eagle Warrants are traded on the TSX under the trading symbol "AEM.WT.U". The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Agnico-Eagle Warrants on the TSX for the 12-month period prior to the date of the Offer:

	TSX Trading of Agnico-Eagle Warrants
Period	High		Low		Volume
2010
October	US$	34.29	US$	27.50	165,248
November	US$	39.32	US$	32.62	38,230
December	US$	43.88	US$	32.00	48,064
2011
January	US$	30.15	US$	25.21	95,718
February	US$	31.48	US$	25.00	185,307
March	US$	28.10	US$	21.00	395,703
April	US$	25.82	US$	20.25	294,795
May	US$	25.22	US$	19.40	202,751
June	US$	23.79	US$	19.25	199,535
July	US$	23.25	US$	15.72	125,090
August	US$	27.49	US$	15.00	281,097
September	US$	28.98	US$	18.01	83,855
October (to October 11)	US$	20.18	US$	16.00	15,890

Source:
TSX Market Data

Material Changes in Capitalization of Agnico-Eagle

        There have not been any material changes in the capitalization or indebtedness, on a consolidated basis, of Agnico-Eagle since June 30, 2011, the date of Agnico-Eagle's most recently filed interim financial statements. Shareholders should refer to Section 9 of the Circular, "Source of Funds", for a description of the Agnico-Eagle Credit Facility under which funds may be drawn to pay, in whole or in part, the cash portion of the consideration under the Offer.

Prior Sales

        For the 12-month period prior to the date of the Offer, Agnico-Eagle has issued or granted Agnico-Eagle Shares and securities convertible into Agnico-Eagle Shares as listed in the table below. Other than the issuances listed in the table below, Agnico-Eagle has not issued any Agnico-Eagle Shares or securities convertible into Agnico-Eagle Shares within the 12 months preceding the date of the Offer.

Month of Issuance	Number of Securities Issued	Issue/Exercise Price ($)	Reason for Issuance
October 2010	4,050	23.02	Exercise of Options
	3,469	25.62	Exercise of Options
	1,000	30.40	Exercise of Options
	2,250	31.70	Exercise of Options
	5,000	47.11	Exercise of Options
	10,900	48.09	Exercise of Options
	5,000	52.37	Exercise of Options
	35,000	54.42	Exercise of Options
	28,249	56.92	Exercise of Options
	2,250	57.43	Exercise of Options
	500	59.71	Exercise of Options
	15,750	62.77	Exercise of Options
	2,500	66.30	Exercise of Options
November 2010	41,850	23.02	Exercise of Options
	1,250	27.71	Exercise of Options
	1,850	28.92	Exercise of Options
	2,700	31.70	Exercise of Options
	5,400	33.26	Exercise of Options
	5,000	39.18	Exercise of Options
	5,000	47.11	Exercise of Options
	169,900	48.09	Exercise of Options
	2,850	52.37	Exercise of Options
	3,750	52.88	Exercise of Options
	84,000	54.42	Exercise of Options
	73,750	56.92	Exercise of Options
	1,000	57.43	Exercise of Options
	92,500	62.77	Exercise of Options
	4,750	63.70	Exercise of Options
	2,500	65.79	Exercise of Options
	17,250	66.30	Exercise of Options
	2,500	72.41	Exercise of Options

Month of Issuance	Number of Securities Issued	Issue/Exercise Price ($)		Reason for Issuance
December 2010	25,500		23.02	Exercise of Options
	15,000		83.08	Option Grant
	1,250		30.40	Exercise of Options
	22,700		39.18	Exercise of Options
	87,000		48.09	Exercise of Options
	130,000		54.42	Exercise of Options
	15,250		56.92	Exercise of Options
	500		59.71	Exercise of Options
	33,750		62.77	Exercise of Options
	5,000		65.79	Exercise of Options
	59,768		76.50	Shares issued under Employee Share Purchase Plan
	1,255	US$	76.21	Shares issued under Employee Share Purchase Plan
January 2011	34,000		23.02	Exercise of Options
	2,557,064		76.60	Option Grant
	30,000		27.71	Exercise of Options
	3,000		30.40	Exercise of Options
	5,000		48.09	Exercise of Options
	7,500		54.42	Exercise of Options
	21,250		56.92	Exercise of Options
	17,500		62.77	Exercise of Options
February 2011	3,469		25.62	Exercise of Options
	17,721		70.26	Option Grant
	7,500		54.42	Exercise of Options
	10,500		56.92	Exercise of Options
March 2011	10,000		27.71	Exercise of Options
	69,021		64.68	Shares issued under Employee Share Purchase Plan
	2,120	US$	66.38	Shares issued under Employee Share Purchase Plan
	18,099	US$	66.70	Shares issued under Dividend Reinvestment Plan
	29.91	US$	70.21	Shares issued under Dividend Reinvestment Plan
	321.93		68.68	Shares issued under Dividend Reinvestment Plan
	1,000		30.40	Exercise of Options
	8,750		54.42	Exercise of Options
	4,750		56.92	Exercise of Options
April 2011	3,700		26.49	Exercise of Options
	1,500		54.42	Exercise of Options
	5,000		56.92	Exercise of Options
May 2011	15,000		48.09	Exercise of Options
	19,000		63.39	Option Grant
	1,000		56.92	Exercise of Options
	7,400		25.62	Exercise of Options
June 2011	1,850		47.95	Exercise of Options
	16,194		25.62	Exercise of Options
	1,525		31.70	Exercise of Options
	61,788	US$	59.96	Shares issued under Dividend Reinvestment Plan
	93		61.72	Shares issued under Dividend Reinvestment Plan
	73,056		62.33	Shares issued under Employee Share Purchase Plan
	2,349	US$	63.69	Shares issued under Employee Share Purchase Plan

Month of Issuance	Number of Securities Issued	Issue/Exercise Price ($)		Reason for Issuance
August 2011	23,000		53.14	Option Grant
	4,000		67.37	Option Grant
	3,000		39.18	Exercise of Options
	1,000		48.09	Exercise of Options
	1,250		50.43	Exercise of Options
	8,750		54.42	Exercise of Options
	5,000		56.92	Exercise of Options
	1,000		57.43	Exercise of Options
September 2011	44,300		48.09	Exercise of Options
	15,750		54.42	Exercise of Options
	8,000		56.92	Exercise of Options
	1,250		60.72	Exercise of Options
	54,266	US$	64.96	Shares issued under Dividend Reinvestment Plan
	15	US$	68.38	Shares issued under Dividend Reinvestment Plan
	378		67.39	Shares issued under Dividend Reinvestment Plan
	72,617		62.74	Shares issued under Employee Share Purchase Plan
	2,463	US$	60.89	Shares issued under Employee Share Purchase Plan
October 2011	1,000		56.92	Exercise of Options

18.   Risk Factors

        As Shareholders may acquire Agnico-Eagle Shares in consideration or partial consideration for all or a portion of the Shares that they deposit under the Offer, Shareholders should carefully consider the risks and uncertainties associated with Agnico-Eagle and the Agnico-Eagle Shares set out in this Section 18 and those described in the documents that Agnico-Eagle has filed with Canadian securities regulatory authorities incorporated by reference herein, including Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010. Agnico-Eagle expects that these risks and uncertainties will also be applicable to Agnico-Eagle following completion of the Offer. These risks and uncertainties may not be the only risks and uncertainties faced by Agnico-Eagle or the combined company. Other risks and uncertainties not presently known by Agnico-Eagle or that Agnico-Eagle currently believes are not material could also materially and adversely affect Agnico-Eagle's or the combined company's business, results of operations and/or financial condition.

Risks Relating to the Offer

The market value of Agnico-Eagle Shares received by Shareholders under the Offer may vary significantly from the date on which the exchange ratio was fixed.

        Depositing Shareholders who elect the Share Option will receive a number of Agnico-Eagle Shares under the Offer based on a fixed exchange ratio, rather than Agnico-Eagle Shares with a specific market value. Even if a depositing Shareholder elects (or is deemed to elect) the Cash Option, the consideration the Shareholder receives for its deposited Shares may include Agnico-Eagle Shares as a result of pro ration. The number of Agnico-Eagle Shares to be issued in exchange for each Share will not be adjusted to reflect any changes in the market value of the Agnico-Eagle Shares. Consequently, the market value of the Agnico-Eagle Shares issued to Shareholders in connection with the take-up of their Shares under the Offer may vary significantly from the market value for those Agnico-Eagle Shares on the date of the Offer or on the date on which such Shareholders deposit their Shares under the Offer. If the market price of the Agnico-Eagle Shares declines, the value of the consideration received by Shareholders who elect the Share Option will decline as well. For example, during the 12-month period ending on September 16, 2011 (the most recent trading day prior to the date of the announcement of the Offer), the trading price of the Agnico-Eagle Shares on the TSX varied from a low of $53.05 to a high of $88.52 and ended that period at $66.98. Conversely, if the market price of the Agnico-Eagle Shares increases, Shareholders who elect (or are deemed to elect) the Cash Option may, to the extent they receive cash for their deposited Shares, receive consideration with a lower market value than if they had elected the Share Option. Variations in the market price of the Agnico-Eagle Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Agnico-Eagle (either alone or combined with Grayd), including factors that may affect the business, operations or prospects of Agnico-Eagle or the combined company over which Agnico-Eagle has no control, as well as general market volatility.

The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

        All cash payable under the Offer, including the cash consideration under the Cash Option and the cash consideration under the Share Option, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which non-Canadian Shareholders deposited their Shares under the Offer. These changes may significantly affect the value of the cash consideration received for Shares deposited by non-Canadian Shareholders.

The actual cash and share consideration received by Shareholders will depend on pro ration.

        Agnico-Eagle is offering to purchase Shares on the basis of, at the election of the Shareholder, $2.80 in cash for each Share or 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share. However, the maximum amount of cash payable by Agnico-Eagle under the Offer is approximately $92 million and the maximum number of Agnico-Eagle Shares issuable under the Offer is approximately 2.7 million Agnico-Eagle Shares. Such maximum amounts may be pro rated based on elections made (or deemed to be made) by Shareholders. Consequently, a Cash Electing Shareholder may nonetheless receive Agnico-Eagle Shares for a portion of the consideration for its Deposited Shares. For the same reason, a Share Electing Shareholder may receive more than $0.05 per Deposited Share in cash. See Section 1 of the Offer, "The Offer".

After completion of the Offer, Grayd would become a majority-owned subsidiary of Agnico-Eagle and Agnico-Eagle's interests could differ from that of other Shareholders.

        If the Offer is successful, Agnico-Eagle will have the authority to determine the directors of Grayd and its subsidiaries and, as a result, appoint new management for Grayd and its subsidiaries. Agnico-Eagle will also have the authority to approve certain actions requiring the approval of Shareholders, including approving mergers of Grayd's subsidiaries or sales of Grayd's assets. Agnico-Eagle currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If Agnico-Eagle is unable to complete (or if there is a delay in completing) a Compulsory Acquisition or Subsequent Acquisition Transaction, Agnico-Eagle will nonetheless own sufficient Shares to control Grayd. Agnico-Eagle's interests with respect to Grayd may differ from the interests of Shareholders who did not deposit their Shares under the Offer.

The purchase of Shares by Agnico-Eagle under the Offer could affect the market for and listing of Shares and Grayd's status as a reporting issuer.

        The purchase of Shares by Agnico-Eagle under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by Agnico-Eagle, could materially adversely affect the liquidity and market value of any remaining Shares held by the public. In addition, depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX-V. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX-V, Agnico-Eagle intends, to the extent permitted by applicable Laws, to cause Grayd to apply to voluntarily delist the Shares from the TSX-V as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 16 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

Risks Relating to Agnico-Eagle and the Integration of the Operations and Businesses of Agnico-Eagle and Grayd

        The integration of the operations and businesses of Agnico-Eagle and Grayd may not produce the anticipated benefits, in the expected time-frames or at all, due to unanticipated challenges or delays. Agnico-Eagle has made the Offer with the expectation that its successful completion and the subsequent integration of Agnico-Eagle and Grayd will result in greater long-term potential and value creation than the individual companies could achieve on their own. This expectation is based, in part, on certain presumed synergies. These anticipated benefits and synergies will depend in part on whether the operations, systems and personnel of

Grayd and Agnico-Eagle can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and whether the presumed bases or sources of synergies produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of operations and personnel of the two companies, and special risks, including possible unanticipated liabilities and expenses, significant one-time write-offs or restructuring charges and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies' operations, systems and personnel will be timely or effectively accomplished, or ultimately will be successful in achieving the anticipated benefits.

        For further information regarding the risks relating to Agnico-Eagle and its business, see the documents that Agnico-Eagle has filed with Canadian securities regulatory authorities incorporated by reference herein, including Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010.

19.   Regulatory Considerations

        Agnico-Eagle's obligation to take up and pay for Shares under the Offer is conditional upon all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions, which Agnico-Eagle shall have determined, acting reasonably, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, being obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated, each on terms and conditions satisfactory to Agnico-Eagle, acting reasonably.

Competition Laws

        Agnico-Eagle does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition or antitrust concerns in any jurisdiction. However, Agnico-Eagle cannot be assured that no such concerns will arise.

Canadian Securities Laws

        The distribution of the Agnico-Eagle Shares under the Offer is being made pursuant to statutory exemptions from the prospectus requirements under applicable Canadian securities laws. While the resale of Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

U.S. Securities Laws

        The issuance of the Agnico-Eagle Shares under the Offer is being made pursuant to a registration statement on Form F-80 filed with the SEC under the U.S. Securities Act and Agnico-Eagle will apply to list the Agnico-Eagle Shares issuable under the Offer on the NYSE. U.S. Shareholders who are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Agnico-Eagle may resell their Agnico-Eagle Shares acquired under the Offer without registration under the U.S. Securities Act. However, Agnico-Eagle Shares owned by affiliates of Agnico-Eagle, including those acquired under the Offer, may be resold only pursuant to an applicable resale registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer, director or a shareholder who beneficially owns more than 10% of the outstanding Agnico-Eagle Shares.

20.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Davies, counsel to Agnico-Eagle, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act"), as of the date hereof, generally applicable to a Shareholder in respect of the disposition of Shares to Agnico-Eagle under the Offer or certain transactions described in Section 10 of the Circular, "Acquisition of Shares Not Deposited". This

summary does not address the tax consequences of disposing of Shares to Agnico-Eagle that were acquired pursuant to the provisions of a stock option plan.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations") and counsel's understanding of the current published administrative practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in their present form. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

        This summary does not apply to a Shareholder: (a) an interest in which is, or for whom a Share or Agnico-Eagle Share would be, a "tax shelter investment" (as defined in the Tax Act); (b) that is a "financial institution" within the meaning of section 142.2 of the Tax Act; (c) that is a "specified financial institution" (as defined in the Tax Act); or (d) that has elected to report its "Canadian tax results" in a functional currency in accordance with the provisions of subsection 261(3) of the Tax Act. Such Shareholders should consult their own tax advisors.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Shares acquired based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Shareholders reside or carry on business.

Residents of Canada

        The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm's length with Agnico-Eagle and Grayd; (c) is not affiliated with Agnico-Eagle or Grayd; and (d) holds its Shares, and will hold any Agnico-Eagle Shares, as capital property (a "Resident Shareholder"). Shares generally will be considered capital property to a Resident Shareholder unless the Resident Shareholder holds such Shares in the course of carrying on a business or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        Certain Resident Shareholders whose Shares would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Where Shares are acquired by Agnico-Eagle under the Share Option and the Rollover Option and the Resident Shareholder makes a valid section 85 election under the Tax Act in respect of such Shares, as described below, the Agnico-Eagle Shares received in exchange will not be Canadian securities for purposes of subsection 39(4) of the Tax Act.

Disposition of Shares Under the Offer

Exchange of Shares for Cash Only

        A Resident Shareholder whose Shares are disposed of to Agnico-Eagle for cash only will realize a capital gain (or capital loss) equal to the amount by which the cash received for such Shares, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to such Resident Shareholder of such Shares. The general tax treatment of capital gains and capital losses is discussed below under the heading "— Taxation of Capital Gains and Capital Losses".

Exchange of Shares for Cash and Agnico-Eagle Shares

  No Tax-Deferred Rollover Under the Tax Act

        Subject to the availability of the joint election under section 85 of the Tax Act referred to below, a Resident Shareholder whose Shares are disposed of to Agnico-Eagle in exchange for cash and Agnico-Eagle Shares will be considered to have disposed of such Shares for proceeds of disposition equal to the sum of: (a) the cash received by such Resident Shareholder on the exchange; and (b) the fair market value, as at the time of the exchange, of the Agnico-Eagle Shares received by such Resident Shareholder on the exchange. The Resident Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Shareholder of such Shares. The cost to the Resident Shareholder of the Agnico-Eagle Shares received by the Resident Shareholder on the exchange will be equal to the fair market value of those Agnico-Eagle Shares at that time and such cost will be averaged with the adjusted cost base of all other Agnico-Eagle Shares held by the Resident Shareholder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Agnico-Eagle Share held by such Resident Shareholder. The general tax treatment of capital gains and capital losses is discussed below under the heading "— Taxation of Capital Gains and Capital Losses".

  Tax-Deferred Rollover Under the Tax Act

        A Resident Shareholder that is an Eligible Holder who disposes of Shares to Agnico-Eagle in exchange for cash and Agnico-Eagle Shares under the Offer pursuant to the Share Option, and who further elects the Rollover Option in the Letter of Transmittal, may be permitted to make a joint election with Agnico-Eagle pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for purposes of the Tax Act, depending on the Elected Amount (as defined below) and the adjusted cost base to the Eligible Holder of the Shares at the time of the disposition.

        An Eligible Holder making an election under section 85 of the Tax Act will be required to designate an amount (the "Elected Amount") in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder's Shares. By designating an appropriate Elected Amount, an Eligible Holder may, for purposes of the Tax Act, avoid recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the disposition.

        In general, where an election is made, the Elected Amount must comply with the following rules:

  (a)
  the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

  (b)
  the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Shares exchanged, determined at the time of the exchange, and the fair market value of the Shares at that time; and

  (c)
  the Elected Amount may not exceed the fair market value of the Shares at the time of the exchange.

        Where an Eligible Holder and Agnico-Eagle make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

  (a)
  the Eligible Holder will be deemed to have disposed of the Shares for proceeds of disposition equal to the Elected Amount;

  (b)
  if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Shares and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

  (c)
  to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

  (d)
  the cost of Agnico-Eagle Shares acquired on the disposition will equal the amount, if any, by which the Elected Amount exceeds the amount of the cash received by the Eligible Holder on the disposition, and such cost will be averaged with the adjusted cost base of all other Agnico-Eagle Shares held by the Eligible Holder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Agnico-Eagle Share held by such Eligible Holder.

        Eligible Holders who wish to make the election under section 85 of the Tax Act must elect both the Share Option and the Rollover Option. Eligible Holders who elect the Cash Option will not be permitted to elect the Rollover Option, even if such Eligible Holders receive Agnico-Eagle Shares as a result of pro ration.

        An Eligible Holder who wishes to dispose of Shares under the Rollover Option and enter into a joint tax election with Agnico-Eagle under subsection 85(1) or (2) of the Tax Act must obtain the appropriate federal election forms (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. Agnico-Eagle intends to provide information with respect to these forms after the Expiry Time on its website at www.agnico-eagle.com.

        An Eligible Holder who wishes to dispose of Shares under the Rollover Option and effect the disposition of such Eligible Holder's Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) must ensure that two signed copies of Form T2057 or, in the event that the Shares are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms), are received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7; Attention: Corporate Director, Taxation & Treasury Operations) on or before the day that is 45 days after the Take-Up Date for the Shares duly completed with the details of the number of Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election form (and one copy of any provincial election form) will be returned to the particular Eligible Holder at the address indicated on the election form, signed by Agnico-Eagle, for filing by the Eligible Holder with the CRA (and any applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by Agnico-Eagle on or before the day that is 45 days after the Take-Up Date for the Shares will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Agnico-Eagle should give their immediate attention to this matter.

        Where Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file one copy of Form T2057 (and, where applicable, the corresponding provincial form(s)) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner. Where the Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of (but not for) each member of the partnership (and, where applicable, the corresponding form(s) with the provincial taxation authority). Such Form T2058 (and provincial form(s), if applicable) must be accompanied by a list containing the name and social insurance number or business number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

        Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, under the corresponding provisions of any provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Agnico-Eagle agrees only to add the required information regarding Agnico-Eagle to any properly completed election form received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7; Attention: Corporate Director, Taxation & Treasury Operations) on or before the day that is 45 days after the Take-Up Date for the Shares, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. Accordingly, Agnico-Eagle will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either Agnico-Eagle or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Agnico-Eagle's 2011 taxation year is scheduled to end on December 31, 2011, although Agnico-Eagle's taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by Agnico-Eagle in accordance with the procedures set out herein no later than 45 days after the Take-Up Date for the Shares.

        Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election under subsection 85(1) or (2) of the Tax Act should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

        A Resident Shareholder who, as described above, realizes a capital gain or capital loss on the disposition of Shares will generally be required to include one-half of the amount of any such capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against net taxable capital gains realized in such year in accordance with the detailed rules in the Tax Act.

        In general, the amount of any capital loss otherwise arising on the disposition of a Share by a Resident Shareholder that is a corporation may, subject to and in accordance with the provisions of the Tax Act and in the circumstances described therein, be reduced by the amount of any dividends previously received or deemed to have been received by the corporation on such Share (or on a share for which such share is substituted or exchanged). Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom the foregoing rules may be relevant should consult their own tax advisors regarding such rules.

        A Resident Shareholder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on its "aggregate investment income", which is defined in the Tax Act to include an amount in respect of taxable capital gains.

        The realization of a capital gain or capital loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

        As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited", Agnico-Eagle may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition. The tax consequences to a Resident Shareholder of a disposition of Shares in such circumstances will generally be as described under the heading "— Disposition of Shares Under the Offer — Exchange of Shares for Cash Only" or "— Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares" above, as the case may be.

        Any interest (whether awarded by the Court or otherwise) paid to a Resident Shareholder in connection with a Compulsory Acquisition must be included in computing the Resident Shareholder's income for the purposes of the Tax Act.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

        As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if Agnico-Eagle takes up and pays for Shares validly deposited under the Offer, and Agnico-Eagle is unable, or elects not, to effect a Compulsory Acquisition, Agnico-Eagle will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", Agnico-Eagle currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Agnico-Eagle may propose a statutory arrangement, amalgamation, merger, reorganization, share consolidation, recapitalization or similar transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

        Where a Subsequent Acquisition Transaction results in a Resident Shareholder being deemed to receive a dividend, the Resident Shareholder will be required to include in computing its income for the relevant taxation year any such dividend. In the case of a Shareholder who is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations but may not benefit from the enhanced gross-up and dividend tax credit rules applicable to dividends designated as "eligible dividends". Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation's income.

        Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares for purposes of computing the Resident Shareholder's capital gain. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

        A Resident Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

        Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Taxation of Dividends on and the Disposition of Agnico-Eagle Shares

        Dividends received or deemed to be received on Agnico-Eagle Shares by a Resident Shareholder that is an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividend is designated by Agnico-Eagle as an eligible dividend.

        A Resident Shareholder that is a corporation will include dividends received or deemed to be received on Agnico-Eagle Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.

        Certain corporations, including "private corporations" or "subject corporations" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on Agnico-Eagle Shares to the extent that such dividends are deductible in computing taxable income. This tax is refundable to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

        The disposition or deemed disposition of Agnico-Eagle Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "— Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and losses under the Tax Act.

Eligibility of Agnico-Eagle Shares for Investment

        Provided the Agnico-Eagle Shares continue to be listed on a "designated stock exchange" (as defined in the Tax Act) (which includes the TSX and the NYSE), or if Agnico-Eagle continues to qualify as a "public corporation" for purposes of the Tax Act, the Agnico-Eagle Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (all as defined in the Tax Act).

        Notwithstanding that the Agnico-Eagle Shares may be a qualified investment for a trust governed by a tax-free savings account ("TFSA"), the holder of a TFSA will be subject to a penalty tax on the Agnico-Eagle Shares held in the TFSA if such Agnico-Eagle Shares are a "prohibited investment" (as defined in the Tax Act) for the TFSA. The Agnico-Eagle Shares will generally be a "prohibited investment" if the holder of the TFSA does not deal at arm's length with Agnico-Eagle for the purposes of the Tax Act or the holder of the TFSA has a "significant interest" (within the meaning of the Tax Act) in Agnico-Eagle or a corporation, partnership or trust with which Agnico-Eagle does not deal at arm's length for the purposes of the Tax Act. The Tax Proposals contain similar rules with respect to trusts governed by a registered retirement savings plan or a registered retirement income fund.

Non-Residents of Canada

        The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act: (a) is a person who is neither resident, nor deemed to be resident, in Canada; (b) holds its Shares, and will hold any Agnico-Eagle Shares, as capital property; (c) does not use or hold, and is not deemed to use or hold, Shares, and will not hold or be deemed to use or hold Agnico-Eagle Shares, in connection with carrying on a business in Canada; (d) deals at arm's length with Agnico-Eagle and Grayd; and (e) is not affiliated with Agnico-Eagle or Grayd (a "Non-Resident Shareholder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Shareholders are advised to consult with their own tax advisors.

Disposition of Shares Under the Offer

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares to Agnico-Eagle under the Offer unless the Shares at the time of their disposition constitute "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

        Generally, a Share will not constitute "taxable Canadian property" to a Non-Resident Shareholder at the time of a disposition where such Share is listed at that time on a "designated stock exchange" as defined in the Tax Act (which definition currently includes the TSX-V; see however the discussion below under "— Potential Delisting") and at no time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class of the capital stock of Grayd, and (b) more than 50% of the fair market value of the Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

        If the Shares are taxable Canadian property to a Non-Resident Shareholder and any capital gain realized on the disposition of such Shares to Agnico-Eagle under the Offer is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention, such a Non-Resident Shareholder may be an Eligible Holder for purposes of the Rollover Option and the tax consequences described above under "— Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — No Tax-Deferred Rollover Under the Tax Act" or "— Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act", as applicable, and "— Residents of Canada — Taxation of Capital Gains and Capital Losses" will apply. If a Non-Resident Shareholder whose Shares are taxable Canadian property makes a joint tax election with Agnico-Eagle under the Rollover Option, the Agnico-Eagle Shares received as consideration for the Shares will be deemed to be taxable Canadian property to such Non-Resident Shareholder for 60 months following the disposition to Agnico-Eagle.

        A Non-Resident Shareholder whose Shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such Shares in certain circumstances. Non-Resident Shareholders whose Shares are taxable Canadian property are advised to consult with their own tax advisors.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

        As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited", Agnico-Eagle may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition. The tax consequences to a Non-Resident Shareholder of a disposition of Shares in such circumstances will generally be as described under the heading "— Disposition of Shares Under the Offer — Exchange of Shares for Cash Only" or "— Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares" above, as the case may be.

        Where interest is paid or credited (whether awarded by the Court or otherwise) to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will generally not be subject to Canadian withholding tax on such interest under the Tax Act.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

        As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if Agnico-Eagle takes up and pays for Shares validly deposited under the Offer, and Agnico-Eagle is unable, or elects not, to effect a Compulsory Acquisition, Agnico-Eagle will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", Agnico-Eagle currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under "— Residents of Canada — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction".

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized pursuant to a Subsequent Acquisition Transaction unless the Shares constitute "taxable Canadian property" of the Non-Resident Shareholder. The circumstances in which Shares may constitute taxable Canadian property and the implications to a Non-Resident Shareholder of Shares constituting taxable Canadian property are generally discussed above under the heading "— Non-Residents of Canada — Disposition of Shares Under the Offer ".

        Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Convention"), where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

        Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

Potential Delisting of Shares

        As described in Section 16 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer", the Shares may cease to be listed on the TSX-V following the completion of the Offer or, as applicable, a Compulsory Acquisition or a Compelled Acquisition or a Subsequent Acquisition Transaction.

        Non-Resident Shareholders who do not dispose of their Shares pursuant to the Offer are cautioned that if the Shares are not listed on a designated stock exchange at the time of their disposition, the Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares could also be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

        In addition to the implications of disposing of taxable Canadian property discussed under the heading "— Non-Residents of Canada — Disposition of Shares Under the Offer", in the event that the Shares are taxable Canadian property to a Non-Resident Shareholder, the Shares are not listed on a recognized stock exchange at the time of their disposition and any capital gain on the disposition is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder in which case, unless the Non-Resident Shareholder provides Agnico-Eagle with a clearance certificate under section 116 of the Tax Act, Agnico-Eagle will be required, pursuant to the Tax Act, to deduct or withhold 25% from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General of Canada on account of the Non-Resident Shareholder's liability for tax under the Tax Act.

        Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Shares under the Offer.

Taxation of Dividends on and the Disposition of Agnico-Eagle Shares

        Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder on Agnico-Eagle Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Convention, where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Agnico-Eagle Shares unless the Shares constitute "taxable Canadian property" of the Non-Resident Shareholder. The circumstances in which Agnico-Eagle Shares may constitute taxable Canadian property and the implications to a Non-Resident Shareholder of Agnico-Eagle Shares constituting taxable Canadian property will generally be the same as discussed above in respect of the Shares under the heading "— Non-Residents of Canada — Disposition of Shares Under the Offer".

21.   Certain United States Federal Income Tax Considerations

        UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a summary of certain material U.S. federal income tax consequences of the disposition of Shares by a U.S. Shareholder (as defined below) pursuant to the Offer. This summary is limited to persons who hold their Shares as a "capital asset" within the meaning of section 1221 of the Code. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the disposition of Shares by particular investors, and it does not address state, local, U.S. estate or gift tax, or foreign or other tax laws. This summary also does not address tax considerations applicable to investors who own (directly or indirectly, actually or constructively) 10% or more, by voting power or value, of Grayd, nor does this summary discuss all of the U.S. tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). The discussion does not address the U.S. federal income tax consequences to holders of Options or Warrants to purchase Shares. U.S. Shareholders are urged to consult their own tax advisors with respect to the U.S. federal, state and local income taxes, U.S. estate and gift tax, and foreign tax consequences to their particular situations of the Offer or other transactions described in Section 10 of the Circular, "Acquisition of Shares Not Deposited".

        This summary assumes that Grayd is not a controlled foreign corporation. If Grayd were classified as a controlled foreign corporation, the United States federal income tax consequences summarized herein could be materially and adversely different.

        As used herein, the term "U.S. Shareholder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

        The U.S. federal income tax treatment of a partner in a partnership (or an owner of a pass-through entity) that holds Shares will depend on the status of the partner (or other owner) and the activities of the partnership (or pass-through entity). U.S. Shareholders that are partnerships or other pass-through entities should consult their own tax advisors concerning the U.S. federal income tax consequences to the entity and to its equity owners of the disposition of Shares.

        This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No ruling will be requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the Offer and there can be no assurance that the Internal Revenue Service will agree with the discussion set out below.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF DISPOSING OF THE SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE AND LOCAL INCOME TAXES, FOREIGN, ESTATE AND GIFT, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Potential Treatment of Grayd as a PFIC

        Certain adverse U.S. federal income tax rules may apply to a U.S. Shareholder that owns or disposes of shares in a non-U.S. corporation that is treated as a passive foreign investment company ("PFIC"). Certain potential adverse U.S. federal income tax consequences if Grayd has been a PFIC are discussed below under "— Passive Foreign Investment Company Considerations." If Grayd is, or has been, a PFIC, a U.S. Shareholder may be able to mitigate the adverse U.S. federal income tax consequences described below if the U.S. Shareholder properly and timely made a valid qualified electing fund ("QEF") or mark-to-market election with respect to its Shares.

Disposition of Shares

Disposition of Shares for Cash or Agnico-Eagle Shares

        Subject to the PFIC rules discussed below, upon a disposition of Shares in the Offer, a U.S. Shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder's adjusted tax basis in the Shares sold in the Offer. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Shares exceeds one year. The amount realized on the disposition by a U.S. Shareholder will be the U.S. dollar value of the cash received plus the U.S. dollar value of the fair market value of any Agnico-Eagle Shares received. A U.S. Shareholder's adjusted tax basis in a Share will generally be its U.S. dollar cost. The U.S. dollar cost of a Share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of Shares traded on an established securities market, within the meaning of the applicable Treasury Regulations, that are purchased by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects). Such an election by an accrual basis U.S. Shareholder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

        Any gain or loss recognized on the disposition of the Shares will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

Foreign Currency Gain or Loss on Receipt of Cash

        The amount realized in foreign currency on a disposition of Shares will be the U.S. dollar value of the amount paid in foreign currency on the date of disposition. On the settlement date, the U.S. Shareholder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

        If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale in the Offer and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Offer.

Disposition of Shares Pursuant to a Compulsory Acquisition

        Subject to the PFIC rules discussed below under "— Passive Foreign Investment Company Considerations", although there is no authority directly on point, a U.S. Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value for the U.S. Shareholder's Shares may be required to recognize gain or loss at the time of the Compulsory Acquisition (even if the fair market value of the Shares has not yet been judicially determined at that time), in an amount equal to the difference between the "amount realized" and the U.S. Shareholder's adjusted tax basis in the Shares. For this purpose, although there is no authority directly on point, the amount realized generally should equal the sum of the U.S. dollar equivalent amounts, determined at the spot rate, of the trading values for the Shares on the settlement date of the Compulsory Acquisition. In this event, gain or loss also would be recognized by the U.S. Shareholder at the time the actual fair value payment is determined, to the extent that the payment exceeds or is less than the amount previously recognized. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the U.S. dollar equivalent to the Canadian dollar amount of this portion generally should be included in ordinary income in accordance with the U.S. Shareholder's method of accounting.

Disposition of Shares Pursuant to a Compelled Acquisition

        As described under Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compelled Acquisition", a U.S. Shareholder may, in certain circumstances, have the right to require Agnico-Eagle to purchase such U.S. Shareholder's Shares pursuant to a Compelled Acquisition for the same price and on the same terms contained in the Offer. Subject to the PFIC rules discussed below under "— Passive Foreign Investment Company Considerations", the tax consequences to a U.S. Shareholder of a disposition of Shares pursuant to a Compelled Acquisition generally will be as described under the heading "— Disposition of Shares for Cash or Agnico-Eagle Shares." U.S. Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Shares acquired pursuant to a Compelled Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

        If Agnico-Eagle is unable to effect a Compulsory Acquisition or if Agnico-Eagle elects not to proceed with a Compulsory Acquisition, then Agnico-Eagle may propose a Subsequent Acquisition Transaction as described in Section 10 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition Transaction". The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash or Agnico-Eagle Shares in exchange for Shares, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above under "— Disposition of Shares for Cash or Agnico-Eagle Shares". However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition

Transaction will not be materially different. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

Disposition of Foreign Currency

        Foreign currency received on the disposition of a Grayd Share will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for U.S. dollars) will be U.S.-source ordinary income or loss.

Passive Foreign Investment Company Considerations

        In general, Grayd would be a PFIC if, for any taxable year, 75% or more of its gross income constituted "passive income" (the "income test") or 50% or more of the value of its assets (based on an average of the quarterly value of the assets during the taxable year) is attributable to assets that produced, or were held for the production of, passive income (the "asset test"). "Passive income" generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. For purposes of the PFIC income and asset tests described above, if Grayd owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Grayd will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

        If Grayd is or has been a PFIC during any year in which a U.S. Shareholder held Shares and the U.S. Shareholder did not timely elect to be taxable currently on his or her pro rata share of Grayd's earnings under the QEF rules or to be taxed on a "mark to market" basis with respect to his or her Shares, any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer would be required to be allocated ratably to each day the U.S. Shareholder has held the Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which Grayd was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year in such holding period during which Grayd was a PFIC, taxable as ordinary income at the highest tax rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, if Grayd is a PFIC and owns, directly or indirectly, shares of another foreign corporation that also is a PFIC, a disposition or deemed disposition of the shares of such other foreign corporation generally will be treated as an indirect disposition by a U.S. Shareholder, which generally will be subject to the PFIC rules.

        Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Grayd being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Shares, and whether the Shareholder can or should make any of the special elections (described below) under the PFIC rules with respect to Grayd.

Qualifying Electing Fund Election

        The adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) generally may be mitigated if a U.S. Shareholder of the PFIC properly and timely makes a valid QEF election with respect to the PFIC. If a PFIC is a QEF as to a U.S. Shareholder for each of its tax years, which includes any portion of the U.S. Shareholder's holding period, the U.S. Shareholder's gain on disposing of the PFIC shares is not attributed to earlier years and the U.S. tax is not increased by any interest charge. Accordingly, a U.S. Shareholder making a timely and valid QEF election with respect to PFIC shares generally would recognize a capital gain or loss on the sale, exchange or other disposition of the shares.

Mark-to-Market Election

        In general, the adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) also may be mitigated if a U.S. Shareholder of the PFIC properly and timely makes a valid mark-to-market election with respect to such shares. A mark-to-market election may be made with respect to the shares of a PFIC if such shares are "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations).

        A U.S. Shareholder who makes a valid mark-to-market election with respect to shares of a PFIC at the beginning of the U.S. Holder's holding period for such shares generally will not be subject to the PFIC rules described above with respect to such shares. Instead, any gain recognized upon a disposition of the shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market ordinary income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss.

Certain Tax Consequences of Holding Agnico-Eagle Shares Received in the Offer

Distributions

        Any distributions with respect to Agnico-Eagle Shares are expected to be declared and paid in U.S. dollars. In the event that distributions are paid to U.S. Shareholders in a currency other than the U.S. dollar, such U.S. Shareholder will be treated as having received a distribution in an amount equal to the U.S. dollar value of the distribution at the time the distribution is made, in accordance with the exchange rate in effect on the date the distribution is properly included in income, and whether or not the other currency is converted into U.S. dollars at that time. Any gain or loss recognized by a U.S. Shareholder on a subsequent sale or exchange of the foreign currency will generally be United States source ordinary income or loss.

        Subject to the discussion under "— Status of Agnico-Eagle as a PFIC" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source taxable dividend to the extent paid out of Agnico-Eagle's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, even though the U.S. Shareholder may receive only a portion of the gross amount after giving effect to the Canadian withholding tax as reduced by the Convention. Dividend income generally will be foreign source income and generally will be "passive category income" for U.S. foreign tax credit purposes. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Dividend income on the Agnico-Eagle Shares held by certain non-corporate U.S. Shareholders, including individuals and certain estates and trusts, may be treated as "qualified dividend income", provided the U.S. Shareholder satisfies the applicable holding period and other requirements with respect to the Agnico-Eagle Shares. Qualified dividend income paid prior to January 1, 2013 generally is subject to the maximum rate applicable to long-term capital gains, which currently is 15%. The reduced tax rate generally is available only with respect to dividends received from U.S. corporations and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. However, the reduced tax rate is not available with respect to dividends received from a foreign corporation that was a passive foreign investment company (as discussed below) in either the taxable year of the distribution or the preceding tax year. Moreover, special rules may apply to cause dividends that would otherwise be eligible for the reduced tax rate applicable to qualified dividend income to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rate is not available with respect to a dividend on shares where the U.S. Shareholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Other rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. Certain taxable dividends either not treated as "qualified dividend income" or which the U.S. Shareholder elects to include as investment income for purposes of determining the amount of deductible investment interest expense will be taxable at the ordinary income rate to the U.S. Shareholder. Generally, no dividends received deduction will be allowed with respect to dividends paid by Agnico-Eagle. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them with respect to distributions taxed as dividends.

        A distribution on the Agnico-Eagle Shares made by Agnico-Eagle in excess of Agnico-Eagle's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Shareholder's adjusted tax basis in the Agnico-Eagle Shares and, to the extent in excess of adjusted basis, as capital gain from the sale of a capital asset. See "— Sale or Other Disposition of Agnico-Eagle Shares" regarding the U.S. federal tax consequences of such capital gains.

        Under the Convention, Canada currently imposes withholding tax on distributions to residents of the United States entitled to benefit under the Convention at a rate of 15%. U.S. Shareholders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Shareholders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Agnico-Eagle Shares

        Subject to the discussion found under "— Status of Agnico-Eagle as a PFIC" below, in general, if a U.S. Shareholder sells or otherwise disposes of Agnico-Eagle Shares in a taxable disposition, the U.S. Shareholder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder's adjusted tax basis in the Agnico-Eagle Shares sold. A U.S. Shareholder's tax basis in its Agnico-Eagle Shares generally should be equal to the U.S. dollar value of the fair market value of the Agnico-Eagle Shares as of the date the U.S. Shareholder receives the Agnico-Eagle Shares pursuant to the Share Option. Any capital gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Agnico-Eagle Shares exceeds one year.

        Any gain or loss will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

        If a U.S. Shareholder receives foreign currency on a sale or disposition of its Agnico-Eagle Shares, the amount realized on a disposition of Agnico-Eagle Shares will be the U.S. dollar value of the foreign currency, as determined on the settlement date of such sale or other taxable disposition, based on the applicable foreign exchange rate on that date. On the settlement date, the U.S. Shareholder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of Agnico-Eagle Shares traded on an established securities market that are sold by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

        If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other disposition and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the sale or other disposition.

Status of Agnico-Eagle as a PFIC

        The rules for determining whether an entity is considered a PFIC are described above in "Passive Foreign Investment Company Considerations".

        Based on a preliminary review, Agnico-Eagle expects that it will not be classified as a PFIC during its current taxable year. However, there can be no assurance that this will actually be the case. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. As a result, Agnico-Eagle's status in the current and future years will depend on the composition of Agnico-Eagle's gross income, Agnico-Eagle's assets and activities in those years and the market capitalization of Agnico-Eagle as determined at the end of each calendar quarter, and there can be no assurance that Agnico-Eagle will or will not be considered a PFIC for any taxable year.

        If Agnico-Eagle is or will be treated as a PFIC for any taxable year during a U.S. Shareholder's holding period of Agnico-Eagle Shares, the tax consequences to a U.S. Shareholder of a disposition of its Agnico-Eagle Shares in such circumstances generally will be as described above in "— Passive Foreign Investment Company Considerations". A U.S. Shareholder's ownership of shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Shareholder's annual U.S. federal income tax return. Every U.S. Shareholder who is a shareholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of the Treasury.

        Each U.S. Shareholder should consult its own tax advisor regarding the status of Agnico-Eagle as a PFIC, the possible effect of the PFIC rules on such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Backup Withholding and Information Reporting

        Payments on the disposition of the Shares, by a U.S. paying agent or other U.S. intermediary, will be reported to the IRS and to the U.S. Shareholder as may be required under applicable regulations. Backup withholding at a rate of 28% may apply to these payments if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns.

        Additionally, dividends paid with respect to Agnico-Eagle Shares and payments of the proceeds from a sale or other disposition of Agnico-Eagle Shares may be subject to back-up withholding if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Such dividends and proceeds may be subject to information reporting. Certain U.S. Shareholders are not subject to backup withholding.

        Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder's U.S. federal income tax liability, provided the required information is furnished to the IRS by filing a tax return. U.S. Shareholders are encouraged to consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Shareholders who hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any shares or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Shareholders may be subject to these reporting requirements unless their Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult with their own tax advisors regarding the requirements of filing information returns.

22.   Other Matters Related to the Offer

Depositary

        Computershare Trust Company of Canada has been retained to act as the Depositary to receive deposits of certificates representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Shares purchased by Agnico-Eagle under the Offer. The Depositary will also facilitate book-entry transfers of Shares. The Depositary will receive reasonable and customary compensation from Agnico-Eagle for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith. Contact information for the Depositary is provided on the back cover of this document.

Information Agent

        Kingsdale Shareholder Services Inc. has been retained to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Agnico-Eagle for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Contact information for the Information Agent is provided on the back cover of this document.

Financial Advisor and Soliciting Dealer Group

        TD Securities has been retained to act as financial advisor to Agnico-Eagle with respect to the Offer.

        Agnico-Eagle reserves the right to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges (each, a "Soliciting Dealer") to solicit acceptances of the Offer from persons resident in Canada. If Agnico-Eagle decides to make use of the services of a Soliciting Dealer, Agnico-Eagle may pay such Soliciting Dealer a fee customary for such transaction for each Grayd Share deposited and taken up by Agnico-Eagle under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). Agnico-Eagle may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Shares may charge a fee to tender Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

Legal Matters

        Certain legal matters on behalf of Agnico-Eagle will be passed upon by, and the opinions contained under Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations" have been provided by, Davies, Toronto, Ontario, Canadian counsel to Agnico-Eagle. Agnico-Eagle is also being advised in respect of certain matters concerning the Offer by Davies, New York, New York, U.S. counsel to Agnico-Eagle.

Experts

        As at the date of the Offer, the partners and associates of Davies beneficially own, directly or indirectly, less than 1% of the securities of each of Agnico-Eagle, Grayd and their respective associates and affiliates.

        The audited consolidated financial statements of Agnico-Eagle as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 incorporated by reference herein have been audited by Ernst & Young LLP, Chartered Accountants, who have advised that they are independent with respect to Agnico-Eagle within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

        Marc Legault is currently employed by Agnico-Eagle as the Vice-President, Project Development and is a "qualified person" within the meaning of NI 43-101. Information relating to Agnico-Eagle's mineral properties in this Circular and the documents incorporated by reference herein has been approved by Marc Legault. Marc Legault has not received a direct or indirect interest in the property of Agnico-Eagle or of any associate or affiliate of Agnico-Eagle. As at the date hereof, Marc Legault beneficially owns, directly or indirectly, less than 1% of the securities of Agnico-Eagle, Grayd and their respective associates and affiliates.

23.   Stock Exchange Listing Application

        The TSX has conditionally approved the listing of the Agnico-Eagle Shares to be issued in connection with the Offer, subject to Agnico-Eagle fulfilling all of the requirements of the TSX within one business day of the take-up and payment for Shares under the Offer.

        Agnico-Eagle will apply to list the Agnico-Eagle Shares issuable under the Offer on the NYSE. Such listing will be subject to Agnico-Eagle fulfilling all of the listing requirements of the NYSE.

24.   Documents Incorporated by Reference

        The following documents, filed by Agnico-Eagle with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

  (a)
  Agnico-Eagle's Annual Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010;

  (b)
  the audited consolidated financial statements of Agnico-Eagle as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the notes thereto and the auditors' report thereon, and the related management's discussion and analysis, filed on SEDAR on March 28, 2011;

  (c)
  the unaudited interim consolidated financial statements of Agnico-Eagle as at June 30, 2011 and for the three and six months ended June 30, 2011 and June 30, 2010, together with the notes thereto, and the related management's discussion and analysis, filed on SEDAR on August 12, 2011;

  (d)
  the management proxy circular of Agnico-Eagle filed on SEDAR on March 28, 2011 prepared in connection with Agnico-Eagle's annual and special meeting of shareholders held on April 29, 2011; and

  (e)
  the press release of Agnico-Eagle dated October 11, 2011 filed on SEDAR on October 11, 2011.

        Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Agnico-Eagle at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7, telephone 416-947-1212, and are also available electronically on SEDAR at www.sedar.com.

        Any documents of the type referred to above, and any business acquisition reports or material change reports (excluding confidential material change reports), filed by Agnico-Eagle with the securities commissions or similar regulatory authorities in each jurisdiction of Canada in which Agnico-Eagle is a reporting issuer subsequent to the date of the Offer and Circular shall be deemed to be incorporated by reference into the Offer and Circular. Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

25.   Registration Statement Filed with the SEC

        A registration statement on Form F-80 under the U.S. Securities Act, which covers the Agnico-Eagle Shares to be issued pursuant to the Offer, has been filed with the SEC. The registration statement, including exhibits, is available to the public free of charge at the SEC's website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the registration statement: the documents referred to in Section 24 of the Circular, "Documents Incorporated by Reference"; the consent of Davies, Toronto, Ontario; the consent of Ernst & Young LLP; the consent of Marc Legault; the powers of attorney from directors and certain officers of Agnico-Eagle; the Letter of Transmittal and the Notice of Guaranteed Delivery; the Acquisition Agreement; and the form of Lock-Up Agreement.

26.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

27.   Directors' Approval

        The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of Agnico-Eagle.

 CONSENT OF COUNSEL

To: The Directors of Agnico-Eagle

        We hereby consent to the use of our name under the heading "Other Matters Related to the Offer — Legal Matters" and to the reference to our name and opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 13, 2011 made by Agnico-Eagle to the Shareholders.

(signed) Davies Ward Phillips & Vineberg LLP DAVIES WARD PHILLIPS & VINEBERG LLP

Toronto, Ontario, Canada
October 13, 2011

 AUDITORS' CONSENT

We have read the Circular (the "Circular") of Agnico-Eagle Mines Limited (the "Company") dated October 13, 2011 relating to the purchase of all the issued and outstanding common shares of Grayd Resource Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Circular of our report dated March 28, 2011, to the board of directors and shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 28, 2011, to the board of directors and shareholders of the Company with respect to the effectiveness of internal control over financial reporting of the Company as at December 31, 2010.

(signed) Ernst & Young LLP ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

Toronto, Ontario, Canada
October 13, 2011

 CERTIFICATE OF AGNICO-EAGLE

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

DATED: October 13, 2011

(Signed) SEAN BOYD Chief Executive Officer	(Signed) AMMAR AL-JOUNDI Chief Financial Officer

On Behalf of the Board of Directors

(Signed) BERNARD KRAFT Director	(Signed) MEL LEIDERMAN Director

 The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:

1-800-749-9197

E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS COMPLETED. THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE IN ACCEPTING THE OFFER BY AGNICO-EAGLE MINES LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES OF GRAYD RESOURCE CORPORATION.

LETTER OF TRANSMITTAL AND ELECTION FORM

for the deposit of Common Shares
of
GRAYD RESOURCE CORPORATION
under the Offer dated October 13, 2011 made by
AGNICO-EAGLE MINES LIMITED

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON
NOVEMBER 18, 2011 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL AND ELECTION FORM IF:

1.
YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING COMMON SHARE CERTIFICATE(S);

2.
YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT'S MESSAGE; OR

3.
YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

        This Letter of Transmittal and Election Form (the "Letter of Transmittal"), or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares (the "Shares") of Grayd Resource Corporation ("Grayd") under the offer dated October 13, 2011 (the "Offer") made by Agnico-Eagle Mines Limited ("Agnico-Eagle") to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Shares, including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of Options or Warrants (as such terms are defined in the Offer and Circular, as defined below), and must be received by Computershare Trust Company of Canada (the "Depositary") at or prior to the Expiry Time at its offices specified below.

        Pursuant to the Offer, holders of Shares (the "Shareholders") may elect to receive, for each Share held, either (a) $2.80 in cash (the "Cash Option") or (b) 0.04039 of a common share of Agnico-Eagle (the "Agnico-Eagle Shares") and $0.05 in cash (the "Share Option"), in each case subject to pro ration as described in the Offer and Circular. Each Shareholder may elect the Cash Option or the Share Option in respect of all of the Shareholder's Shares deposited under the Offer or may apportion the Shareholder's Shares between such consideration alternatives.

        A SHAREHOLDER DEPOSITING SHARES USING THIS LETTER OF TRANSMITTAL MUST ELECT ONE OF THE CONSIDERATION ALTERNATIVES IN BOX 2 BELOW. A SHAREHOLDER WHO FAILS TO PROPERLY MAKE THE ELECTION IN BOX 2 BELOW WILL BE DEEMED TO HAVE ELECTED THE CASH OPTION FOR ALL OF SUCH SHAREHOLDER'S SHARES DEPOSITED UNDER THE OFFER. IF A SHAREHOLDER DELIVERED A NOTICE OF GUARANTEED DELIVERY IN RESPECT OF SHARES DEPOSITED WITH THIS LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THAT NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN THIS LETTER OF TRANSMITTAL.

        The maximum amount of cash available under the Offer is approximately $92 million and the maximum number of Agnico-Eagle Shares available for issuance under the Offer is approximately 2.7 million Agnico-

Eagle Shares (based on the number of Shares outstanding on a fully-diluted basis as at September 19, 2011). If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares.

        Shareholders can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message. A Shareholder who utilizes DTC to accept the Offer by causing DTC to deliver an Agent's Message of the book-entry transfer of such Shareholder's Shares will be bound by the terms of the Letter of Transmittal as if executed by such Shareholder. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

        Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" by using the Notice of Guaranteed Delivery (printed on PINK paper) accompanying the Offer and Circular. See Instruction 2 below, "Procedure for Guaranteed Delivery".

        The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related circular dated October 13, 2011 (the "Offer and Circular") have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

        As used herein, the term "U.S. Shareholder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

        Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Shares with the Depositary may be directed to the Depositary or the Information Agent. Their contact details are provided at the end of this document. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

        YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7, "SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY"). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

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        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	AGNICO-EAGLE MINES LIMITED
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

        The undersigned delivers to you the enclosed certificate(s) representing Shares deposited under the Offer. Subject only to the withdrawal rights in respect of the Shares described in the Offer and Circular or available at Law, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer and this Letter of Transmittal. The following are the details of the enclosed certificate(s):

Box 1 SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate(s)*	Number of Shares Deposited**

TOTAL:

*
You do not need to complete these columns in respect of Shares deposited by book-entry transfer.

**
Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 of this Letter of Transmittal, "Partial Deposits".

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Box 2 ELECTION FOR CASH AND/OR AGNICO-EAGLE SHARES (Shareholders must choose only ONE of the Alternatives below.)
Under the Offer, the undersigned may elect the Cash Option or the Share Option with respect to all of the Shares deposited under the Offer with this Letter of Transmittal (or book-entry transfer, as applicable) (the "Deposited Shares") or the undersigned may apportion the Deposited Shares between the Cash Option and the Share Option. The undersigned hereby elects as follows:
☐ ALTERNATIVE A: CASH OPTION
Shareholders who check this box will receive $2.80 cash for each Share deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
☐ ALTERNATIVE B: SHARE OPTION

Shareholders who check this box will receive 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
☐ ALTERNATIVE C: COMBINATION OF CASH OPTION AND SHARE OPTION

Shareholders who check this box and complete the fields immediately below will receive $2.80 cash for each Share deposited under the Cash Option and 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share deposited under the Share Option (in each case subject to pro ration, as described in the Offer and Circular). The total number of Shares deposited under this Alternative must equal the total number of Shares deposited under the Offer (see Box 1 in this Letter of Transmittal).
(insert number) Shares deposited under the Cash Option, and
(insert number) Shares deposited under the Share Option.
If the undersigned fails to properly elect one of the Alternatives set out above, the undersigned will be deemed to have elected the Cash Option for all of the Deposited Shares.

If the undersigned apportions the Deposited Shares in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections exceeds the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the number of Shares in respect of which the undersigned has elected the Share Option will be reduced such that the number of Shares in respect of which the undersigned has made elections equals the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal). If the undersigned apportions the Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal) in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections is less than the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the undersigned will be deemed to have elected the Cash Option in respect of that number of Shares in respect of which the undersigned failed to make a consideration election.

No fractional Agnico-Eagle Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Agnico-Eagle Share will receive the applicable number of Agnico-Eagle Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Agnico-Eagle Share.

A Shareholder who is an Eligible Holder (as defined below) and who wishes to elect the Rollover Option (as defined in the Offer and Circular) to make the necessary joint tax election with Agnico-Eagle to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Shares under the Offer, must elect the Share Option in respect of that number of Shares for which the Shareholder wishes to obtain such rollover. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

IF A SHAREHOLDER DELIVERED A NOTICE OF GUARANTEED DELIVERY IN RESPECT OF SHARES DEPOSITED WITH THIS LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THAT NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN THIS LETTER OF TRANSMITTAL. SEE INSTRUCTION 2 BELOW, "PROCEDURE FOR GUARANTEED DELIVERY".

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 Box 3
ROLLOVER OPTION FOR ELIGIBLE HOLDERS

As described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", a Shareholder who is an Eligible Holder (as defined below), who disposes of Shares under the Offer pursuant to the Share Option and who further elects the Rollover Option may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with Agnico-Eagle and filing such election with the Canada Revenue Agency ("CRA") under section 85 of the Income Tax Act (Canada) (the "Tax Act") specifying therein an elected amount in accordance with certain limitations provided in the Tax Act.

"Eligible Holder" means a Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act whose Shares are "taxable Canadian property" (as defined by the Tax Act) to such Shareholder and who is not exempt from Canadian tax in respect of any gain such Shareholder would realize on a disposition of Shares by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii).

Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act", describes the actions that an Eligible Holder must take in order to make a valid tax election with Agnico-Eagle under section 85 of the Tax Act. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. The Eligible Holder must ensure that two signed copies of Form T2057 or, in the event that the Shares are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) on or before 45 days after the Take-Up Date for the Shares duly completed with details of the number of Shares transferred, the consideration received and the applicable Elected Amounts (as defined in the Offer and Circular) for the purposes of such elections. Agnico-Eagle agrees only to add the required information regarding Agnico-Eagle to any properly completed election form received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) on or before 45 days after the Take-Up Date for the Shares, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the Tax Act (and with any applicable provincial tax authorities within the time prescribed by the corresponding provisions of any applicable provincial tax legislation). Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, a valid election is filed under the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Accordingly, Agnico-Eagle will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Agnico-Eagle reserves the right not to execute and return to a Shareholder for filing any tax election form sent to it that is not fully completed and signed by an Eligible Holder who has elected the Share Option and who has further elected the Rollover Option in this Letter of Transmittal. Any Eligible Holder who does not ensure that the duly completed election forms have been received by Agnico-Eagle on or before the day that is 45 days after the Take-Up Date for the Shares will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the Shareholder depositing the Deposited Shares is an Eligible Holder who has elected the Share Option, (ii) acknowledges that it is the Shareholder's responsibility to complete the appropriate tax election form(s) and send two copies of the completed election form(s) to Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) so that they are received on or before 45 days after the Take-Up Date for the Shares, and (iii) acknowledges that it is the Shareholder's responsibility to file the tax election form with the CRA (and, where applicable, any provincial tax authority) once it is returned to the Shareholder by Agnico-Eagle and pay any applicable late filing penalties.

        ☐ Check here if you are an Eligible Holder, you have elected the Share Option and you wish to further elect the Rollover Option in order to make a joint tax election with Agnico-Eagle under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

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        The undersigned acknowledges receipt of the Offer and Circular and acknowledges that the deposit of Shares under the Offer will constitute a binding agreement between the undersigned and Agnico-Eagle, upon and subject to the terms and conditions of the Offer and this Letter of Transmittal. The undersigned represents and warrants that:

  (a)
  the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Shares, and (ii) all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, "Distributions");

  (b)
  the undersigned owns the Deposited Shares;

  (c)
  the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person;

  (d)
  the deposit of the Deposited Shares and Distributions complies with applicable Laws; and

  (e)
  when the Deposited Shares and Distributions are taken up and paid for by Agnico-Eagle, Agnico-Eagle will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Shares described in the Offer or available at Law, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer") delivers to Agnico-Eagle the enclosed Share certificate(s) representing the Deposited Shares and deposits, sells, assigns and transfers to Agnico-Eagle all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares and any and all Distributions.

        The undersigned acknowledges that under certain circumstances Agnico-Eagle may, among other things, (i) vary, extend or terminate the Offer (see Section 5 of the Offer, "Extension, Variation or Change in the Offer"), or (ii) make such adjustments as it considers appropriate to the Purchase Price and other terms of the Offer to reflect any changes on or after the date of the Offer in the Shares or Grayd's capitalization (see Section 9 of the Offer, "Changes in Capitalization; Adjustments; Liens"). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Grayd should declare, set aside or pay any dividend or other Distribution, which is payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Agnico-Eagle or its nominee or transferee on the securities registers maintained by or on behalf of Grayd in respect of Shares accepted for purchase under the Offer, then Agnico-Eagle may reduce the Purchase Price per share payable pursuant to the Offer or the undersigned may be required to promptly transfer to Agnico-Eagle such Distributions, all in accordance with the terms of the Offer (see Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions").

        The undersigned irrevocably constitutes and appoints effective at and after the time (the "Effective Time") that Agnico-Eagle takes up the Deposited Shares, Agnico-Eagle, each director and officer of Agnico-Eagle and any other person designated by Agnico-Eagle in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Shares with respect to the Deposited Shares, including any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Deposited Shares (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Grayd;

6

  (b)
  to exercise any and all rights of such Deposited Shares including, without limitation, the right to vote any and all of such Deposited Shares, the right to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by Agnico-Eagle, any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including any counterparts thereof), consents and directions in form and on terms satisfactory to Agnico-Eagle in respect of any or all Deposited Shares, the right to revoke any such instruments, authorizations, requisitions, resolutions, consents or directions, given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations, requisitions, resolutions, consents and directions, any person or persons as the proxy of such Shareholder in respect of such Deposited Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Grayd;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Deposited Shares (including any Distributions).

        The undersigned revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares or any Distribution by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 8 of the Offer, "Withdrawal of Deposited Shares".

        The undersigned also agrees not to vote any of the Deposited Shares at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Grayd and, except as may be agreed to by Agnico-Eagle in writing, not to exercise any of the other rights or privileges attached to the Deposited Shares, and agrees to execute and deliver to Agnico-Eagle any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Deposited Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the person or persons specified by Agnico-Eagle as the proxy or proxy nominee or nominees of the holder of the Deposited Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Deposited Shares with respect thereto will be revoked and no subsequent proxies or other authorization or consents may be given by such person with respect thereto.

        The undersigned covenants to execute, upon request of Agnico-Eagle, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares to Agnico-Eagle. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

        The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from Agnico-Eagle and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares under the Offer.

7

        All cash payments under the Offer will be made in Canadian dollars.

        Settlement with each Shareholder who has deposited (and not withdrawn) Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary by forwarding a share certificate representing Agnico-Eagle Shares (or, in the case of Shares deposited by book-entry transfer, issuing, or causing to be issued, a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) payable in Canadian funds in the amount to which the Shareholder depositing Shares is entitled and, if applicable, by crediting the Agnico-Eagle Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

        Unless otherwise directed in this Letter of Transmittal, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares (or, in the case of Shares deposited by book-entry transfer, the credit of Agnico-Eagle Shares) will be issued in the name of the registered holder of the Shares so deposited. Unless the undersigned instructs the Depositary to hold the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares (except in the case of Shares deposited by book-entry transfer) will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Grayd. Cheques and share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Agnico-Eagle may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by Agnico-Eagle or the Depositary by reason of any delay in making payments for any Shares to any person on account of Shares accepted for payment under the Offer.

        Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled under the Offer.

        Any Deposited Shares that are not taken up and paid for by Agnico-Eagle pursuant to the terms and conditions of the Offer for any reason will be returned, at Agnico-Eagle's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (i) sending certificates representing the Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Grayd; or (ii) in the case of Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", crediting such Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

8

 SHAREHOLDER INFORMATION AND INSTRUCTIONS

        Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS
ISSUE SHARE CERTIFICATE REPRESENTING AGNICO-EAGLE SHARES AND/OR CHEQUE IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BLOCK B DELIVERY INSTRUCTIONS
SEND SHARE CERTIFICATE REPRESENTING AGNICO-EAGLE SHARES AND/OR CHEQUE (Unless Block D is checked) TO: ☐ Same as address in Block A or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)
* The delivery instructions given in this Block B will also be used to return certificate(s) representing Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER
U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7, "Substitute Form W-9 for U.S. Shareholders Only", for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD SHARE CERTIFICATE REPRESENTING AGNICO-EAGLE SHARES AND/OR CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

9

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F U.S. SHAREHOLDERS — TAX
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:
☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

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BLOCK G SHAREHOLDER SIGNATURE By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.
Signature guaranteed by (if required under Instruction 3):
Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

11

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) representing the Deposited Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Agnico-Eagle recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

  (c)
  Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares.

2.     Procedure for Guaranteed Delivery

  If a Shareholder wishes to deposit Shares under the Offer and either the certificate(s) representing the Shares is (are) not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution (as defined below);

  (b)
  a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer and Circular, properly completed and executed, or a manually executed facsimile thereof, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing all deposited Shares, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signatures guaranteed, if required by Instruction 3 below, and all other documents required by the Offer and this Letter of Transmittal, are received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.

  If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

  The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to an address or transmission by facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

  An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada

12

  or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

3.     Signatures

  This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 4 below).

  (a)
  If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

  (b)
  Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the share certificate(s) representing Agnico-Eagle Shares (except in the case of Shares deposited by book-entry transfer) and/or the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s), or if the certificate(s) representing Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Grayd:

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

  (ii)
  the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Agnico-Eagle or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.     Delivery Instructions

  If any share certificate(s) representing Agnico-Eagle Shares (except in the case of Shares deposited by book-entry transfer) and/or cheque(s) is (are) to be sent to or if certificate(s) representing Shares in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Block B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any share certificate(s) representing Agnico-Eagle Shares (except in the case of Shares deposited by book-entry transfer) and/or cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Grayd. Any share certificate(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.     Partial Deposits

  If fewer than the total number of Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space in Box 1, entitled "Shares", on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited under the Offer will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block

13

  B on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Shares by book-entry transfer.

7.     Substitute Form W-9 for U.S. Shareholders Only

  United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Shares to provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

  To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

  Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date such form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

  If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

  TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY AGNICO-EAGLE TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE

14

  TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

8.     Currency of Payment

  All cash payments under the Offer will be made in Canadian dollars.

9.     Miscellaneous

  (a)
  If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates representing Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be properly completed and executed for each different registration.

  (c)
  Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, or a manually executed facsimile hereof, waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Laws.

  (d)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

  (f)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by Agnico-Eagle in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Agnico-Eagle reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. Agnico-Eagle reserves the absolute right to waive any defects or irregularities in the deposit of any Shares or any notice of withdrawal. There shall be no duty or obligation of Agnico-Eagle, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit of any Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. Agnico-Eagle's interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Agnico-Eagle reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

  (g)
  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at their respective addresses specified in this Letter of Transmittal.

10.   Lost Certificates

  If a certificate representing Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

15

11.   Assistance

  Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Shares with the Depositary may be directed to the Depositary or the Information Agent. Their contact details are provided at the end of this document.

 PRIVACY NOTICE

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

16

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see W-9 Guidelines):
Name
Business Name
Please Check Appropriate box for U.S. tax:
☐ Individual/Sole Proprietor    ☐ C Corporation    ☐ S Corporation    ☐ Partnership
☐ Trust/Estate ☐ Limited liability company (Enter the tax classification: S = S corporation;
C = corporation; P = partnership) ☐ Other Address City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. citizen or other U.S. person (defined below).

Signature	Date	, 2011

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

 CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date

DEFINITION OF A U.S. PERSON: For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

17

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:		Give Name and Taxpayer Identification Number of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or a disregarded entity	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9.	Partnership or multi-member LLC treated as a partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

12.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number

        If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or

18

Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

  (iii)
  An international organization or any agency or instrumentality thereof;

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof;

  (v)
  A corporation;

  (vi)
  A financial institution;

  (vii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

  (viii)
  A real estate investment trust;

  (ix)
  A common trust fund operated by a bank under Section 584(a);

  (x)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (xi)
  A custodian;

  (xii)
  A futures commission merchant registered with the Commodity Futures Trading Commission;

  (xiii)
  A foreign central bank of issue; and

  (xiv)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

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 The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, this Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent at the telephone numbers and locations set out above. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

20

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY AGNICO-EAGLE MINES LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES OF GRAYD RESOURCE CORPORATION.

NOTICE OF GUARANTEED DELIVERY
for the deposit of Common Shares
of
GRAYD RESOURCE CORPORATION
under the Offer dated October 13, 2011 made by
AGNICO-EAGLE MINES LIMITED

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON
NOVEMBER 18, 2011 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

        This Notice of Guaranteed Delivery must be used to accept the offer dated October 13, 2011 (the "Offer") made by Agnico-Eagle Mines Limited ("Agnico-Eagle") to purchase all of the issued and outstanding common shares (the "Shares") of Grayd Resource Corporation ("Grayd"), including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of Options or Warrants (as such terms are defined in the Offer and Circular, as defined below), if certificate(s) representing the Shares to be deposited are not immediately available or if the holder of Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to Computershare Trust Company of Canada (the "Depositary") at or prior to the Expiry Time at its offices specified below.

        Pursuant to the Offer, Shareholders may elect to receive, for each Grayd Share held, either (a) $2.80 in cash (the "Cash Option") or (b) 0.04039 of a common share of Agnico-Eagle (the "Agnico-Eagle Shares") and $0.05 in cash (the "Share Option"), in each case subject to pro ration as described in the Offer and Circular. Each Shareholder may elect the Cash Option or the Share Option in respect of all of the Shareholder's Shares deposited under the Offer or may apportion the Shareholder's Shares between such consideration alternatives.

        A SHAREHOLDER DELIVERING A NOTICE OF GUARANTEED DELIVERY MUST ELECT ONE OF THE CONSIDERATION ALTERNATIVES IN BOX 2 BELOW. A SHAREHOLDER WHO FAILS TO PROPERLY MAKE THE ELECTION IN BOX 2 BELOW WILL BE DEEMED TO HAVE ELECTED THE CASH OPTION FOR ALL OF SUCH SHAREHOLDER'S SHARES DEPOSITED UNDER THE OFFER. IF A SHAREHOLDER DELIVERS THIS NOTICE OF GUARANTEED DELIVERY IN RESPECT OF SHARES TO BE DEPOSITED WITH A LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THIS NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN A LETTER OF TRANSMITTAL.

        The maximum amount of cash available under the Offer is approximately $92 million and the maximum number of Agnico-Eagle Shares available for issuance under the Offer is approximately 2.7 million Agnico-Eagle Shares (based on the number of Shares outstanding on a fully-diluted basis as at September 19, 2011). If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares.

        The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery. Certain capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related circular dated October 13, 2011 (the "Offer and Circular") have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

        Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Shares with the Depositary may be directed to the Depositary or the Information Agent. Their contact details are provided at the end of this document. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

        If a Shareholder wishes to deposit Shares under the Offer and either (a) the certificate(s) representing the Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution (as defined below);

  (b)
  this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing all deposited Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.

        An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

        The undersigned understands and acknowledges that payment for Shares deposited and taken up by Agnico-Eagle under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Shares, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.

        The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Agnico-Eagle or the Depositary to persons depositing Shares by reason of any delay in making payments for Shares to any person on account of Shares accepted for payment under the Offer, and that the consideration for the Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Shares, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Shares is not made until after the take-up and payment for the Shares under the Offer.

        All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

2

        THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE SPECIFIED BELOW AT OR PRIOR TO THE EXPIRY TIME AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING SHARES AND ALL OTHER REQUIRED DOCUMENTS TO ANY OFFICE OTHER THAN THE OFFICE OF THE DEPOSITARY SPECIFIED BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

By Mail:	By Hand or by Courier:	By Facsimile Transmission:
P.O. Box 702	100 University Avenue	(905) 771-4082
31 Adelaide Street East	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1

        TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES REPRESENTING SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:	AGNICO-EAGLE MINES LIMITED
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

        The undersigned hereby deposits with Agnico-Eagle, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Box 1 SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

*
Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.

3

Box 2 ELECTION FOR CASH AND/OR AGNICO-EAGLE SHARES (Shareholders must choose only ONE of the Alternatives below.)
Under the Offer, the undersigned may elect the Cash Option or the Share Option with respect to all Deposited Shares (as defined in the Letter of Transmittal) or the undersigned may apportion the Deposited Shares between the Cash Option and the Share Option. The undersigned hereby elects as follows:
☐ ALTERNATIVE A: CASH OPTION
Shareholders that check this box will receive $2.80 cash for each Share deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
☐ ALTERNATIVE B: SHARE OPTION

Shareholders that check this box will receive 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share deposited under the Offer (subject to pro ration, as described in the Offer and Circular).
☐ ALTERNATIVE C: COMBINATION OF CASH OPTION AND SHARE OPTION

Shareholders that check this box and complete the fields immediately below will receive $2.80 cash for each Grayd Share deposited under the Cash Option and 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Grayd Share deposited under the Share Option (in each case subject to pro ration, as described in the Offer and Circular). The total number of Shares deposited under this alternative must equal the total number of Shares deposited under the Offer (see Box 1 in this Notice of Guaranteed Delivery).
(insert number) Shares deposited under the Cash Option, and
(insert number) Shares deposited under the Share Option.
If the undersigned fails to properly elect one of the Alternatives set out above, the undersigned will be deemed to have elected the Cash Option for all of the Deposited Shares.

If the undersigned apportions the Deposited Shares in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections exceeds the number of Deposited Shares (which the undersigned should identify in Box 1 in this Notice of Guaranteed Delivery), then the number of Shares in respect of which the undersigned has elected the Share Option will be reduced such that the number of Shares in respect of which the undersigned has made elections equals the number of Deposited Shares (which the undersigned should identify in Box 1 in this Notice of Guaranteed Delivery). If the undersigned apportions the Deposited Shares (which the undersigned should identify in Box 1 in this Notice of Guaranteed Delivery) in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections is less than the number of Deposited Shares (which the undersigned should identify in Box 1 in this Notice of Guaranteed Delivery), then the undersigned will be deemed to have elected the Cash Option in respect of that number of Shares in respect of which the undersigned failed to make a consideration election.

No fractional Agnico-Eagle Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Agnico-Eagle Share will receive the applicable number of Agnico-Eagle Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Agnico-Eagle Share.

A Shareholder who is an Eligible Holder (as defined in the Offer and Circular) and who wishes to elect the Rollover Option (as defined in the Offer and Circular) in the Letter of Transmittal to make the necessary joint tax election with Agnico-Eagle to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Shares under the Offer, must elect the Share Option in respect of that number of Shares for which the Shareholder wishes to obtain such rollover. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

IF A SHAREHOLDER DELIVERS THIS NOTICE OF GUARANTEED DELIVERY IN RESPECT OF SHARES TO BE DEPOSITED WITH A LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THIS NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN A LETTER OF TRANSMITTAL.

4

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number
GUARANTEE OF DELIVERY (Not to be used for signature guarantee)
The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

5

The Depositary for the Offer is:

By Mail	By Hand or by Courier	By Facsimile Transmission
P.O. Box 702	100 University Avenue	(905) 771-4082
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

         Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or this Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent at the telephone numbers and locations set out above. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

6

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

 EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011
4.1	Consent of Ernst & Young LLP
4.2	Consent of Marc Legault
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada
5.1	Powers of Attorney (included on the signature page of this Registration Statement)

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        (a)  Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (c)  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on October 13, 2011.

AGNICO-EAGLE MINES LIMITED
By:	/s/ AMMAR AL-JOUNDI Name: Ammar Al-Joundi Title: Senior Vice-President, Finance, and Chief Financial Officer

        Each person whose signature appears below constitutes and appoints Sean Boyd, Ammar Al-Joundi, Mel Leiderman and Bernard Kraft, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 13, 2011.

Name	Title
/s/ SEAN BOYD Sean Boyd	Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ AMMAR AL-JOUNDI Ammar Al-Joundi	Senior Vice-President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES D. NASSO James D. Nasso	Chairman of the Board
/s/ LEANNE M. BAKER Leanne M. Baker	Director Authorized Representative in the United States
/s/ DOUGLAS R. BEAUMONT Douglas R. Beaumont	Director
/s/ BERNARD KRAFT Bernard Kraft	Director
/s/ MEL LEIDERMAN Mel Leiderman	Director
/s/ EBERHARD SCHERKUS Eberhard Scherkus	President and Chief Operating Officer and Director
/s/ HOWARD STOCKFORD, P. ENG. Howard Stockford, P. Eng.	Director
/s/ PERTTI VOUTILAINEN Pertti Voutilainen	Director
/s/ CLIFFORD J. DAVIS Clifford J. Davis	Director
/s/ J. MERFYN ROBERTS J. Merfyn Roberts	Director
/s/ MARTINE A. CELEJ Martine A. Celej	Director
/s/ ROBERT J. GEMMELL Robert J. Gemmell	Director
/s/ DR. SEAN RILEY Dr. Sean Riley	Director

 EXHIBIT INDEX

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011
4.1	Consent of Ernst & Young LLP
4.2	Consent of Marc Legault
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada
5.1	Powers of Attorney (included on the signature page of this Registration Statement)

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF OPTIONS AND WARRANTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
CURRENCY
FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
SUMMARY
SELECTED HISTORICAL FINANCIAL INFORMATION OF AGNICO-EAGLE
GLOSSARY
OFFER
CIRCULAR
CONSENT OF COUNSEL
AUDITORS' CONSENT
CERTIFICATE OF AGNICO-EAGLE
The Depositary for the Offer is
Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com The Information Agent for the Offer is
North American Toll Free Phone: 1-800-749-9197 E-mail: contactus@kingsdaleshareholder.com Facsimile: (416) 867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: (416) 867-2272
Box 3 ROLLOVER OPTION FOR ELIGIBLE HOLDERS
SHAREHOLDER INFORMATION AND INSTRUCTIONS
PRIVACY NOTICE
CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
The Depositary for the Offer is
The Information Agent for the Offer is
North American Toll Free Phone: 1-800-749-9197 Email: contactus@kingsdaleshareholder.com Facsimile: (416) 867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: (416) 867-2272
WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY
The Depositary for the Offer is
The Information Agent for the Offer is
North American Toll Free Phone: 1-800-749-9197 Email: contactus@kingsdaleshareholder.com Facsimile: (416) 867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: (416) 867-2272
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX